Filed pursuant to General Instruction II.L. of Form F-10;
File No. 333-205869

A copy of this preliminary prospectus supplement has been filed with the securities regulatory authorities in each of the provinces of Canada (other than Quebec), but has not yet become final for the purpose of the sale of securities. The information in this preliminary prospectus supplement may not be complete and may have to be amended This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated July 13, 2017

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated August 6, 2015 to which it relates, as amended or supplemented (the “Prospectus”), and each document incorporated by reference into the Prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted. See “Plan of Distribution”.

Information has been incorporated by reference in the Prospectus from documents filed with securities commissions or similar authorities in Canada and the United States Securities and Exchange Commission (“SEC”). Copies of the documents incorporated by reference into the Prospectus may be obtained on request without charge from the Manager, Investor Relations of Westport Fuel Systems Inc. at 101 – 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2, telephone (604) 718-2046 and are also available electronically at www.sedar.com and www.sec.gov. See “Documents Incorporated by Reference” in this Prospectus Supplement.

PRELIMINARY PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED AUGUST 6, 2015

New Issue	July ● , 2017

WESTPORT FUEL SYSTEMS INC.

U.S.$ ●

● Common Shares

This offering (the “Offering”) of common shares (the “Common Shares”) of Westport Fuel Systems Inc. (“Westport Fuel Systems”) consists of ● Common Shares (the “Offered Shares”) at a price of U.S.$ ● per Offered Share (the “Offering Price”). The Offering is being made in the United States under the terms of a registration statement on Form F-10, as amended, filed with the SEC of which this Prospectus Supplement and the Prospectus form a part.

The Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the trading symbol “WPRT”, and on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “WPRT”. On July 13, 2017, the last completed trading day before the announcement of the Offering, the closing price of the Common Shares on the TSX and NASDAQ was Cdn.$2.45 and U.S.$1.94, respectively. Westport Fuel Systems has applied to the TSX and NASDAQ for the listing of the Offered Shares (including any Common Shares issuable upon exercise of the Over-Allotment Option (as defined below)). Listing of the Offered Shares will be subject to the Corporation’s fulfillment of all of the listing requirements of the TSX and NASDAQ. There can be no assurance that the Offered Shares will be accepted for listing on the TSX or NASDAQ.

The Offered Shares are being offered in the United States by Oppenheimer & Co. (the “Lead Underwriter”) and Craig-Hallum Capital Group LLC (together with the Lead Underwriter, the “Underwriters”). The terms of the Offering, including the Offering Price, were determined by negotiation between Westport Fuel Systems and the Underwriters. No Canadian underwriters have been involved in the presentation of, or has performed a review of, the contents of this Prospectus Supplement or the Prospectus and no Offered Shares will be sold or offered in Canada or to any resident of Canada.

PRICE: U.S.$ ● PER OFFERED SHARE

	Price to the Public (1)		Underwriters’ Fee(1)(2)		Net Proceeds to Westport Fuel Systems (1)(2)(3)(4)
Per Offered Share	U.S.$	●	U.S.$	●	U.S.$	●
Total	U.S.$	●	U.S.$	●	U.S.$	●

Notes:

(1)

The Offering Price will be payable in U.S. dollars unless the Underwriters otherwise agree. All of the proceeds of the Offering will be paid to Westport Fuel Systems by the Underwriters in U.S. dollars based on the U.S. dollar Offering Price.

(2)	The Underwriters will receive a fee equal to U.S.$ ● per Offered Share from the sale of Offered Shares to the public. See “Plan of Distribution”.

(3)	Before deducting the expenses of the Offering estimated at U.S.$ ●, which will be paid from the gross proceeds of the Offering. See “Plan of Distribution”.
(4)

Westport Fuel Systems has granted the Underwriters an option (the “Over-Allotment option”), exercisable in whole or in part at any time from time to time prior to 5:00 p.m. (New York City time) on the 30th day following the Closing Date (as defined below), to purchase up to an additional ● Common Shares at the Offering Price, solely to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, then using the same assumptions and information set forth in notes 1,2 and 3, the total “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to Westport Fuel Systems” (before deducting expenses of the Offering) will be U.S.$ ●, U.S.$ ● and U.S.$ ●, respectively. This Prospectus Supplement qualifies the distribution of the Over-Allotment Option and the Common Shares issuable upon the exercise of the Over-Allotment Option. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position acquires those Common Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or through secondary market purchases. See “Plan of Distribution”. Where applicable, references to the terms “Offering” and “Offered Shares” include the Common Shares issuable upon exercise of the Over-Allotment Option.

It is currently anticipated that the closing date of the Offering (the “Closing Date”) will be on or about July 19, 2017, or such later date as may be agreed to by Westport Fuel Systems and the Underwriters but, in any event, not later than July ●, 2017. See “Plan of Distribution”.

Pursuant to subscription agreements dated effective July ●, 2017 between Westport Fuel Systems and certain directors and executive officers of the Corporation, the Corporation has agreed to complete a non-brokered private placement in Canada only concurrently with the completion of the Offering (the “Concurrent Private Placement”). Management and directors of the Corporation intend to purchase an aggregate of ● Common Shares at a price of U.S.$ ● per Common Share for aggregate gross proceeds of approximately U.S.$● pursuant to the Offering or the Concurrent Private Placement. The closing of the Concurrent Private Placement is expected to take place on the Closing Date (as defined herein). This short form prospectus does not qualify the distribution of the Common Shares issuable pursuant to the Concurrent Private Placement. The Common Shares issued pursuant to the Concurrent Private Placement will be subject to a statutory seasoning or hold period. The Corporation has applied to list the Common Shares issuable pursuant to the Concurrent Private Placement on the TSX and NASDAQ. Listing of the Offered Shares will be subject to the Corporation’s fulfillment of all of the listing requirements of the TSX and NASDAQ.

Subscriptions will be received subject to rejection or allotment in whole or in part, and the Underwriters reserve the right to close the subscription books at any time without notice. Book entry only certificates representing the Offered Shares will be issued in registered form to CDS Clearing and Depositary Services Inc. (“CDS”) or its nominee and will be deposited with CDS on the Closing Date. A purchaser will receive only a customer confirmation from a registered dealer that is a CDS participant and from or through which the Offered Shares are purchased. See “Plan of Distribution”.

Subject to applicable laws, the Underwriters may, in connection with this Offering, over-allot or effect transactions that stabilize or maintain the market price of the Offered Shares at levels other than those which might otherwise prevail on the open market. The Underwriters propose to offer the Offered Shares initially at the Offering Price. After a reasonable effort has been made to sell all of the Offered Shares at the price specified, the Underwriters may decrease the selling price to investors from time to time in order to sell any of the Offered Shares remaining unsold. Any such reduction will not affect the proceeds that the Corporation receives. See “Plan of Distribution”.

The following table sets forth the maximum number of Offered Shares that the Corporation may issue pursuant to the Over-Allotment Option.

Underwriters’ Position	Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option	● Common Shares	30 days after the Closing Date	U.S.$ ●

Westport Fuel Systems is permitted, as a Canadian issuer, under the multi-jurisdictional disclosure system adopted by the United States and Canada (“MJDS”), to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. Investors should be aware that such requirements are different from those of the United States. Westport Fuel Systems has prepared its annual financial statements as at December 31, 2016 and 2015 and for each of the years in the three year period ended December 31, 2016 and its interim financial statements as at March 31, 2017 and for the three month periods ended March 31, 2017 and 2016 in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

S-ii

An investment in the Offered Shares is speculative and involves a high degree of risk. Prospective investors should carefully review the risk factors referred to under “Risk Factors” beginning on page S-15 in this Prospectus Supplement and in the accompanying Prospectus, beginning on page 7 and in the documents incorporated by reference herein and therein, before purchasing the Offered Shares.

Prospective investors should be aware that the acquisition of the Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Offered Shares. See “Certain Income Tax Considerations” in this Prospectus Supplement.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that Westport Fuel Systems is incorporated or organized under the laws of Alberta, Canada, that some or all of the Corporation’s officers and directors are residents of Canada, that some or all of the experts named in this Prospectus Supplement are residents of Canada, and that all or a substantial portion of Westport Fuel Systems’ assets and the assets of such persons are located outside the United States.

The directors and officers of Westport Fuel Systems listed in the table below reside outside of Canada. Each of the persons named below has appointed the following agent for service of process:

Name of Person or Company	Name and Address of Agent
Ashoka Achuthan	Bennett Jones LLP, 4500 Bankers Hall East 855 – 2nd Street S.W., Calgary, Alberta, Canada T2P 4K7

Anthony Harris	Bennett Jones LLP, 4500 Bankers Hall East 855 – 2nd Street S.W., Calgary, Alberta, Canada T2P 4K7

Colin S. Johnston	Bennett Jones LLP, 4500 Bankers Hall East 855 – 2nd Street S.W., Calgary, Alberta, Canada T2P 4K7
Peter Yu	Bennett Jones LLP, 4500 Bankers Hall East 855 – 2nd Street S.W., Calgary, Alberta, Canada T2P 4K7

Scott Mackie	Bennett Jones LLP, 4500 Bankers Hall East 855 – 2nd Street S.W., Calgary, Alberta, Canada T2P 4K7

Dan Hancock	Bennett Jones LLP, 4500 Bankers Hall East 8 55 – 2nd Street S.W., Calgary, Alberta, Canada T2P 4K7

Nancy S. Gougarty(1)	Bennett Jones LLP, 4500 Bankers Hall East 855 – 2nd Street S.W., Calgary, Alberta, Canada T2P 4K7

Note:

(1)	Ms. Gougarty has permanent resident status in Canada but may be considered to reside outside of Canada.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Readers should rely only on the information contained in, or incorporated by reference into, this Prospectus Supplement and the Prospectus. Westport Fuel Systems has not authorized anyone to provide investors with information different from that contained in this Prospectus Supplement and the Prospectus.

The Corporation’s head office is located at 101 – 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2 and its registered office is located at 4500, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7.

S-iii

PROSPECTUS SUPPLEMENT

Important Notice About Information in this Prospectus Supplement and the Accompanying Prospectus	S-v
Definitions	S-v
Special Notice Regarding Forward-Looking Statements	S-v
Documents Incorporated by Reference	S-vi
Marketing Materials	S-viii
Exchange Rate Information	S-viii
Prospectus Summary	S-1
Risk Factors	S-15

PROSPECTUS

Definitions and Other Matters.	1
Special Notice Regarding Forward Looking-Statements.	1
Documents Incorporated by Reference.	2
Where You Can Find Additional Information.	4
Enforceability of Civil Liabilities.	4
Westport Innovations Inc.	5
Our Business.	5
Recent Developments.	6
Risk Factors.	7
Description of Common Shares.	19
Description of Preferred Shares.	19
Description of Subscription Receipts.	20
Description of Warrants.	21
Description of Debt Securities.	22

Description of Units.	29
Prior Sales.	30
Market for Securities.	32
Consolidated Capitalization.	32
Use of Proceeds.	32
Selling Securityholders.	33
Plan of Distribution.	34
Earnings Coverage.	36
Certain Income Tax Considerations.	36
Legal Matters.	37
Auditors.	37
Exemption Under National Instrument 41-101.	30
Purchasers’ Statutory and Contractual Rights.	37
Certificate of the Corporation.	C-1

S-iv

IMPORTANT NOTICE ABOUT INFORMATION IN THIS

PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offered Shares and also adds to and updates certain information contained in the Prospectus and the documents incorporated by reference therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Offered Shares offered hereunder. This Prospectus Supplement is deemed to be incorporated into the accompanying Prospectus solely for the purpose of the Offering.

Investors should rely only on the information contained in, or incorporated by reference into, this Prospectus Supplement and the Prospectus. Westport Fuel Systems has not authorized any other person to provide readers with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. Westport Fuel Systems and the Underwriters are offering to sell, and seeking offers to buy, these securities only in jurisdictions where offers and sales are permitted. You should assume that the information appearing in this Prospectus Supplement and the Prospectus, as well as information Westport Fuel Systems has previously filed with the SEC and with the securities regulatory authority in each of the provinces of Canada that is incorporated in the Prospectus by reference, is accurate as of their respective dates only. Westport Fuel Systems’ business, financial condition, results of operations and prospects may have changed since those dates.

DEFINITIONS

In this Prospectus Supplement and the Prospectus, unless otherwise indicated, references to “Westport Fuel Systems” or the “Corporation” are to Westport Fuel Systems Inc., its subsidiaries and its joint ventures, collectively, unless the context otherwise requires. All references to “dollars”, “Cdn.$” or “$” are to Canadian dollars and all references to “U.S.$” are to United States dollars.

SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus Supplement and the Prospectus, and in certain documents incorporated by reference in the Prospectus, may constitute “forward-looking statements”. When used in such documents, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “project” and similar expressions, as they relate to Westport Fuel Systems or the Corporation’s management, are intended to identify forward-looking statements. In particular, this Prospectus Supplement and the Prospectus contain forward-looking statements including, but not limited to: the issuance of the Offered Shares, the terms of the Underwriting Agreement, the expected closing date of the Offering, the expected use of proceeds therefrom and the future treatment of Debentures (as defined herein); Westport Fuel Systems’ ability to generate adjusted EBITDA in future periods, future research and development programs and expenditures and the funding thereof, future revenues and margins, efforts to be taken and the results of such efforts relating to improvements in operating efficiency, timing for commercialization of HPDI 2.0 technology and any new programs related thereto, Westport Fuel Systems’ future liquidity and cash position and the outcome of any regulatory or Foreign Corrupt Practices Act review.

In addition, readers should also refer to the Prospectus under the heading “Special Notice Regarding Forward-Looking Statements”, the AIF (as defined below) under the heading “Forward-Looking Information”, and the Annual MD&A (as defined below) and Q1 MD&A (as defined below) under the heading “Forward-Looking Statements”, each of which are incorporated by reference into the Prospectus, for a list of some additional forward-looking statements made by the Corporation in this Prospectus Supplement, the Prospectus and the documents incorporated by reference into the Prospectus.

S-v

Such statements reflect Westport Fuel Systems’ current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this Prospectus Supplement, the Prospectus and in the documents incorporated by reference into the Prospectus and other unforeseen risks including, without limitation, those risks discussed in this Prospectus Supplement, the accompanying Prospectus under the heading “Risk Factors” and in the documents incorporated by reference herein and therein. Such risks and the assumptions upon which such forward-looking statements are based include, without limitation, risks and assumptions in respect of market acceptance of Westport Fuel Systems’ products, product development delays, delays in contractual commitments, changing environmental regulations, the ability to attract and retain business partners, the success of Westport Fuel Systems’ business partners and the original equipment manufacturers with whom Westport Fuel Systems has partnered, future levels of government funding and incentives, competition from incumbent or new technologies, price differentials between natural gas relative to petroleum-based fuels, limitations on the Corporation’s ability to protect its intellectual property and claims and disputes in respect thereof, Westport Fuel Systems’ ability to integrate acquired businesses, natural gas refueling infrastructure limitations, capital requirements, and those risks discussed in this Prospectus Supplement and the accompanying Prospectus under the heading “Risk Factors”.

You should not rely on any forward-looking statements. Westport Fuel Systems undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after it distributes this Prospectus Supplement, except as otherwise required by law.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purpose of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into the Prospectus and reference should be made to the Prospectus for full particulars thereof. See “Documents Filed as Part of the Registration Statement” in this Prospectus Supplement.

Information has been incorporated by reference into the Prospectus from documents filed with securities commissions or similar authorities in Canada and the SEC. Copies of the documents incorporated by reference may be obtained on request without charge from the Corporation’s Manager, Investor Relations at 101-1750 West 75th Avenue, Vancouver, British Columbia, V6P 6G2, telephone (604) 718-2046. Copies of documents incorporated by reference may also be obtained by accessing the web site located at www.sedar.com or www.sec.gov.

Westport Fuel Systems has filed the following documents with the securities commissions or similar regulatory authorities in each of the provinces of Canada, and such documents are specifically incorporated by reference into, and form an integral part of, the Prospectus as supplemented by this Prospectus Supplement:

•	the Corporation’s annual information form dated March 31, 2017 for the year ended December 31, 2016 (the “AIF”);

•

the Corporation’s audited consolidated financial statements as at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, December 31, 2015 and December 31, 2014, together with the notes thereto, and the auditors’ reports thereon (the “Annual Financial Statements”);

•	the Corporation’s management’s discussion and analysis of financial condition and results of operations dated March 31, 2017, for the fiscal year ended December 31, 2016 (the “Annual MD&A”);

•	the Corporation’s interim consolidated financial statements as at March 31, 2017 and for the three month periods ended March 31, 2017 and 2016 (the “Q1 Financial Statements”);

S-vi

•	the Corporation’s interim management’s discussion and analysis of financial condition and results of operations, dated May 11, 2017, for the three month period ended March 31, 2017 (the “Q1 MD&A”);

•	the Corporation’s management proxy circular dated May 8, 2017 relating to the annual general meeting of shareholders held on June 28, 2017;

•

the Corporation’s management information circular and proxy statement dated February 12, 2016 relating to the special meeting of shareholders held on March 18, 2016 in respect of the merger (the “Merger”) with Fuel Systems Solutions, Inc., as supplemented by the supplement to the management information circular and proxy statement dated March 7, 2016;

•	the Corporation’s amended and restated business acquisition report dated July 13, 2017, which amends the business acquisition report dated August 12, 2016 with respect to the Merger;

•

the Corporation’s material change report dated May 8, 2017 relating to the closing of the sale of its assets used in the business of developing, manufacturing and selling of diesel and electronic auxiliary power units for truck and rail applications; and

•	the “template version” (as defined in applicable Canadian securities laws) of the investor presentation for the Offering dated July 10-13, 2017 (the “Investor Presentation”).

Any document of the type described in Section 11.1 of Form 44-101F1 – Short Form Prospectus Distributions filed by the Corporation with a securities commission or similar authority in any province of Canada subsequent to the date of this Prospectus Supplement and before withdrawal or completion of the distribution of the Offered Shares will be deemed to be incorporated by reference.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is filed with, or furnished to, the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), after the date of this Prospectus Supplement, such document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part (in the case of a report on Form 6-K, if and to the extent expressly provided therein).

To the extent that any document or information incorporated by reference into this Prospectus Supplement or the Prospectus is included in a report that is filed with the SEC on Form 40-F or Form 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus. In addition, the Corporation has and will incorporate by reference into this Prospectus Supplement and the Prospectus from documents that it files with the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act subsequent to the date of this Prospectus Supplement and before withdrawal or completion of the distribution of the Offered Shares. Westport Fuel Systems’ U.S. filings are electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which may be accessed at www.sec.gov.

Any statement contained in this Prospectus Supplement, the Prospectus or in a document incorporated or deemed to be incorporated by reference into the Prospectus will be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained in this Prospectus Supplement or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into the Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to be incorporated by reference into the Prospectus or to constitute part of this Prospectus Supplement.

S-vii

MARKETING MATERIALS

The template version of the Investor Presentation does not form part of this prospectus supplement to the extent that the contents thereof have been modified or superseded by a statement contained in this prospectus supplement.

In addition, any “template version” of any other “marketing materials” (as such terms are defined in applicable Canadian securities laws) filed with the securities commissions or similar authorities in each of the provinces and territories of Canada in connection with the Offering after the date hereof but prior to the termination of the distribution of the Offered Shares under this prospectus supplement is deemed to be incorporated by reference herein.

EXCHANGE RATE INFORMATION

The following table sets out, for each period indicated, the high and low rates of exchange of Canadian dollars into U.S. dollars, the average of the exchange rates during each such period and the end-of-period rate, based on the U.S.-Canada dollar noon exchange rates published by the Bank of Canada for 2016 and 2015. The rates presented for the three months ended March 31, 2017 are based on the U.S.-Canada dollar daily average exchange rates published by the Bank of Canada. Such rate on July 13, 2017 was Cdn.$0.7847 equals U.S.$1.00.

	Three Months Ended March 31, 2017	2016	2015
Highest rate during the period	0.7400	0.6854	0.7148
Lowest rate during the period	0.7683	0.7972	0.8527
Average rate for the period	0.7555	0.7548	0.7820
Rate at the end of the period	0.7513	0.7448	0.7225

NON-GAAP MEASURES

The SEC and the Canadian securities regulators have rules that regulate the use of “non-GAAP financial measures” that are derived on the basis of methodologies other than in accordance with U.S. generally accepted accounting principles (“GAAP”). This Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein contain cash used in operations before changes in non-cash working EBITDA and adjusted EBITDA, which are non-GAAP financial measures.

These non-GAAP financial measures are provided because management of the Corporation believes these non-GAAP financial measures provide useful information about Westport Fuel Systems’ operating performance. Westport Fuel Systems also believes that these non-GAAP financial measures provide investors with a useful tool for assessing the comparability of the Corporation’s financial results between periods. Although management uses these non-GAAP financial measures as key metrics in the evaluation of the Corporation’s performance and its consolidated financial results, these non-GAAP financial measures should be considered in addition to, not a substitute for, measures of financial performance prepared in accordance with GAAP.

For reconciliation of these non-GAAP financial measures to the most comparable applicable GAAP financial measures, see “Non-GAAP Measures” in the Annual MD&A and Q1 MD&A.

S-viii

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The acquisition of Fuel Systems Solutions, Inc. (“Fuel Systems”), which was consummated on June 1, 2016, was a significant acquisition to Westport Fuel Systems under Rule 3-05 and 1-02(w) of Regulation S-X under the Securities Act. As a result, we have incorporated by reference in this Prospectus Supplement and the accompanying Prospectus the historical financial statements of Fuel Systems and unaudited pro forma financial information based on the historical financial statements of Westport Innovations Inc. and Fuel Systems, combined and adjusted to give effect to the Fuel Systems acquisition.

The unaudited pro forma combined consolidated financial information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus is for informational purposes only and is not intended to represent or to be indicative of the consolidated results of operations or financial position that we would have reported had the Fuel Systems acquisition been completed as of the dates set forth in the unaudited pro forma combined consolidated financial information, and should not be taken as indicative of our future consolidated results of operations or financial position. The unaudited pro forma financial data has been prepared in accordance with the requirements of Article 11 of Regulation S-X of the Securities Act. However, neither the assumptions underlying the pro forma adjustments nor the resulting pro forma financial information have been audited or reviewed in accordance with any generally accepted auditing standards.

The unaudited pro forma combined consolidated financial information should be read in conjunction with the historical financial statements of Westport Fuel Systems and Fuel Systems, all incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

S-ix

PROSPECTUS SUMMARY

The following summary highlights basic information about us and this Offering. This summary does not contain all of the information you should consider before making a decision to invest in the Common Shares. You should review this entire Prospectus Supplement and the accompanying Prospectus carefully, including the risks of investing in the Common Shares discussed in the “Risk Factors” section of this Prospectus Supplement and the accompanying Prospectus and the consolidated financial statements and notes thereto and the other documents incorporated by reference into this Prospectus Supplement and the accompanying Prospectus.

WESTPORT FUEL SYSTEMS INC.

Overview

Westport Fuel Systems is a premier global company for the engineering, manufacturing, and supply of alternative fuel systems and components.

Fuel Systems and Westport Innovations Inc., two companies with a strong foundation of innovation and technology leadership in the alternative fuels space, were both key players in the development of the global market for gaseous fueled engines and vehicles for transportation applications. The merger of these two leaders in June 2016 created Westport Fuel Systems Inc.

Westport Fuel Systems believes gaseous fuels such as natural gas, propane, renewable natural gas, and hydrogen provide the best near-term alternative to petroleum-derived fuels in many applications, offering compelling environmental, economic, and energy security benefits.

Westport Fuel Systems’ corporate vision “Driving Innovation to Power a Cleaner Tomorrow” encompasses its mandate to deliver best-in-class alternative fuel engines, fuel systems, and components. Global trends in greenhouse gas (“GHG”) emission reduction regulations and increasingly stringent urban air quality requirements further solidify the Corporation’s strategy to develop technology solutions and commercialize products that original equipment manufacturers (“OEMs”) will need to meet demanding regulatory frameworks. With a broad range of alternative fuel capabilities in LPG, CNG, LNG, RNG, and hydrogen and Westport Fuel Systems’ innovative proprietary technologies, Westport Fuel Systems is well positioned in key on-road and high horsepower market segments.

Westport Fuel Systems’ automotive businesses are the solid foundation of its market leadership position and source of competitive advantage. Westport Fuel Systems has been able to realize synergies through a post-Merger strategic assessment of its entire portfolio with emphasis on streamlining its operating lines as well as its product and brand portfolios. The outcome of this work has been a more focused portfolio with capital and resources targeted to the businesses that will drive long-term profitability.

In the automotive segment, Westport Fuel Systems is leveraging its increased scale, customer base, and global sales and distribution networks to continue growing market share.

In addition to the Corporation’s significant operational competency in well-established automotive markets, its investment in new technologies is expected to drive future growth. Westport Fuel Systems has a track record of innovation, specialized engineering capabilities, and a deep patent portfolio resulting in a strong intellectual property position. Westport Fuel Systems is on track to ship the first commercial Westport Fuel Systems High Pressure Direct Injection 2.0 (“Westport™ HPDI 2.0”) components to the Corporation’s European OEM launch partner in 2017. Westport Fuel Systems’ fully integrated Westport™ HPDI 2.0 system matches the “diesel-like” power, torque, and fuel economy benefits of a true compression ignition engine powered by natural gas, with reduced GHG emissions, and the capability to run entirely on renewable fuels.

Westport Fuel Systems has a compelling value proposition. The Corporation offers technology solutions for global environmental challenges, it occupies a premier technology leadership position, and it has a range of brands and products for diverse applications and markets. The Corporation’s team has the specialized technical knowledge and engineering talent that can conceive, prototype, demonstrate, and commercialize the next generation of gaseous fueled technologies with its OEM partners. Westport Fuel Systems’ operationally focused leadership team has deep expertise in successful organizational restructuring, customer satisfaction, and financial discipline. Westport Fuel Systems is building a sustainable, profitable company that delivers value to customers, shareholders, employees, and the environment.

Westport Fuel Systems Brands

Alternative Fuel Capabilities

Westport Fuel Systems’ Breadth of Reach

Westport Fuel Systems’ breadth of reach spans from passenger vehicles to heavy-duty trucks to locomotives and marine applications to refueling, and the Corporation’s ability to develop and utilize its intellectual property portfolio. Through the Westport Fuel Systems family of brands and an extensive distribution network, the Corporation serves customers in more than 70 countries, including the world’s largest and fastest growing markets and are well positioned to lead industry transformation.

Operating Business Groups

Westport Fuel Systems operates its business through the following segments: Automotive, Corporate and Technology Investments and Cummins Westport Joint Venture.

Automotive

The Westport Fuel Systems Automotive division designs, manufactures, tests, certifies and sells CNG and LPG components and systems for passenger cars and light-duty trucks and medium-duty vehicles, including

OEM, delayed OEM (“DOEM”) and independent aftermarket applications. Westport Fuel Systems’ capabilities include the research and development of complete, in-house solutions for entire CNG and LPG fuel systems including engine management, applications, and certification. Westport Fuel Systems’ team has the specialized technical knowledge and engineering talent that can conceive, prototype, demonstrate, and commercialize next generation gaseous fueled automotive OEM and aftermarket technologies. The portfolio of products includes pressure regulators, injectors, electronic control units, valves and filters, in addition to complete bi-fuel, mono-fuel and dual-fuel LPG and CNG conversion kits.

The Automotive division also designs, manufactures, and sells a wide range of CNG Compressors and refueling systems, from BRC FuelMaker home appliance for individuals or small fleets, to complete refueling stations branded CUBOGAS.

Westport Fuel Systems serves more than 70 countries with a strong customer base in Europe, the Americas, Asia, and a growing presence in Africa. Products are either sold directly to the OEM or through a local distributor or directly to workshops. Westport Fuel Systems supplies a large number of global OEMs including Volkswagen, Tata Motors, GAZ Group, FCA, General Motors, Ford, Maruti Suzuki, Honda, Volvo Car, Hyundai, and Kia as well as Independent Aftermarket distributors and workshops.

Products

Fueling Systems and Components

Westport Fuel Systems engineers, designs, and builds LPG and CNG components and systems including pressure regulators, injectors, electronic control units, valves, filters and complete bi-fuel, mono-fuel and dual-fuel LPG and CNG conversion kits are sold under the following established product brands: BRC Gas Equipment, Emer, OMVL, Valtek, Prins, Zavoli, GFI and TA Gas Technology. In addition, the Electronics Division provides EMS electronic boards and complete EMS solutions to not only Westport Fuel Systems companies, but also external clients in the automotive, marine, and other sectors.

Fuel system components include vaporizers, CNG and LPG tank valves designed to provide multiple layers of safety, fill nozzles, gaseous fuel lines, manual and electrically operated shut-off valves, single and double-stage pressure regulators, fuel gauges, high and low pressure fuel filters, integrated fuel rails and injectors, and customized electronic control units.

The Sequent Plug & Drive system is one of the most successful LPG injection systems produced by BRC and sold to several other DOEM and OEM customers worldwide. This system has been chosen and validated by car makers such as Kia, Hyundai, Nissan, Subaru, Mitsubishi, Ford and is currently installed in the Corporation’s Cherasco, Italy DOEM facility. BRC also provides this solution for Ford Europe and Honda Turkey. The Honda Civic ECO is fully integrated inside the Honda Turkey factory, using BRC Gas Equipment’s Sequent Plug & Drive LPG system, a gaseous, fully sequential, port injection system.

YaMZ, the powertrain division of the GAZ group in Russia, is a leading manufacturer of diesel and CNG engines, powering Liaz, Paz, Ural and Gaz vehicles. The CNG 530 engine family comprises two engines, a 4 cylinder, 4.4 liter and a 6 cylinder, 6.6 litre. Both engines are equipped with Westport Fuel Systems’ engine management, complete fuel systems and off engine high pressure components. Today there are hundreds of trucks and buses in operation across the Russian Federation. They range from the Gazon Next truck, a small 2 wheel drive truck, to the Ural Next, 6 wheel drive on/off road vehicle, the PAZ Next bus, and the Liaz 5292 bus.

DOEM Vehicle Solutions

The Corporation provides DOEM vehicle solutions in full cooperation with major global OEMs as a key partner in their supply chain and production process, covering all process phases from development to prototype, installation, calibration, and validation.

As a leading developer and installer in Ford’s QVM North American program, Westport Fuel Systems has the largest line-up of Ford alternative fueled vehicles. Sold under the Westport WiNG™ Power System product brand, the bi-fuel and dedicated CNG and LPG systems are developed and engineered at the Corporation’s Dallas, Texas production facility, which includes the Ford Transit Van, F-150/ F-250/F-350/ F-450 to F-550 chassis cab and the E-450 Collins Type A Bus. The WiNG System undergoes the same rigorous testing for safety and durability required for all Ford OEM products.

Westport Fuel Systems also provides turn-key solutions in the Italian DOEM conversion plant to several major global OEMs such as Hyundai, Kia, Subaru, Mitsubishi, Nissan and Piaggio for the European market. The DOEM activities include the development and validation of the specific vehicle applications, the homologation and certification the installation and the logistics for the delivery of the vehicle to the dealer network. The current product portfolio includes the Sequent Plug and Drive system, an LPG or CNG solution for PFI (Port Fuel Injection) engines, and our SDI (Sequent Direct Injection) system, an LPG architecture for Direct Injection engines.

Corporate and Technology Investments

The Corporate and Technology Investments segment is responsible for current and advanced R&D programs, corporate oversight, and general administrative duties. Examples of Westport Fuel Systems’ leading technologies include fully integrated combustion solutions, fuel injectors, and fuel storage and delivery solutions including cryogenics.

Products Under Development or Pre-Launch Window

HPDI 2.0

Westport Fuel Systems’ next generation of HPDI technology, Westport™ HPDI 2.0 will provide global vehicle and engine OEMs with a vertically integrated natural gas solution with attractive price, performance, and fuel economy. Developed to OEM quality standards, Westport™ HPDI 2.0 system components are manufactured in industry partners’ facilities and offer ready integration into OEM operations globally. A key component of the Westport™ HPDI 2.0 system is a brand new family of high pressure fuel injectors, co-developed with Delphi, designed to provide better cost, smaller size and improved packaging compared to prior generation Westport™ HPDI injector designs. Westport Fuel Systems and Delphi have entered into a joint development agreement which will combine Westport Fuel Systems’ intellectual property and engineering strengths to co-develop and manufacture high-pressure natural gas fuel injectors designed for multiple engine OEMs. The family of injectors is developed with core components of Westport’s HPDI 2.0 fuel system.

Westport Fuel Systems has developed proprietary technologies to store and deliver liquefied gaseous fuels at cryogenic temperatures. Given the Corporation’s deep cryogenics expertise and capabilities and associated intellectual property portfolio, Westport Fuel Systems also works closely with leading suppliers including SAG (LNG fuel tanks) and G.W. Lisk (gas conditioning module) on key off-engine components.

High Efficiency Spark Ignited (“HESI”) Natural Gas System

Westport Fuel Systems’ proprietary HESI technology is designed to provide vehicle and engine OEMs with a natural gas solution that exceeds the power and torque of the diesel engine upon which it is based. This allows for engine downsizing resulting in a smaller, lighter, more powerful, more fuel efficient and lower emissions package. Using 100% dedicated natural gas as fuel, this technology optimizes the combustion system and thermal management of the engine by taking full advantage of the ultra-high octane performance fuel properties of natural gas. Developed to meet the highest level of OEM quality standards, Westport Fuel Systems’ new combustion system and components have been undergoing testing and are being further developed to offer ready integration into OEM applications globally.

Fuel Storage and Delivery

Cryogenic Tanks and Pumps

Natural gas is a bulky fuel. The most space efficient way to store it onboard a vehicle is in liquefied form. Once liquid, it becomes feasible as a replacement for diesel fuel in applications such as heavy duty trucks and large mine trucks where space is limited, long driving range is mandatory and excess weight is costly. Westport Fuel Systems has designed and developed durable and robust cryogenic tank and pump products that efficiently store LNG onboard vehicles and provide high pressure fuel to engines utilizing high pressure direct injection natural gas technology.

For WestportTM HPDI 2.0, the Corporation has designed its cryogenic tank and pump products for reduced cost, improved quality and durability and minimum space claim on the vehicle. Rigorous validation and durability testing has been carried out including bonfire, vibration, drop and rifle shot. The tank modules have passed shaker table testing that correlates to 1,250,000 km of real world driving conditions.

Westport Fuel Systems’ LNG tank modules with integrated cryogenic pumps, are offered in both high and low discharge pressure options. The colder the LNG, the greater the amount of fuel stored for a given space—about 10% greater than saturated or so-called “warm” LNG. Cold LNG also has the best possible environmental performance in terms of avoiding fugitive methane emissions—up to double the hold time. Not having to saturate or warm up the LNG at the fueling station, results in significant operational savings for fuel providers, lower capital costs of the stations and fewer LNG trucks needed to commission new stations—approximately 20 compared with 40 trucks needed for saturated or warm stations. Westport Fuel Systems’ LNG tank products with integrated cryogenic pump enables all of these benefits.

For high horsepower (“HHP”) applications such as mining, rail, marine, and oil & gas, current cryogenic pump options available in the market today are bulky, expensive, unreliable and do not provide instant fueling on startup. Westport Fuel Systems is in the final development stage of its HHP P200 pump to overcome these problems. Westport Fuel Systems is in the process of significant development with a world renowned supplier of heavy duty high horse power mining trucks and it is also a means of introducing gas on rail. Westport Fuel Systems is engaged with OEMs to handle both low pressure and high pressure applications. High Pressure with the P200 has not been introduced to the market as of today as validation for structural and durability factors are being evaluated. It is being designed to surpass current emission regulations as well as meet or beat the future planned emission regulations.

Cummins Westport Joint Venture

CWI, Westport Fuel Systems’ 50:50 joint venture with Cummins, Inc. (“Cummins”), serves the medium and heavy-duty on highway engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles, such as short-haul port drayage trucks and street sweepers. CWI is the leading supplier of natural gas engines to the North American medium- and heavy-duty truck and transit bus industries.

All CWI natural gas engines are dedicated 100% natural gas engines. The fuel for CWI engines can be carried in tanks on the vehicle as CNG or LNG All engines are also capable of operating on up to 100% RNG.

CWI is a Delaware corporation owned 50% by Westport Power Inc. (“WPI”), a wholly-owned subsidiary of Westport Fuel Systems Inc., and 50% by Cummins. The board of directors of CWI is comprised of three representatives from each of Westport Fuel Systems and Cummins. On February 19, 2012, Westport Fuel Systems, Cummins and CWI entered into a Second Amended and Restated Joint Venture Agreement governing the operations of CWI which amended the focus of CWI’s future product development investments to North American markets, including engines for on-road applications between the displacement range of 5.9 litres through 12 litres, and to have these engines manufactured in Cummins’ North American plants.

The purpose of the CWI joint venture is to engage in the business of selling, marketing and developing SI natural gas or propane engines for on-highway use. CWI utilizes Cummins’ supply chain, back office systems and distribution and sales networks. The joint venture term is scheduled to end on December 31, 2021.

CWI engines are manufactured in Cummins’ North American engine plants in Rocky Mount, North Carolina and Jamestown, New York, allowing CWI to leverage Cummins’ manufacturing footprint without incurring additional capital costs. Engines are sold to truck and bus OEMs for installation onto new vehicles. The fuel storage systems are installed at the OEM factory or at a third party location, such as a truck-body builder or at a fuel system integrator.

Products

CWI has six engines in commercial production today: ISL G NZ, ISB6.7 G, ISX12 G, ISL G, ISC8.3 G, and ISB5.9 G.

The ISL G NZ is an 8.9L natural gas engine which went into production in October 2016, and is the first midrange engine in North America to receive emission certifications from both the U.S. EPA and CARB for meeting the ARB optional Near Zero NOx Emissions standards for medium-duty truck, urban bus, school bus, and refuse applications. The exhaust emissions are now certified 90% lower than the current EPA NOx limit and also meets the 2017 EPA greenhouse gas emission requirements with a 9% GHG reduction from the current ISL G.engine. The 8.9 litre ISL G was introduced in 2007 as a medium-duty engine for bus and truck applications, and is certified to the EPA 2016, as well as Euro V, EEV (Enhanced Environmentally Friendly Vehicle) and Euro VI standards.

In 2016, CWI also introduced a new dedicated natural gas engine for school bus, shuttle, transit, medium-duty truck, and vocational vehicle markets. Based on the Cummins ISB6.7 diesel platform, the CWI ISB6.7 G meets the U.S. EPA and CARB 2016 emissions regulations, and also meets CARB’s optional low oxides of nitrogen (NOx) standard as well as the 2017 EPA GHG requirements. The ISB6.7 G also features the same advanced combustion and emissions control technologies as CWI’s ISL G & ISX12 G engines.The ISX12 G engine is an 11.9 litre heavy-duty, dedicated natural gas engine for regional haul truck / tractor, vocational and refuse applications. The ISX12 G natural gas engine is based on the Cummins ISX12 diesel engine platform. The ISX12 G was introduced in April 2013 and is certified to EPA 2016 and CARB emissions standards.

Cummins Westport has announced three new engines that will commence production in 2018. The L9N, ISX12N and B6.7N will replace the ISL G NZ, the ISB6,7 G and ISX12 G, respectively. The new engines meet US OBD requirements for 2018, and have NOx emissions significantly lower than current US EPA requirements. The B6.7N has NOx emissions 50% below the current regulated limit of 0.2 grams per horsepower hour, and the L9N and ISX12 N have NOx emissions over 90% below the regulated limit.

Intellectual Property

The goal of Westport Fuel Systems’ intellectual property strategy is to capture, protect, and utilize the Corporation’s intellectual property in coordination with its business and technology plans and to best enable the successful commercialization of its proprietary products. Westport Fuel Systems’ intellectual property strategy is designed to be adaptive to its target markets and the products intended for those markets, to support the commercial launch of new products, and to sustain a long-term competitive edge in the markets. Westport Fuel Systems relies on a combination of patents, trade secrets, trademarks, copyrights and contracts to protect the Corporation’s proprietary technology.

Westport Fuel Systems uses patents as the primary means of protecting its technological advances and innovations, which include proprietary claims to components, materials, operating techniques, and systems. Westport Fuel Systems has a proactive approach to identifying, evaluating and choosing strategic inventions that the Corporation seeks to protect through the timely filing and prosecution of patent applications. Westport Fuel Systems has a comprehensive invention disclosure program involving written invention memoranda and maintenance and preservation of supporting laboratory records. Patent applications are filed in various jurisdictions internationally, which are carefully chosen based on the likely value and enforceability of intellectual property rights in those jurisdictions, and to strategically reflect the Corporation’s anticipated major markets.

As of December 31, 2016, Westport Fuel Systems had filed over 1,300 patent applications worldwide relating to almost 300 inventions, and the Corporation held more than 450 issued patents worldwide, including more than 100 issued U.S. patents. Westport Fuel Systems also has more than 280 patent applications pending in the U.S. and other countries and under the international Patent Cooperation Treaty, which preserves for at least 30 months the Corporation’s right to file corresponding patent applications in all of the major industrial countries that are of interest to it. These issued patents and pending patent applications cover various aspects of Westport Fuel Systems’ technology.

Westport Fuel Systems believes it has developed a significant international patent portfolio, which establishes a broad foundation for its ongoing research activities and continues to yield new and patentable developments. Westport Fuel Systems’ strategy is directed not only to capturing improvements that the Corporation makes to its current technologies and extending the window for such technologies, but also to capturing future technologies that Westport Fuel Systems believes could supplant current technologies.

Portions of Westport Fuel Systems’ know-how are protected as trade secrets and through contractual agreements with its employees, suppliers, partners and customers. Westport Fuel Systems takes measures to carefully protect its intellectual property rights in its collaboration agreements and attempt to capture maximum value from its products to ensure a competitive advantage. Westport Fuel Systems is supporting the ongoing development of its market image and branding strategy by seeking timely registration of its trademarks in strategically chosen jurisdictions.

Business Strategies

Westport Fuel Systems is the premier global organization for the engineering, manufacturing, and supply of alternative fuel systems and components for transportation applications. Westport Fuel Systems believes gaseous fuels such as natural gas, propane, renewable natural gas, and hydrogen provide the best near-term alternative to petroleum-derived fuels in many applications, offering compelling environmental, economic, and energy security benefits. The first-generations of natural gas vehicles are now well established in key markets around the world with many using Westport Fuel Systems’ proprietary components or delivered through its joint ventures.

Westport Fuel Systems intends to maintain its market leadership position by focusing its efforts on the following number of business strategies:

Provide Technology Solutions for Global Environmental Challenges

The transportation sector is undergoing a profound transformation. The Paris Climate Accord signaled a strong call to action with more than 174 countries committing to large GHG emissions reductions over the next 15 years. The increasing availability of low-carbon fuels, the rise of a multi-fuel economy with natural gas, LPG, electric vehicles, biofuels, and hydrogen competing with diesel and gasoline, continued technological advancements and breakthroughs on both incumbent and new powertrains, the participation of non-traditional industry players, like Google, with capital to invest in autonomous vehicles, and the emergence of new transportation companies, like Uber, have already begun to influence how people and freight are moved.

Westport Fuel Systems is the technology solutions provider for global OEMs with a track record of innovation in gaseous fueled engines, vehicles, systems, and components. The Corporation’s expertise in gaseous fuels and cryogenics has made it the go-to partner for OEMs needing on-road products to meet increasingly stringent regulatory frameworks. While early innovative efforts have been driven by the need to reduce criteria air pollutants, the focus has now shifted in most jurisdictions to reducing GHG emissions and improving fuel efficiency.

Air quality remains an important public health issue in key markets like California. The California Air Resources Board (“CARB”) adopted optional low oxides of nitrogen (“NOx”) emission standards for on-road heavy-duty engines in 2013. For California to meet its 2023 ambient ozone air quality standards, CARB estimates that it will require a 90% reduction in NOx emissions below 2010 baseline levels measured in the South Coast air basin.

The 8.9 litre Cummins Westport ISL G Near Zero NOx engine is the first medium duty engine in North America to receive emissions certifications from both the U.S. Environmental Protection Agency (“EPA”) and the CARB that meet the 0.02 g/bhp-hr optional Near Zero NOx Emissions standards for medium-duty truck, urban bus, school bus, and refuse applications. Methane emissions have also been cut through the combined use of closed crankcase ventilation and revised catalyst formulations.

As an engine and fuel system manufacturer, Westport Fuel Systems’ direct responsibility is for the performance of fuels in the engines it develops and the emissions created by the engine. However, when any transportation fuels are used, it is not just the direct emissions that are calculated in a life-cycle analysis. There are emissions that are generated in the production of all fuels (i.e. oil extraction, refining, electricity generation, natural gas processing and transmission). When these emissions are taken into account, a well-to-wheel comparison can be made that includes the carbon intensity in producing, delivering, and combusting fuels.

Transportation quality grade natural gas is increasingly being produced from non-fossil sources, in the form of RNG or biomethane. Feedstocks for RNG include landfill gas, municipal solid waste, waste water treatment plants, or agricultural manure. In the case of these alternative natural gas feedstocks, substantial carbon intensity reductions can be achieved because turning these waste products into transportation fuel eliminates direct emissions of CO2 and methane that occur naturally and without any end-use benefit. Natural gas vehicles can operate with 100 percent renewable natural gas or any percentage of blended renewable and geologic gas.

In December 2013, Westport Fuel Systems unveiled Westport™ HPDI 2.0; a next generation natural gas technology designed to provide a vertically integrated solution to vehicle and engine OEMs with a compelling value proposition and comparable power, torque, and fuel economy benefits of a true compression ignition engine. Westport HPDI 2.0 features further improvements to maximize the GHG emission reduction benefits of natural gas, such as the capture of dynamic venting. It is the only natural gas engine technology that can achieve thermal efficiency within 1% of current generation high efficiency heavy duty diesel engines, with inherently low engine-out unburnt methane emissions.

Developed to OEM quality standards, Westport™ HPDI 2.0 system components are manufactured in Westport Fuel Systems’ partner facilities as part of the Corporation’s asset-light strategy, offer ready integration into OEM operations globally, and provide an attractive way to reach scalable volume deliveries as natural gas markets mature and grow.

Westport Fuel Systems partners with OEMs to offer a complete systems solution, including development services, while leveraging the manufacturing, distribution, sales, and aftermarket service capability of its partners. This enables Westport Fuel Systems to optimize an integrated approach to achieve economies of scale. Westport Fuel Systems is continuing discussions with additional leading truck and engine OEMs to integrate its products into existing truck and engine configurations and expand the Corporation’s existing relationships.

Westport Fuel Systems has partnered with and continues to seek to partner with the largest tier one automotive component suppliers, allowing it to benefit from their economies of scale, pre-existing manufacturing capacity, proven production capability, and developed supply chains, thus reducing the Corporation’s cost structure and investment in fixed assets while further enhancing product quality. To date, Westport Fuel Systems has focused on developing strong supply chain relationships by partnering or collaborating with leading suppliers, such as Delphi Automotive plc (“Delphi”).

High-horsepower applications (16 litre or greater) including locomotives, mine-haul trucks, and marine vessels face similar regulatory pressure to reduce GHG emissions. These demanding engine applications consume large amounts of fuel and often operate in jurisdictions where LNG offers a significant cost advantage over diesel, thereby also providing more favourable economics for the use of natural gas. Westport Fuel Systems proprietary technologies for fuel storage and delivery such as the P200 cryogenic pump for high-volume applications like locomotive tenders and mine-haul trucks is an example of Westport Fuel Systems’ innovation in natural gas fuel supply expertise.

Maintain a Premier, Leading Technology Position

Westport Fuel Systems has both significant operational competency and a leading technology position. Westport Fuel Systems believes the combination of the Corporation’s considerable investment in research and development and team of world-class engineers is responsible for unique innovative solutions and differentiated intellectual property that allows it to attract and access leading global engine OEMs in the transportation space.

The Corporation’s global patent portfolio has been pivotal to its market-leading position and it continues to serve as a significant barrier to new entrants. In order to maintain the Corporation’s technology leadership, Westport Fuel Systems continues to explore product improvements and new product opportunities in each of the segments it serves to ensure that its portfolio evolves to meet market dynamics. Westport Fuel Systems expects to expand the Corporation’s intellectual property portfolio as it files new patent and trademark applications to capture value generated by new technological advances. Westport Fuel Systems also believes that its gaseous-fueled engine technologies, cryogenic fuel systems, and experience will allow it to exploit opportunities that may arise related to emerging low-carbon fuels such as hydrogen.

Westport Fuel Systems’ access to OEMs sets it apart. Westport Fuel Systems has established several strategic partner relationships with key automotive, engine and truck OEMs, joint ventures including CWI and WWI and co-marketing agreements with natural gas fuel providers like Royal Dutch Shell plc (“Shell”). These relationships provide strategic value to Westport Fuel Systems in its ability to leverage its partners’ global market access and distribution channels.

Offer a Range of Brands and Products for Diverse Applications and Markets

Westport Fuel Systems offers recognized global brands and products for a diverse range of fuel system applications and markets. The Corporation has brand equity in the alternative fuel space and its breadth of reach includes passenger car and light-duty truck, medium-duty, heavy-duty, high horsepower, cryogenics, and CNG refueling markets. Post-Merger integration activities in 2016 have enabled the Corporation to realize synergies through a strategic assessment of its entire portfolio with emphasis on the products and brands that will drive long-term profitability.

Westport Fuel Systems intends to accelerate market penetration in key light-duty automotive markets by leveraging its increased scale, customer base, and global sales and distribution networks. The Westport Fuel Systems Automotive division designs, manufactures, and sells components and systems for passenger car, light-duty and medium trucks including OEM, delayed OEM (“DOEM”), and aftermarket applications. Westport Fuel Systems sells LPG and CNG components to more than 20 global OEMs and to aftermarket customers in more than 70 countries around the world. The products designed and sold by Westport Fuel Systems are sold directly to OEM or local distributors under 11 different well-recognized and well-established brands such as BRC, Prins, Emer and IMPCO Automotive.

Westport Fuel Systems continues to pursue strategic investments and develop OEM products and capabilities to maintain its market leadership position. Westport Fuel Systems is able to optimize its industry-leading portfolio via the ability to cross-sell products and efforts to sell full systems and conversions rather than just components. Westport Fuel Systems’ global footprint allows it to leverage capabilities to better serve customers through product localization to after-sales support.

Westport Fuel Systems focuses on market development efforts in the regions of Europe, Asia-Pacific, the Middle East, and the Americas where natural gas and LPG vehicle sales are growing or where market conditions are attractive for growth. These countries generally have attributes that serve to promote the shift to natural gas for transportation, including but not limited to: i) policies and regulations for either GHG mitigation, urban air quality, or energy security purposes that either mandate alternative fuels or promote their use, ii) domestically available and cost advantageous natural gas resources, iii) a favourable natural gas fuel price differential compared to petroleum-derived fuels, and iv) a lack of domestic oil reserves or insufficient refining capacity to meet transportation demands with petroleum fuels only.

Market Overview

Transportation accounts for about 14% of global GHG emissions.1 Compared to other primary energy use sectors, including electricity, industry, and buildings, transportation is the most difficult to decarbonize because of the challenge of economically replacing the energy density of fossil fuels. The current global transportation energy mix is still dominated by petroleum derived fuels like gasoline and diesel that total approximately 95% of current consumption, but the Corporation is witnessing the emergence of a more diversified or poly-fuel mix as natural gas, liquid biofuels, electric vehicles, and hydrogen fuel cells are gaining an ability to compete on price, range, and market share.2

[1]	https://www.epa.gov/ghgemissions/global-greenhouse-gas-emissions-data
[2]	http://www.bsr.org/reports/BSR_Future_of_Fuels_Understanding_Impacts_of_Fuels.pdf

The Paris Climate Agreement, signed by more than 174 countries in October 2016, has the central aim to strengthen the global response to the threat of climate change by keeping a global temperature rise this century well below 2 degrees Celsius above pre-industrial levels and to pursue efforts to limit the temperature increase even further to 1.5 degrees Celsius.3

The degree to which the Corporation is able to realize the targets for the transport sector and diversify beyond oil will be a function of technology breakthroughs on both fuels and vehicles, political action, shifting demographics, and a range of new public policy considerations that will not only influence how people and freight are moved, but how and where we live. Despite significant progress on higher efficiency vehicles, advanced engines and alternative fuels, expanded public transit, increased urbanization, lower carbon freight options like rail and marine, and new mobility modes like car sharing and the potential of autonomous vehicles, achieving deep reductions in GHG emissions and fossil fuel consumption remains a challenge.

This challenge also presents an opportunity for leadership. Most companies provide or use transportation and virtually all companies use vehicles, fleets, and logistics to get work done. The sustainability drivers for transportation include energy consumption, rising or volatile fuel prices, and emissions regulations that necessitate energy efficiency and the management of GHG emissions. Evolving energy regulation is also creating an opportunity for innovation.4 With the Corporation’s current commercialized product portfolio, soon-to-be launched technology, like HPDI 2.0, brand value, and geographic reach in key markets, Westport Fuel Systems is presently delivering cleaner-burning, low-carbon, gaseous fuelled engines, fuel systems, and components to meet demanding regulatory frameworks.

The market for alternative fuels is also driven by economic and energy security considerations. Concerns over oil price volatility have all contributed to the demand for cleaner, low-carbon technology solutions for the transport sector. The acceptance of natural gas-fuelled engines depends in large part on the price differential between natural gas, LPG, diesel, and gasoline. Despite current oil price volatility tied to an overabundance of supply, natural gas and LPG has generally been, and currently is, less expensive than diesel fuel in many jurisdictions. This price differential is affected by many factors, including changes in the resource base for natural gas compared with crude oil, availability of shale gas, pipeline transportation capacity for natural gas, refining capacity for crude oil, exports for refined products and government excise and fuel tax policies.

Competitive Conditions

Westport Fuel Systems is a leader in high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. Westport Fuel Systems believes it is one of the few companies that is focused on the development and commercialization of these technologies. The company primarily competes directly with companies offering alternative fuel combustion technologies, fuel delivery systems, components, electronics, and related systems using gaseous fuels. The company also competes with other alternative powered vehicle technologies such as those powered by electric or hybrid-electric or other propulsion technologies. Indirectly, the company competes with conventional manufacturers and developers of combustion technologies, fuel delivery systems, components, and electronics for vehicles fueled by diesel or gasoline. Competitors can range in size, technical expertise, and resources from the largest automotive OEMs to individual inventors. Industry participants compete on innovation, product performance, customer support, price, and other factors. Increasing interest in the alternative-fuels marketplace has increased the number of new entrants in certain countries; however, lower oil price levels in recent years and changing macroeconomic factors have also reduced the number of competitors in some countries, particularly reducing the number of smaller firms that do not have the economies of scale to stay competitive. The Corporation has leading market share positions in many of its alternative fuel markets and application segments globally or in certain countries, including its alternative fuel systems and components, light duty DOEM products, and medium duty applications.

[3]	http://unfccc.int/paris_agreement/items/9485.php
[4]	http://www.greenbiz.com/blog/2014/02/27/rise-sustainability-transportation

Specifically, Westport Fuel Systems’ products and its related technologies compete with:

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Manufacturers of on-engine and off-engine components and systems that use alternative fuels such as LPG, CNG, LNG, and hydrogen may produce only a small sub-set of components, or manufacture or assemble complete systems. They may also manufacture or assemble conversion kits that are used to convert vehicles fueled by diesel or gasoline to an alternative fuel. The Corporation also competes with motor vehicle OEMs that develop fuel systems internally.

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Conversion specialists that convert vehicles to run on alternative fuels by installing alternative fuel components or systems on vehicles as part of a vehicle production OEM process, a DOEM process, or by installing components and conversion kits on vehicles in the aftermarket that were originally fueled by diesel or gasoline.

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Conventional established technologies using spark-ignited or direct injection combustion technologies and related systems and components, such as engines powered by diesel fuel and gasoline. These incumbent technologies, from a fairly large number of global manufacturers, hold a very large market share in the Corporation’s target applications.

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Alternative-fuel engines and related technologies using broadly the same technical approaches as Westport Fuel Systems products, such as high pressure direct injection combustion technology, spark-ignited natural gas and dual-fuel engines, LNG tanks, and new and aftermarket fuel system components. These Westport Fuel Systems products compete head-to-head with conceptually-similar products from other companies.

Alternatively powered vehicle and related technologies using fundamentally different technical approaches, such as hybrid and fully-electric vehicles, which Westport Fuel Systems does not offer.

Recent Developments

2017 Financial Information

The Company expects to report revenue in the range of U.S.$57 to U.S.$59 million for the three months ended June 30, 2017 and approximately U.S.$87 million of cash on hand at June 30, 2017.

Asset Dispositions

On June 1, 2017, Westport Fuel Systems announced the closing of the sale of assets related to the industrial mobile and stationary equipment business for a total of U.S.$17.5 million. Net proceeds to the Corporation at closing were approximately U.S.$15 million, after adjusting for estimated net working capital, transaction costs, hold back amounts and other deal related expenses.

On April 28, 2017, Westport Fuel Systems announced the closing of the sale of assets used in the Corporation’s business relating to the development, manufacture and sales of diesel and electronic auxiliary power units for truck and rail applications to Carrier Corporation for a total of U.S.$70 million. Net proceeds to the Corporation at closing were approximately U.S.$60 million, after adjusting for estimated net working capital, transaction costs, hold back amounts and other deal related expenses.

THE OFFERING

Common Shares offered by Westport Fuel Systems	● Common Shares.

Option to purchase additional shares	● Common Shares.

Common Shares outstanding before this Offering	111,205,022 Common Shares.

Common Shares to be outstanding immediately after this Offering	● Common Shares (● Common Shares if the Underwriters exercise the Over-Allotment Option in full).

Use of proceeds

Westport Fuel Systems expects to use the net proceeds from this Offering for repayment of debt and general corporate purposes, including working capital requirements. You should read the discussion under the heading “Use of Proceeds” in this Prospectus Supplement for more information.

Risk Factors

You should carefully read and consider the information set forth in “Risk Factors” beginning on page S-15 of this Prospectus Supplement and page 7 of the accompanying Prospectus, and in the documents incorporated by reference herein and therein before investing in the Common Shares.

TSX symbol	WPRT

NASDAQ symbol	WPRT

The number of Offered Shares and the number of Common Shares to be outstanding are based on the approximate number of Common Shares outstanding as of July 12, 2017. Unless the Corporation specifically states otherwise, the information in this Prospectus Supplement:

•	is based on the assumption that the Underwriters will not exercise the Over-Allotment Option to purchase additional Common Shares granted to them by us;

•	excludes 1,670,000 Common Shares reserved for issuance upon the exercise of performance share units outstanding as of July 12, 2017; and

•	excludes 4,420,410 Common Shares reserved for issuance upon the exercise of restricted share units outstanding as of July 12, 2017.

Summary Consolidated Financial Data

The following selected consolidated financial data are derived from the Annual Financial Statements and Q1 Financial Statements, respectively, incorporated by reference in the Prospectus and this Prospectus Supplement. In the opinion of management, the unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. Operating results for the three months ended March 31, 2017 are not necessarily indicative of the results that may be expected for the fiscal year ended December 31, 2017 or any other future period. This information is only a summary and should be read together with the consolidated financial statements and the related notes and other financial information, as well as the Annual MD&A and the Q1 MD&A incorporated by reference in the Prospectus.

The Corporation’s audited consolidated annual financial statements as at December 31, 2016, 2015 and 2014 have been prepared in U.S. dollars in accordance with U.S. GAAP. The Corporation’s historical results from any prior period are not necessarily indicative of results to be expected for any future period.

	Fiscal Year Ended December 31,				Three Months Ended March 31,
	2016 (Adjusted, Note 1)		2015		2017		2016
	(expressed in thousands of U.S. dollars, except for gross margin %, per share amounts and shares outstanding)
	(audited)				(unaudited)
Total revenue(2)	$177,301		$103,304		$60,023		$24,011
Gross margin	35,084		18,072		17,511		6,380
Gross margin %	19.8%		17.5%		29.2%		26.6%
Net loss from continuing operations	(100,518)		(99,154)		(12,825)		(24,534)
Net loss	(97,573)		(99,154)		(12,524)		(24,534)
EBITDA(3) Adjusted EBITDA(3) Net loss per share – basic and diluted(4)	(69,326 (45,319 (1.07	) ) )	(79,054 (39,731 (1.55	) ) )	(6,649 (4,130 (0.11	) ) )	(19,244 (11,939 (0.38	) ) )
Weighted average shares outstanding	91,028,504		64,109,703		110,171,034		64,413,316

	Balances as at
	March 31,		December 31,		December 31,
	2017		2016		2015
	(unaudited)		(audited)
Cash and short-term investments	$47,701		$60,905		$27,839
Total assets	325,321		331,460		213,683
Financial liabilities(5)	225,038		218,083		119,901

Notes:

(1)

The 2016 figures have been adjusted to reflect the sale of the former industrial assets which occurred on April 28, 2017 and June 1, 2017 (See “Recent Developments” and Note 5 of the Q1 Financial Statements which are incorporated by reference herein). As a result, the total revenue, gross margin and gross margin % are different than what was reported in the Annual Financial Statements. The industrial business was acquired on June 1, 2016 on acquisition of Fuel Systems Solutions, Inc. and thus, there was no discontinued operations for the three months ended March 31, 2016 or in 2015.

(2)

2016 and 2017 revenue and other income statement balances include results from Fuel Systems Solutions, Inc.’s business, excluding those related to the sale of industrial assets as indicated in Note (1), since the June 1, 2016 merger.

(3)

See “Non-GAAP Measures” in this Prospectus Supplement for a discussion of the Corporation’s use of non-GAAP measures and the Annual MD&A and Q1 MD&A for a reconciliation from net loss from continuing operations to EBITDA and Adjusted EBITDA.

(4)	Fully diluted loss per share is not different as the effect of outstanding share units would be anti-dilutive.
(5)	Excluding warranty liability, deferred revenue, deferred income tax liabilities and other long-term liabilities.

RISK FACTORS

An investment in the Common Shares is speculative and involves a high degree of risk. In addition to the other information contained in this Prospectus Supplement, in the Prospectus and in the documents incorporated by reference into this Prospectus Supplement and the accompanying Prospectus, you should carefully consider the risk factors set forth below, as well as the risk factors referenced under the heading “Risk Factors”, which begins on page 7 of the accompanying Prospectus.

Risks Relating to Westport Fuel Systems’ Business

Certain of Westport Fuel Systems’ products may not achieve widespread adoption, which will have a materially adverse effect on Westport Fuel Systems’ business, financial condition and growth prospects.

Westport Fuel Systems’ proprietary technologies have been demonstrated in heavy-duty trucks, medium-duty, light-duty vehicles and high-horsepower applications. However, Westport Fuel Systems does not know when or whether we will be successful in the commercialization of products for any of its target markets. Investment in the Corporation’s high pressure direct injection (HPDI) technology is expected to drive future growth of the company. There can be no assurance that engines using Westport Fuel Systems’ HPDI technology will perform as well as the Corporation expects or that prototypes and commercial systems will be developed and sold in commercially viable numbers.

Many of Westport Fuel Systems’ fuel systems presently have higher initial capital costs than the incumbent competing technologies, and manufacturing costs of some of its products at a large-scale commercial level have not been confirmed. If Westport Fuel Systems is unable to produce fuel systems that are economically competitive, on a life-cycle cost basis, in terms of price, reliability and longevity, customers will be unlikely to buy products containing its fuel systems.

The application of Westport Fuel Systems’ HPDI technology in high-horsepower applications is in its early stages. Westport Fuel Systems’ technology may not meet all the demands of these new applications, such as ultrahigh reliability, long life, high efficiency, high performance, refuelling convenience, emissions and safety regulations. Other technologies may provide a better compromise. In these cases Westport Fuel Systems’ market penetration may be lower than expected. The failure of the Corporation’s HPDI technology to achieve widespread adoption will have a materially adverse effect on the Corporation’s business, financial condition and growth prospects.

Westport Fuel Systems will need additional financing in the future and any such financing may dilute the existing shareholders.

Westport Fuel Systems intends to use the net proceeds received from this Offering to repay Cdn.$55.0 million principal amount of currently outstanding debentures scheduled to mature on September 15, 2017. In the event that the debentures are extended or replaced and the full net proceeds of the Offering are not required to acquire or repay such debentures, any net proceeds not used for such purposes will be used for general and administrative expenses. (For a more complete description of the Corporation’s anticipated use of proceeds from this Offering, see “Use of Proceeds”.)

Even after Westport Fuel Systems completes this Offering, it will require additional funds for its commercialization plans, to fund working capital, research and development of its new technologies, including the development and commercialization of its HPDI technology. The Corporation is in the process of negotiating debt and asset based financing, non-core asset divestitures and other non-dilutive funding sources, and there can be no assurance that Westport Fuel Systems will be able to secure additional funding, or funding on terms acceptable to it, to pursue its commercialization plans.

If Westport Fuel Systems raises additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity or any of the Corporation’s outstanding convertible debt is converted into Common Shares, the Corporation’s existing shareholders could suffer significant dilution in their percentage ownership of the Corporation. Any new equity securities Westport Fuel Systems issues could have rights, preferences and privileges senior to those of holders of its Common Share.

Westport Fuel Systems could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, Canada’s Corruption of Foreign Public Officials Act, and similar foreign anti-bribery laws.

The U.S. Foreign Corrupt Practices Act (“FCPA”), Canada’s Corruption of Foreign Public Officials Act (“CFPOA”) and similar anti-bribery laws in other jurisdictions prohibit companies and their directors, officers, employees and agents from promising, offering or giving anything of value, including money, to foreign officials, including employees of government owned businesses, for purposes of corruptly influencing such officials in their official duties in order to assist the company in obtaining or retaining business. During the last few years, the U.S. Department of Justice and the SEC and the Royal Canadian Mounted Police have brought an increasing number of FCPA and CFPOA enforcement cases, many resulting in very large fines and deferred criminal prosecutions. Westport Fuel Systems operates in many countries which are viewed as high risk for the purposes of FCPA and CFPOA compliance. There can be no assurance that all employees and third-party intermediaries (including the Corporation’s distributors and agents) will comply with anti-corruption laws. Any such violation could have a material adverse effect on the Corporation’s business. As part of the Corporation’s anti-corruption policies, in the event that Westport Fuel Systems has reason to believe that its employees, agents, distributors or other third parties that transact Westport Fuel Systems’ business have or may have violated applicable anti-corruption laws, including the FCPA and CFPOA, the Corporation may investigate or have outside counsel or agents investigate the relevant facts and circumstances. Westport Fuel Systems has incurred and in the future may incur additional compliance costs associated with the implementation of its FCPA and CFPOA compliance policies and training programs, which could have a material impact on Westport Fuel Systems’ business.

In any acquisition or joint venture Westport Fuel Systems engages in, the Corporation exposes itself to the possibility that the employees and agents of such businesses may not have conducted themselves in compliance with the anti-corruption laws. In response to increasing FCPA and CFPOA enforcement actions in the U.S. and Canada, Westport Fuel Systems has sought to impose contractual provisions and undertake cost appropriate due diligence. Westport Fuel Systems cannot provide assurance that it will always be protected from the consequences of acts which may have violated the FCPA or CFPOA.

On June 15, 2017, the Enforcement Division of the SEC issued a subpoena to Westport Fuel Systems for information concerning its Weichai Westport Inc. joint venture and compliance with the FCPA in connection with the Corporation’s operations in China. Westport Fuel Systems is cooperating with this request and cannot predict the duration, scope or outcome of the SEC’s investigation.

Any determination that the Corporation’s operations or activities are not, or were not, in compliance with the FCPA or CFPOA may result in significant civil and criminal fines, as well as criminal convictions. Violations of the FCPA, CFPOA and other foreign anti-bribery laws, or allegations of such violations, could disrupt the Corporation’s business and cause it to suffer civil and criminal financial penalties and other sanctions, which are likely to have a material adverse impact on its business, financial condition, and results of operations. Cooperating with the SEC in connection with its investigation, as well as responding to any future U.S., Canada or other foreign governmental investigation, could result in substantial expenses and could have a material adverse effect on Westport Fuel Systems’ business and financial condition and growth prospects.

Risks Relating to this Offering and an Investment in Common Shares

Shareholders will experience immediate dilution.

Westport Fuel Systems is authorized to issue, among other classes of shares, an unlimited number of Common Shares for consideration and on terms and conditions as established by its Board of Directors without the approval of shareholders in certain instances. The holders of the Offered Shares will have no pre-emptive rights in connection with such further issues. Any future issuances of Common Shares or other securities convertible into, or exchangeable for, Common Shares may result in dilution to present and prospective holders of Common Shares.

Purchasers will incur an immediate and substantial dilution in net tangible book value of U.S.$● per share, after giving effect to the sale by Westport Fuel Systems of ● Offered Shares in this Offering, and after deducting the Underwriters’ fee and estimated Offering expenses payable by the Corporation. In addition, if the Underwriters exercise their option to purchase additional Common Shares, purchasers will incur additional dilution.

Westport Fuel Systems has broad discretion in how it uses the net proceeds of this Offering, and the Corporation may not use these proceeds in a manner desired by the Corporation’s shareholders.

Westport Fuel Systems’ management will have broad discretion with respect to the use of the net proceeds from this Offering and investors will be relying on the judgment of the Corporation’s management regarding the use of these proceeds. Westport Fuel Systems’ management could spend the net proceeds from this Offering in ways that the Corporation’s shareholders may not desire or that do not yield a favorable return. Purchasers will not have the opportunity, as part of their investment in the Common Shares, to influence the manner in which the net proceeds of this Offering are used. As of the date of this Prospectus Supplement, the Corporation plans to use the net proceeds from this Offering for the repayment of debt and for general corporate purposes. The amounts actually spent by the Corporation for any specific purpose may vary significantly and will depend on a number of factors, including the performance of the Corporation’s existing joint ventures, the pace of development of markets for its products, Westport Fuel Systems’ ability to negotiate supply arrangements, its engineering abilities, the emergence of technical issues in relation to the Corporation’s products in the future and any other unforeseen developments in relation to Westport Fuel Systems’ markets or to its products. In addition, Westport Fuel Systems’ future financial performance may differ from its current expectations or the Corporation’s business needs may change as its business and the industry it addresses evolve. As a result, the net proceeds the Corporation receives in this Offering may be used in a manner significantly different from the Corporation’s current expectations.

The number of Common Shares available for future sale could adversely affect the market price of the Common Shares.

If Westport Fuel Systems or any of its shareholders sell a large number of Common Shares, or if Westport Fuel Systems issues a large number of Common Shares in connection with future acquisitions, financings, conversion of existing indebtedness or other circumstances, the market price of the Common Shares could decline significantly. Moreover, the perception in the public market that Westport Fuel Systems or its shareholders might sell Common Shares could depress the market price of those shares.

Westport Fuel Systems cannot predict whether future issuances of Common Shares or the availability of Common Shares for resale in the open market will decrease the market price of the Common Shares. Upon completion of this Offering, the Corporation will have ● Common Shares outstanding (● Common Shares if the Underwriters exercise the Over-Allotment Option in full), based on the number of Common Shares outstanding as of July 12, 2017.

Any of the following could have an adverse effect on the market price of the Common Shares:

•	the exercise of the Over-Allotment Option to purchase additional Common Shares;

•	issuances of exchangeable notes or other exchangeable or convertible securities;

•	issuances of preferred shares with liquidation or distribution preferences; and

•	other issuances of Common Shares.

In addition, the market price for the Common Shares may be affected by changes in general market conditions, fluctuations in the market for equity or debt securities, actual or anticipated variations in Westport Fuel Systems’ financial conditions or operating results, announcements of new developments, changes in financial reports by securities analysts or failure to meet such analysts’ expectations, a downgrade, the occurrence of major catastrophic events, regulatory or compliance issues, sales of the Common Shares in the marketplace, and numerous other factors beyond the control of Westport Fuel Systems.

In connection with this Offering, Westport Fuel Systems and its executive officers and directors have entered into lock-up agreements restricting, subject to certain exceptions, the sale of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares for 90 days following the date of this Prospectus Supplement. However, the Lead Underwriter, in its discretion, at any time may release all or a portion of the securities subject to the foregoing lock-up provisions. If the restrictions under such agreements are waived, the affected Common Shares or other securities may be available for sale into the market, which could reduce the market price of the Common Shares.

From time to time the Corporation also may issue Common Shares in connection with strategic acquisitions, and may grant additional demand or piggyback registration rights in connection with these issuances. Sales of substantial amounts of Common Shares, or the perception that these sales could occur, may adversely affect the prevailing market price of the Common Shares or may adversely affect the terms upon which the Corporation may be able to obtain additional capital through the sale of equity securities.

USE OF PROCEEDS

The net proceeds of the Offering will be approximately U.S.$23 million, after deducting the Underwriters’ fee of U.S.$1.5 million and before deducting the expenses of the Offering. If the Over-Allotment Option is exercised in full, the net proceeds of the Offering will be approximately U.S.$● after deducting the Underwriters’ fee of U.S.$● and before deducting the expenses of the Offering. The expenses of the Offering are expected to be approximately U.S.$350,000.

Westport Fuel Systems intends to use the net proceeds of the Offering to assist the Corporation in the repayment or acquisition of Cdn.$55 million principal amount of currently outstanding debentures (the “Debentures”) scheduled to mature on September 15, 2017 and for general and administrative expenses. The Cdn.$55 million debentures were issued pursuant to private placements that were completed in September 2011, for Cdn.$19 million, and June 2014, for Cdn.$36 million. The debt was primarily raised for working capital purposes. The Corporation may seek the approval of holders of Debentures, in accordance with the terms of the indenture governing the Debentures, to amend the terms of such Debentures to extend the current maturity date or otherwise offer an ability for such holders to acquire replacement debentures and/or may seek to directly or indirectly acquire such outstanding Debentures. In the event that the Debentures are extended or replaced and the full net proceeds of the Offering are not required to acquire or repay such Debentures any net proceeds not used for such purposes will be used for general and administrative expenses.

There is no particular significant event or milestone for Westport Fuel Systems’ business objectives to be accomplished. Westport Fuel Systems will have significant discretion in the use of any net proceeds and such proceeds may be used differently or in different amounts than estimated above. The Corporation may invest the net proceeds temporarily in compliance with any applicable investment policy of the Corporation until it uses them for their stated purpose. The ultimate use of the proceeds of this Offering will depend on the amount of funds required to acquire or repay the Debentures, whether such Debentures are amended or extended, performance of the Corporation’s existing joint ventures, the pace of development of markets for its products, its ability to negotiate supply arrangements, the Corporation’s engineering abilities, the emergence of technical issues in relation to its products in the future and any other unforeseen developments in relation to its markets or to its products. The Corporation has incurred substantial losses since its inception in 1995 and continues to incur losses and experience negative cash flows. Westport Fuel Systems cannot predict the future amount of such negative operating cash flows, nor can it predict whether the Corporation will be able to generate positive operating cash flows in the future. The Corporation may, therefore, use all or a portion of the net proceeds of this Offering to fund negative operating cash flows to the extent it is required or management of the Corporation believes it is in the company’s interest to do so. The Corporation likewise cannot guarantee that it will be successful in achieving product commercialization in respect of the products referred to in the documents incorporated by reference. See “Risk Factors – Risks Related to Our Business – We have incurred and continue to incur losses” in the accompanying Prospectus.

PRIOR SALES

The following description of securities issuances, together with the information contained under the heading “Prior Sales” in the Prospectus, contains information with respect to all issuances of the Corporation’s securities during the twelve month period prior to the date of this Prospectus Supplement.

Common Shares

Westport Fuel Systems has issued the following Common Shares during the periods indicated:

Date	Price per Common Share(1) (2) (CDN$)	Number of Common Shares(3)
2016
March 1 – 31	1.50-3.01	107,543
April 1 – May 31	1.92-2.50	56,832
June 1	2.20	44,882,782	(4)
June 2 – 30	1.67-2.07	297,253
July 1 to September 30	1.31 – 1.68	246,142
October 1 to December 31	1.13 – 1.59	137,721
2017
March 1 – 31	0.83 – 1.31	104,185
April 1 – June 30	1.08 – 2.55	961,914
July 1 to July 7	2.27	1,254

Notes:

(1)	Represents a price range indicating the lowest and highest prices at which the Common Shares were issued during the relevant period.
(2)

Common Shares issued upon exercise of restricted share units (“RSUs”) have no exercise price. The price per Common Share set forth in the above table is the fair value per Common Share as of the issuance date.

(3)	All Common Shares, other than those described in footnote (4) below were issued upon exercise of RSUs under the Westport Omnibus Plan (as defined in the Management Information Circular).
(4)

On June 1, 2016, Westport Innovations Inc. completed the Merger with Fuel Systems Solutions Inc. and issued 44,882,782 Common Shares to the holders of common shares of Westport Fuel Systems Inc. at a ratio of 2.4755 to 1.

Share-based Awards

Westport Fuel Systems has, during the periods indicated, granted the following PSUs and RSUs pursuant to the Westport Omnibus Plan:

Share-based Awards
Date	Number of securities granted (#)		Per Share market value of shares underlying securities at time of unit issuance (CDN$)
June 2, 2016	684,402	(1)	2.90
June 2, 2017	676,784	(1)	2.26
June 9, 2017	7,500	(1)	2.17

Note:

(1)	Represents a grant of RSUs pursuant to the Westport Omnibus Plan.

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the TSX under the trading symbol “WPRT” and on NASDAQ under the trading symbol “WPRT”. The following table, together with the information contained under the heading “Market For Securities” in the Prospectus, sets forth the market price ranges, the closing price on the last day of trading and the aggregate volume of trading of the Common Shares on the TSX and NASDAQ for the twelve month period prior to the date of this Prospectus Supplement.

	Toronto Stock Exchange				NASDAQ Global Select Market
	High (CDN$)	Low (CDN$)	Close (CDN$)	Volume (Shares)	High (U.S.$)	Low (U.S.$)	Close (U.S.$)	Volume (Shares)
Period

2016

June	2.95	1.88	2.16	1,184,332	2.25	1.434	1.67	13,305,626
July	2.35	1.66	1.80	1,259,927	1.74	1.29	1.38	14,035,195
August	2.43	1.72	1.74	1,180,949	1.855	1.32	1.33	20,025,940

September	2.19	1.74	2.12	936,417	1.67	1.32	1.61	8,918,115
October	2.32	2.00	2.06	894,506	1.78	1.54	1.55	7,501,612
November	2.08	1.58	1.70	1,137,829	1.55	1.17	1.27	11,827,404
December	1.78	1.51	1.52	1,258,257	1.35	1.12	1.13	11,143,108

2017
January	1.82	1.52	1.66	1,234,389	1.39	1.14	1.26	8,652,686
February	1.67	1.40	1.41	946,093	1.28	1.05	1.05	9,136,083
March	1.45	1.10	1.30	1,490,508	1.08	0.82	0.96	13,747,357
April	1.93	1.30	1.85	1,322,845	1.42	0.94	1.36	17,193,806
May	2.27	1.75	2.14	895,123	1.68	1.26	1.58	12,692,527
June	3.48	2.00	3.08	2,655,189	2.65	1.48	2.35	20,432,779
July (1- 13)	3.08	2.42	2.45	514,979	2.49	1.90	1.94	4,593,042

CONSOLIDATED CAPITALIZATION

The following table sets forth the Corporation’s consolidated cash and cash equivalents and capitalization as of March 31, 2017 on an actual basis and on an as adjusted basis to give effect to the sale of the Offered Shares in this Offering (assuming no exercise by the Underwriters of the Over-Allotment Option) and the receipt of the net proceeds therefrom at a public offering price of U.S.$● per Offered Share. This table should be read in conjunction with the Q1 Financial Statements , including the notes thereto and the Q1 MD&A, which have been incorporated by reference into this Prospectus Supplement.

	As at March 31, 2017
	Actual	As Adjusted(2)
	(expressed in thousands of U.S. dollars, except for shares outstanding)
Cash, cash equivalents and short-term investments(3)	$47,701	$70,701

Debt:
Notes payable
9.0% unsecured subordinated debentures(1)	$41,101	$41,101
9.0% convertible unsecured notes due 2021(4)	$17,298	$17,298
Other debt(5)	$20,037	$20,037
Total debt(6)	$78,436	$78,436

Shareholders’ equity:
Common Shares(7)	110,213,277	123,166,645
Preferred Shares	Nil	Nil

Notes:

(1)	The Cdn$55 million in debentures were issued pursuant to private placements that were completed on September 23, 2011 and June 26, 2014, and mature on September 15, 2017.
(2)	As Adjusted reflects the net proceeds of the Offering after deduction of the Underwriters’ fee and the estimated expenses of the Offering.
(3)	The Corporation estimates expenses payable by it in connection with this Offering will be approximately U.S.$2,000,000.
(4)	The convertible unsecured notes were issued pursuant to a private offering and mature on June 1, 2021.
(5)

The Corporation has additional debt of U.S.$20.0 million which is primarily held in its European subsidiaries. These loans bear interest at 3 or 6 month Euribor plus a fixed percentage ranging from 0.75% to 3.75%.

(6)	Total debt excludes the royalty payable balance of U.S.$22.7 million at March 31, 2017.
(7)	Assumes U.S.$25 million raised on a share price of U.S.$1.93, July 7, 2017 closing price.

CERTAIN INCOME TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations

In the opinion of Bennett Jones LLP, Canadian counsel to Westport Fuel Systems, and Stikeman Elliott LLP, Canadian counsel to the Underwriters, the following summary fairly describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) generally applicable as of the date hereof to a purchaser who acquires Common Shares pursuant to the Offering. This summary is applicable only to a purchaser who, at all relevant times, (i) deals with the Corporation and the Underwriters at arm’s length, (ii) is not affiliated with them or us, and (iii) holds his, her or its Common Shares as capital property (a “Holder”), all within the meaning of the Tax Act. Common Shares will generally be considered to be capital property to a purchaser provided the purchaser does not hold the shares in the course of carrying on a business of trading or dealing in securities and has not acquired those shares in a transaction considered to be an adventure or concern in the nature of trade.

This summary only applies to Holders who, at all relevant times, are not resident in Canada, and are not deemed to be resident, within the meaning of the Tax Act and who do not use or hold, and are not deemed to use or hold, the Common Shares in connection with carrying on business in Canada (“Non-Resident Holders”). Special rules, which are not discussed below, may apply to a non-resident of Canada that is an authorized foreign bank (within the meaning of the Tax Act) or an insurer which carries on business in Canada and elsewhere.

This summary does not apply to a purchaser (i) that is a specified financial institution, (ii) that is a financial institution for purposes of the mark-to-market rules under the Tax Act, (iii) an interest in which is a tax shelter investment, (iv) that has elected under the Tax Act to determine its Canadian tax results in a currency other than Canadian currency, pursuant to the functional currency reporting rules within the meaning of the Tax Act, or (v) that has entered into a derivative forward agreement or a synthetic disposition arrangement with respect to its Common Shares. Such a holder should consult his, her or its own tax advisors with respect to the purchase of Common Shares pursuant to this Offering.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the “Regulations”), the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “U.S. Treaty”), all specific proposals to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof, referred to as the Proposed Amendments, and counsels’ understanding of the current published administrative and assessing practices and policies of the Canada Revenue Agency. This summary assumes that the Proposed Amendments will be enacted in the form proposed and does not take into account or anticipate any other changes in law or administrative policy, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or non-Canadian tax legislation or considerations, which may differ significantly from the tax considerations discussed in this summary. No assurance can be given that the Proposed Amendments will be enacted in the form proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed in this summary.

This summary is of a general nature and is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Common Shares. The tax consequences of acquiring, holding and disposing of Common Shares will vary according to the purchaser’s own particular circumstances. This summary is not intended to constitute legal or tax advice to any particular purchaser. Prospective purchasers should obtain independent advice from their own tax advisors regarding the tax considerations applicable to investing in Common Shares based on their own particular circumstances.

For the purposes of the Tax Act, all amounts relating to the acquisition, holding and disposition of the Common Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in United States dollars must be converted into Canadian dollars using the Bank of Canada rate on the day on which the amount first arose or such other rate of exchange as is acceptable to the Minister of National Revenue.

Taxation of Non-Resident Holders

Amounts paid or credited to a Non-Resident Holder as dividends or deemed dividends on the Common Shares are subject to withholding tax at a rate of 25%, subject to reduction of such rate under an applicable tax treaty between Canada and the Non-Resident Holder’s country of residence. The rate of withholding tax on dividends is generally reduced to 15% under the U.S. Treaty if the beneficial owner of the dividends is resident in the United States for purposes of the U.S. Treaty and entitled to such reduction pursuant to the limitation on benefits article of the U.S. Treaty.

A Non-Resident Holder will generally not be subject to tax on a capital gain realized on the disposition of a Common Share unless, at the time of disposition, the Common Share constitutes taxable Canadian property to the Holder. A Common Share that is listed on a designated stock exchange (which includes the TSX and NASDAQ) at the time it is disposed of, will generally not constitute taxable Canadian property to a Non-Resident Holder unless, at the time it is disposed of or at any time in the prior 60 months (i) more than 50% of the fair market value of the share was derived directly or indirectly from one or any combination of Canadian real property, Canadian resource property, Canadian timber resource property or an option or interest in respect of such property and (ii) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons, owned 25% or more of the issued shares of any class or series of the Corporation’s capital stock.

If a Common Share is taxable Canadian property, a Non-Resident Holder who disposes of the Common Share will generally be subject to the same tax consequences as a Resident Holder who disposes of Common Shares. However, no tax under the Tax Act may be payable on a capital gain realized on the disposition if the Non-Resident Holder is entitled to the benefit of the relieving provisions of a tax treaty between Canada and the Non-Resident Holder’s country of residence. Under the U.S. Treaty, subject to the limitation on benefits article, a disposition of Common Shares by a U.S. resident (other than certain former residents of Canada who owned such shares at the time they ceased to be resident in Canada) will generally not be subject to Canadian capital gains tax provided that, at the time of disposition, the value of such shares is not derived principally from real property situated in Canada, within the meaning of the U.S. Treaty.

Certain U.S. Federal Income Tax Considerations for U.S. Holders

The following is a summary of certain anticipated U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares acquired pursuant to the Offering. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares. This summary applies only to U.S. Holders that hold Common Shares as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each prospective investor in Common Shares should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

No ruling from the U.S. Internal Revenue Service (the “IRS”), has been requested, or is expected to be obtained, regarding the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, or disposition of the Common Shares. Because the authorities on which this summary is based are subject to various interpretations, the IRS could successfully challenge one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Code, U.S. Treasury regulations promulgated thereunder (whether final or temporary), published rulings of the IRS, published administrative positions of the IRS, the U.S. Treaty, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Prospectus Supplement. Any of the authorities on which this summary is based are subject to varying interpretations and could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the United States, (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States or any state thereof, or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares that is neither a U.S. Holder nor an entity or arrangement that is classified as a partnership, (or “pass-through” entity) for U.S. federal income tax purposes. This summary does not address the tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, non-U.S., and other tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are banks, financial institutions, insurance companies, real estate investment trusts, mutual funds, small business investment companies, S corporations or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares other than in connection with this Offering; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; (i) U.S. expatriates or former long-term residents of the United States or entities subject to the U.S. anti-inversion rules; (j) U.S. Holders that are residents of Canada for tax purposes or otherwise have a taxable connection therewith; (k) U.S. Holders that own (directly, indirectly, or by attribution) 10% or more, by voting power or value, of the outstanding shares of the Corporation; and (l) U.S. Holders that hold their Common Shares through a non-U.S. financial institution or arrangement. U.S. Holders that are subject to special provisions under the

Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity or arrangement that is treated as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partners (or owners) and the partnership (or “pass-through” entity) and the status of such partners (or owners). Entities that are treated as partnerships (or “pass-through” entities) for U.S. federal income tax purposes and partners of such partnerships (or owners of such “pass-through” entities) should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address any tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares that may arise under any laws other than U.S. federal income tax laws, including tax consequences under U.S. state and local tax laws, U.S. federal estate and gift tax laws, U.S. alternative minimum tax laws, other U.S. non-income tax laws and non-U.S. tax laws. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local tax, U.S. federal estate and gift tax, U.S. alternative minimum tax, other U.S. non-income tax, non-U.S. tax, and other tax consequences of the acquisition, ownership, and disposition of Common Shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

Subject to the discussion below under “– Passive Foreign Investment Company,” a U.S. Holder that receives a distribution, including a constructive distribution but excluding certain pro rata distributions of Common Shares, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Corporation, as determined for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Corporation, such distribution generally will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares (thereby reducing the U.S. Holder’s tax basis in the Common Shares) and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at “– Disposition of Common Shares” below). If a U.S. Holder has different bases in different Common Shares (or blocks of Common Shares), more complicated rules apply and such a U.S. Holder should consult its own financial advisor, legal counsel, or accountant. The U.S. federal income tax consequences described above apply whether or not such distributions are treated as a return of capital for non-tax purposes. The Corporation, however, may not calculate earnings and profits in accordance with U.S. tax principles. In that case, the Corporation intends to treat the full amount of any distribution by the Corporation to U.S. Holders as a dividend for U.S. federal income tax purposes. The amount of any distribution other than cash will be the fair market value of such property on the date of the distribution by the Corporation. U.S. Holders of the Common Shares that are corporations generally will not be entitled to claim a “dividends received deduction” with respect to dividends paid on the Common Shares.

Reduced Tax Rates for Certain Dividends

Dividends paid by the Corporation generally will be taxed at the preferential tax rates applicable to long-term capital gain of non-corporate taxpayers if (a) the Corporation is eligible for the benefits of the U.S. Treaty or the dividends are paid by the Corporation with respect to stock that is readily tradable on an established securities market in the United States (including NASDAQ), (b) the U.S. Holder receiving such dividends is an individual, estate, or trust, and (c) such dividends are paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.” However, even if the dividends satisfy these requirements, the dividends will not be eligible for taxation at the preferential tax rates applicable to long-term capital gain of non-corporate taxpayers if the Corporation is a “passive foreign investment corporation” or PFIC for the taxable year during which the Corporation pays a dividend or for the preceding taxable year.

If the requirements of the immediately preceding paragraph are not satisfied, a dividend paid by the Corporation to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in non-U.S. currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of actual or constructive receipt. A U.S. Holder that does not convert non-U.S. currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such non-U.S. currency equal to the U.S. dollar value of such non-U.S. currency on the date of receipt. Such a U.S. Holder generally will recognize U.S. source ordinary income or loss on the subsequent sale or other taxable disposition of such non-U.S. currency (including an exchange for U.S. dollars). U.S. Holders should consult their own tax advisors regarding the tax consequences to them if the Corporation pays dividends in currency other than U.S. dollars.

Disposition of Common Shares

Subject to the discussion below under “– Passive Foreign Investment Company,” a U.S. Holder generally will recognize gain or loss on the sale, exchange, or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules. (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

In certain circumstances, amounts received by a U.S. Holder upon the redemption of Common Shares may be treated as a distribution with respect to Common Shares, rather than as a payment in exchange for Common Shares that results in the recognition of capital gain or loss, as described above. In these circumstances, the redemption payment would be included in gross income as a dividend to the extent that such payment is made out of the Corporation’s “earnings and profits” (for a discussion regarding the U.S. federal income tax treatment of distributions with respect to Common Shares, see “Distributions on Common Shares” above). The determination of whether a redemption of Common Shares will be treated as a distribution with respect to Common Shares, rather than as a payment in exchange for Common Shares, will depend on whether and to what extent the redemption reduces the U.S. Holder’s percentage ownership in the Corporation. The rules applicable to redemptions are complex, and each U.S. Holder should consult its own financial advisor, legal counsel or accountant to determine whether in the U.S. Holder’s own particular case a redemption of Common Shares will be treated as a distribution with respect to Common Shares or as a payment in exchange for the Common Shares.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by the Corporation generally will constitute “foreign source” income and generally will be categorized as “passive category income.” The foreign tax credit rules are extremely complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Passive Foreign Investment Company

If the Corporation is a PFIC in any taxable year during which a U.S. Holder owns Common Shares, special, and generally unfavorable, rules will be applicable to such U.S. Holder, some of which could impact the consequences described above. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. Based in part on current operations and financial projections, the Corporation does not expect to be classified as a PFIC for the current taxable year or in the foreseeable future. However, the determination of whether or not the Corporation is a PFIC is made on an annual basis and is based on the types of income the Corporation earns and the types and value of the Corporation’s assets from time to time, all of which are subject to change. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Furthermore, whether the Corporation will be a PFIC for the current taxable year and each subsequent taxable year depends on its assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Prospectus Supplement. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Corporation concerning its PFIC status or that the Corporation will not be a PFIC for any taxable year. If the Corporation were a PFIC in any year during which a U.S. Holder owns Common Shares, such U.S. Holder generally would be subject to additional taxes (including additional taxes attributable to the treatment of certain gains as ordinary income rather than capital gains) on any “excess distributions” (generally distributions during a taxable year exceeding 125% of the average amount received during the three preceding taxable years or, if shorter, the taxpayer’s holding period) and on any gain realized from the sale or other disposition of Common Shares (regardless of whether the Corporation continued to be a PFIC). In addition, distributions on the Common Shares would not be eligible for the preferential tax rate applicable to long-term capital gain of non-corporate taxpayers. A U.S. Holder may be eligible to make a mark-to-market election that would cause the tax consequences to an electing U.S. Holder to differ from those described above. The PFIC rules are extremely complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Common Shares may be subject to information reporting and backup withholding tax at a rate of 28% if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report interest or dividends, (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax, or (e) otherwise fails to comply with, or establish an exemption from, applicable backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder timely furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

3.8% Surtax and Specified Foreign Financial Asset Disclosure

Certain U.S. Holders who are individuals, estates or trusts are required to pay a 3.8% tax on, among other things, dividends and capital gains from the sale or other taxable disposition of the Common Shares, subject to certain limitations and exceptions. In addition, the Hiring Incentives to Restore Employment Act requires certain U.S. Holders who are individuals to report information relating to an interest in the Common Shares, subject to certain exceptions (including an exception for Common Shares held in accounts maintained by certain financial institutions). U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of the Common Shares.

PLAN OF DISTRIBUTION

The Offering consists of ● Offered Shares at the Offering Price of U.S.$● per Offered Share and up to an additional ● Offered Shares at the Offering Price if the Underwriters exercise the Over-Allotment Option in full. The Offered Shares will be issued on the Closing Date pursuant to the Underwriting Agreement (as defined below).

Under an underwriting agreement (the “Underwriting Agreement”) dated as of July ●, 2017 between Westport Fuel Systems and the Underwriters, the Corporation has agreed to sell an aggregate of ● Offered Shares to the Underwriters, and the Underwriters have severally (and not jointly or jointly and severally) agreed to purchase, as principal, such Offered Shares at the Offering Price of U.S.$● per Offered Share, payable in cash to Westport Fuel Systems against delivery of the Offered Shares on the Closing Date. The Underwriting Agreement provides that, in consideration of the services of the Underwriters in connection with the Offering, the Corporation will pay the Underwriters a fee of approximately U.S.$● per Offered Share issued and sold as part of the Offering, for an aggregate fee payable of U.S.$● (assuming the Over-Allotment Option is not exercised). The Underwriters’ fee in respect of the Offering is payable on the Closing Date.

The Corporation has granted to the Underwriters the Over-Allotment Option to purchase up to an additional ● Offered Shares on the same terms and conditions as the Offering, exercisable in whole or in part at any time prior to 5:00 p.m. (New York City time) on the 30th day following the Closing Date solely for the purpose of covering over-allotments that exist on the Closing Date, if any and for market stabilization purposes. A purchaser who acquires Offered Shares forming part of the Underwriters’ over-allocation position acquires those Offered Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or through secondary market purchases. If the Underwriters exercise the Over-Allotment Option in full, the total price to the public, Underwriters’ fee and net proceeds to Westport Fuel Systems, before deducting expenses of the Offering, will be U.S.$●, U.S.$● and U.S.$●, respectively. This Prospectus Supplement qualifies the issuance of Offered Shares upon exercise of the Over-Allotment Option.

The terms of the Offering, including the Offering Price, were established through negotiation between Westport Fuel Systems and the Lead Underwriter, on its own behalf and on behalf of the other Underwriters. The obligations of the Underwriters under the Underwriting Agreement are several (and not joint or joint and several), and may be terminated upon the occurrence of certain stated events. Such events include, but are not limited to, (a) there has occurred any material adverse change in the securities markets or any event, act or occurrence that has materially disrupted, or in the opinion of the Lead Underwriter, will in the future materially disrupt, the securities markets or there shall be such a material adverse change in general financial, political or economic conditions or the effect of international conditions on the financial markets in the United States or Canada is such as to make it, in the judgment of the Lead Underwriter, inadvisable or impracticable to market the Offered Shares or enforce contracts for the sale of the Offered Shares; (b) there has occurred any outbreak or material escalation of hostilities or acts of terrorism or other calamity or crisis the effect of which on the financial markets of the United States or Canada is such as to make it, in the judgment of the Lead Underwriter, inadvisable or impracticable to market the Offered Shares or enforce contracts for the sale of the Offered Shares; (c) trading in the Offered Shares or any securities of the Corporation has been suspended or materially limited or trading generally on the New York Stock Exchange, Inc., NASDAQ or the TSX has been suspended or materially limited, or minimum or maximum ranges for prices for securities shall have been fixed, or maximum ranges for prices for securities have been required, by any of said exchanges or by such system or by order of the SEC, the Canadian securities commissions, Financial Industry Regulatory Authority, or any other governmental or regulatory authority; (d) a banking moratorium has been declared by any state or federal authority or the applicable authorities of any of the provinces of Canada (other than Quebec); or (e) in the judgment of the Lead Underwriter, there has been, since the time of execution of the Underwriting Agreement or since the respective dates as of which information is given in the Prospectus Supplement, any material adverse change in the assets, properties, condition, financial or otherwise, or in the results of operations, business affairs or business prospects of the Corporation and its subsidiaries considered as a whole, whether or not arising in the ordinary course of business. If an Underwriter fails to purchase the Offered Shares which it has agreed to purchase, the remaining Underwriter(s) may, but are not obligated to, purchase such Offered Shares, provided that if the number of Offered Shares that a defaulting Underwriter(s) agreed but failed to purchase is less than or equal to 10% of the aggregate number of Offered Shares agreed to be purchased by the Underwriters, then the other Underwriters are severally obligated to purchase the Offered Shares which the defaulting Underwriter or Underwriters failed to purchase, on a pro rata basis or as they may otherwise agree between themselves. If the aggregate amount of Offered Shares not purchased is greater than 10% of the aggregate number of Offered Shares agreed to be purchased by the Underwriters, then each of the Underwriters shall be relieved of its obligations to purchase its respective percentage of the Offered Shares, subject to the terms and conditions of the Underwriting Agreement. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement, but are not obligated to take up and pay for any Common Shares under the Over-Allotment Option. The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their respective directors, officers, affiliates, employees, and each person who controls any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act against certain liabilities, claims, demands, losses, costs, damages and expenses.

The Underwriters are offering the Offered Shares, subject to prior sale, if, as and when issued to and accepted by them, subject to certain conditions contained in the Underwriting Agreement.

The Offering Price of the Offered Shares will be payable in U.S. dollars, unless the Underwriters otherwise agree. All of the proceeds of the Offering will be paid to Westport Fuel Systems by the Underwriters in U.S. dollars based on the U.S. dollar Offering Price. The Underwriters propose to offer the Offered Shares initially at the Offering Price. After a reasonable effort has been made to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Offered Shares remaining unsold. Any such reduction will not affect the net proceeds received by the Corporation pursuant to the Offering. In the event the Offering Price of the Offered Shares is reduced, the compensation received by the Underwriters will be decreased by the amount by which the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid to the Corporation by the Underwriters for the Offered Shares.

Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice.

The Common Shares are listed and posted for trading on the TSX under the trading symbol “WPRT” and on the NASDAQ under the trading symbol “WPRT”. The Corporation has applied to the TSX and NASDAQ for the additional listing of the Offered Shares (including the Common Shares to be issued upon exercise of the Over-Allotment Option). Listing of the Offered Shares will be subject to the Corporation’s fulfillment of all of the listing requirements of the TSX and NASDAQ. There can be no assurance that the Offered Shares will be accepted for listing on the TSX or NASDAQ.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The policy statements allow certain exceptions to the foregoing prohibitions. The Underwriters may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of the Investment Industry Regulatory Organization of Canada, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Until the distribution of Offered Shares is completed, SEC rules may limit the Underwriters from bidding for and purchasing Common Shares. The Corporation has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. If the Underwriters create a short position in the Common Shares in connection with the Offering (i.e. if they sell more Offered Shares than are listed on the cover of this Prospectus Supplement), the Underwriters may reduce that short position by purchasing Common Shares in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the Over-Allotment Option described above. Purchases of Common Shares to stabilize the price or to reduce a short position may cause the price of the Common Shares to be higher than it might be otherwise be in the absence of such purchases. No representation is made as to the magnitude or effect of such stabilization or other activities. The Underwriters are not required to engage in these activities.

Pursuant to the Underwriting Agreement, Westport Fuel Systems has agreed, subject to certain exceptions, not to directly or indirectly, offer, sell or issue for sale or resale, as the case may be, or publicly announce the issue or sale or intended issue or sale of, any Common Shares, or financial instruments or securities convertible or exchangeable into Common Shares, or publicly announce its intention to do so or file a prospectus or registration statement in respect thereof, for a period from the date of the Underwriting Agreement until 90 days following closing of the Offering without the prior written consent of the Lead Underwriter on behalf of the Underwriters, which consent will not be unreasonably withheld; provided that, Westport Fuel Systems shall not be prevented or restricted from issuing or agreeing to issue any of its Common Shares or securities or other financial instruments convertible into or having the right to acquire its Common Shares pursuant to Westport’s Omnibus Plan.

The Offered Shares will be offered in the U.S. through the Underwriters. The Offering is being made in the U.S. pursuant to the MJDS. The Offered Shares are not being offered or sold, directly or indirectly, in Canada or to any person resident in Canada and there has not been any advertisement or solicitation in furtherance of the offering of the Offered Shares in Canada. Offers may also be made on a private placement basis where permitted by applicable law. No Offered Shares will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

In connection with the sale of the Offered Shares, the Underwriters may receive compensation from Westport Fuel Systems or from purchasers of the Offered Shares for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of the Offered Shares may be deemed to be underwriters and any commissions received by them from the Corporation and any profit on the resale of Offered Shares by them may be deemed to be underwriting commissions under the Securities Act.

It is expected that the Corporation will arrange for the deposit of the Offered Shares distributed under this Prospectus Supplement under the book-based system of registration, to be registered to CDS and deposited with CDS on the Closing Date. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Offered Shares is purchased.

Neither Westport Fuel Systems nor the Underwriters will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Offered Shares held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Offered Shares; or (c) any advice or representation made by or with respect to CDS and those contained in this Prospectus Supplement and relating to the rules governing CDS or any action to be taken by CDS or at the direction of its CDS participants. The rules governing CDS provide that it acts as the agent and depository for the CDS participants. As a result, CDS participants must look solely to CDS and persons, other than CDS participants, having an interest in the Offered Shares must look solely to CDS participants for payments made by or on behalf of Westport Fuel Systems to CDS in respect of the Offered Shares.

In compliance with the guidelines of the U.S. Financial Industry Regulatory Authority, Inc. (“FINRA”), the maximum discount or commission to be received by any FINRA member or independent broker-dealer may not exceed 8% of the aggregate gross sales proceeds of any Offered Shares offered hereby.

Certain of the Underwriters and their affiliates have provided in the past to the Corporation and its affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for the Corporation and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the Underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in the Corporation’s debt or equity securities or loans, and may do so in the future.

Each of the executive officers and directors of the Corporation have entered into lock-up agreements with the Lead Underwriter which restrict the shareholder’s right to have any security owned by such holder included in the Registration Statement or to demand registration of any security owned by such holder for a period of 90 days after the date of the Underwriting Agreement.

Pursuant to the Concurrent Private Placement or the Offering, certain directors and executive officers of the Corporation intend to purchase an aggregate of ● Common Shares at a price of U.S.$● per Common Share for aggregate gross proceeds of approximately U.S.$●. The closing of the Concurrent Private Placement is expected to take place on the Closing Date. This short form prospectus does not qualify the distribution of the Common Shares issuable pursuant to the Concurrent Private Placement. The Common Shares issued pursuant to the Concurrent Private Placement will be subject to a statutory seasoning or hold period. The Corporation has applied to list the Common Shares issuable pursuant to the Concurrent Private Placement on the TSX and NASDAQ. Listing of the Offered Shares will be subject to the Corporation’s fulfillment of all of the listing requirements of the TSX and NASDAQ.

Electronic Distribution

A Prospectus Supplement in electronic format may be made available on Internet sites or through other online services maintained by the Underwriters in the Offering, or by their affiliates. In those cases, and subject to applicable laws, prospective investors in the U.S. may view offering terms online and prospective investors in the U.S. may be allowed to place orders online. The Underwriters may agree with the Corporation to allocate a specific number of Offered Shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the Underwriters on the same basis as the other allocations.

Other than the Prospectus Supplement in electronic format, the information on the Underwriters’ web site and any information contained in any other web site maintained by the Underwriters or any selling group member is not part of or incorporated by reference into this Prospectus Supplement, the Prospectus or the registration statement of which this Prospectus Supplement and the accompanying Prospectus forms a part and has not been approved and/or endorsed by the Corporation or the Underwriters in their capacity as underwriters and should not be relied upon by investors.

Selling Restrictions

Each of the Underwriters has represented and agreed that it has not and will not offer, sell or deliver any of the Offered Shares, directly or indirectly, or distribute this Prospectus Supplement or the accompanying Prospectus or any other offering material relating to the Offered Shares, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and in a manner that will not impose any obligation on us, except as set forth in the Underwriting Agreement.

Notice to Prospective Investors in the European Economic Area

This Prospectus Supplement has been prepared on the basis that any offer of Offered Shares in any member state (the “Member States” and each a “Member State”) of the European Economic Area will be made pursuant to an exemption under the Prospectus Directive (as defined below) from the requirement to produce or publish a prospectus for offers of Offered Shares. Accordingly, any person making or intending to make any offer in a Member State of Offered Shares which are the subject of the offering contemplated in this Prospectus Supplement may only do so in circumstances in which no obligation arises for the Corporation or any of the Underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Corporation or the Underwriters have authorized, nor do the Corporation or the Underwriters authorize, the making of any offer of Offered Shares in circumstances in which an obligation arises for the Corporation or the Underwriters to publish a prospectus or supplement a prospectus for such offer. Neither the Corporation or the Underwriters have authorized, nor do the Corporation or the Underwriters authorize, the making of any offer of Offered Shares through any financial intermediary, other than offers made by the Underwriters, which constitute the final placement of the Offered Shares contemplated in this Prospectus Supplement.

In relation to each Member State of the European Economic Area, each Underwriter has represented and agreed, and each further underwriter appointed under the Offering will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive was implemented in that Member State (the “Relevant Implementation Date”), it has not made and will not make an offer of any Offered Shares which are the subject of the offering contemplated by this Prospectus Supplement to the public in that Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of such Offered Shares to the public in that Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the Underwriters for any such offer; or

(c)

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Offered Shares shall result in a requirement for the publication by the Corporation or any Underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Offered Shares to the public” in relation to any Offered Shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Offered Shares to be offered so as to enable an investor to decide to purchase or subscribe to the Offered Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), and includes any relevant implementing measure in the Member State.

Each subscriber for the Offered Shares located within a Member State will be deemed to have represented, acknowledged and agreed that it is a qualified investor within the meaning of Article 2(1)(e) of the Prospectus Directive.

Notice to Prospective Investors in the United Kingdom

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (including the Financial Services Act of 2012) (the “FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Each Underwriter, on behalf of itself and each of its affiliates, has represented and agreed, and each further Underwriter appointed under the Offering will be required to represent and agree, that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of the FSMA received by it in connection with the issue or sale of the Offered Shares in circumstances in which Section 21(1) of the FSMA does not apply to Westport Fuel Systems; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offered Shares in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

Certain legal matters relating to the Offering and to the Offered Shares to be distributed pursuant to this Prospectus Supplement will be reviewed on the Corporation’s behalf by Bennett Jones LLP and Willkie Farr & Gallagher LLP and on behalf of the Underwriters by Stikeman Elliott LLP and Greenberg Traurig, LLP.

As at the date hereof, the partners and associates of Bennett Jones LLP and Stikeman Elliott LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Westport Fuel Systems’ auditors are KPMG LLP, Chartered Professional Accountants, PO Box 10426, 777 Dunsmuir Street, Vancouver, British Columbia V7Y 1K3. The Corporation’s financial statements for the years ended December 31, 2016 and 2015, incorporated by reference into the Prospectus have been audited by KPMG LLP, an independent registered public accounting firm, as indicated in their report dated March 31, 2017, and are incorporated into the Prospectus in reliance upon the authority of said firm as experts in accounting and auditing. KPMG LLP has advised the Corporation that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and in accordance with the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States).

The Corporation’s financial statements for the year ended December 31, 2014 (before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note 8(a) to the consolidated financial statements) (not separately presented herein), incorporated by reference in the Prospectus have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report dated March 9, 2015 (October 15, 2015 as to the change in reportable segments discussed in Note 22 to the consolidated financial statements), which is also incorporated into the Prospectus by reference. The retrospective adjustments to the 2014 financial statements have been audited by KPMG LLP. The 2014 financial statements are incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Deloitte LLP were independent with respect to the Corporation as of March 9, 2015 (October 15, 2015 as to the change in reportable segments discussed in Note 22 to the 2016 financial statements), and throughout the period covered by the financial statements of the Company on which they reported, within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and within the meaning of the Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

Fuel Systems Solutions, Inc.‘s financial statements as at and for the years ended December 31, 2015 and December 31, 2014, incorporated by reference into the Prospectus have been audited by PricewaterhouseCoopers LLP, independent auditors, as indicated in their report dated March 31, 2016, and are incorporated into the Prospectus in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. PricewaterhouseCoopers LLP has advised the Corporation that they were independent with respect to the Corporation at the date of their report within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and in accordance with the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States).

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal offices in the cities of Vancouver, British Columbia, Calgary, Alberta and Toronto, Ontario.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The documents referred to under “Documents Incorporated by Reference” in this Prospectus Supplement and the Underwriting Agreement have been or will be filed with the SEC as part of the registration statement to which this Prospectus Supplement and the Prospectus relate.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment thereto. The securities legislation further provides a purchaser with remedies for rescission, revisions of the price or damages if the prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser or any amendment contains a misrepresentation or are not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation in the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form base shelf prospectus has been filed under legislation in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Investor Relations and Communications of Westport Innovations Inc. at 101 – 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2, telephone (604) 718-2046 and are also available electronically at www.sedar.com. See “Documents Incorporated by Reference”.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and Secondary Offering	August 6, 2015

Cdn.$750,000,000

Common Shares

Preferred Shares

Subscription Receipts

Warrants

Debt Securities

Units

This prospectus (the “Prospectus”) relates to the offering for sale from time to time, during the 25-month period that this prospectus, including any amendments, remains valid, of up to Cdn.$750,000,000 (or the equivalent in other currencies or currency units) aggregate initial offering price of our common shares (“Common Shares”), preferred shares (“Preferred Shares”), subscription receipts (“Subscription Receipts”), warrants to purchase Common Shares (“Warrants”), senior or subordinated debt securities (“Debt Securities”), and/or units comprised of one or more of the other securities described in this Prospectus in any combination,

(“Units” and, together with the Common Shares, Preferred Shares, Subscription Receipts, Debt Securities and Warrants, the “Securities”). The Securities may be offered by us or by our securityholders. We, or our securityholders, may offer Securities in such amount and, in the case of the Preferred Shares, Subscription Receipts, Debt Securities, Warrants and Units, with such terms as we, or our securityholders, may determine in light of market conditions. We, or our securityholders, may sell the Preferred Shares, Subscription Receipts, Debt Securities and Warrants in one or more series.

There are certain risk factors that should be carefully reviewed by prospective purchasers. See “Risk Factors”.

The specific variable terms of any offering of Securities will be set forth in a supplement to this Prospectus relating to such Securities (each, a “Prospectus Supplement”) including where applicable: (i) in the case of the Common Shares, the number of Common Shares offered, the currency (which may be Canadian dollars or any other currency), the issue price and any other specific terms; (ii) in the case of Preferred Shares, the number of Preferred Shares being offered, the designation of the series, the offering price, dividend rate, if any, and any other specific terms; (iii) in the case of Subscription Receipts, the number of Subscription Receipts offered, the currency (which may be Canadian dollars or any other currency), the issue price, the terms and procedures for the exchange of the Subscription Receipts and any other specific terms; (iv) in the case of Warrants, the designation, the number of Warrants offered, the currency (which may be Canadian dollars or any other currency), number of the Common Shares that may be acquired upon exercise of the Warrants, the exercise price, dates and periods of exercise, adjustment procedures and any other specific terms; (v) in the case of Debt Securities, the designation, aggregate principal amount and authorized denominations of the Debt Securities, any limit on the aggregate principal amount of the Debt Securities, the currency (which may be Canadian dollars or any other currency), the issue price (at par, at a discount or at a premium), the issue and delivery date, the maturity date (including any provisions for the extension of a maturity date), the interest rate (either fixed or floating and, if floating, the method of determination thereof), the interest payment date(s), the provisions (if any) for subordination of the Debt Securities to other indebtedness, any redemption or purchase provisions, any repayment provisions, any terms entitling the holder to exchange or convert the Debt Securities into other securities, any defeasance provisions and any other specific terms; and (vi) in the case of Units, the designation, the number of Units offered, the offering price, the currency (which may be Canadian dollars or any other currency), terms of the Units and of the securities comprising the Units and any other specific terms. You should read this Prospectus and any Prospectus Supplement before you invest in any Securities.

We have filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 relating to the Securities (the “Registration Statement”). This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to any applicable full version or more detailed description of the contract, agreement or other document, as may be available electronically on SEDAR at www.sedar.com or on Westport’s website at www.westport.com, for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. See “Where you Can Find Additional Information”.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (the “MJDS”), to prepare this Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We have prepared our annual financial statements as at December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 and our interim financial statements as at and for the three and six month periods ended June 30, 2015 and 2014 in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Certain supplementary measures in this Prospectus, such as adjusted EBITDA, do not have any standardized meaning as prescribed under U.S. GAAP and, therefor, are considered non-U.S. GAAP measures. These measures should not be used as an alternative to U.S. GAAP, as they may not be consistent with calculations of other companies. See the Q2 MD&A (as defined herein) for a reconciliation of such measures into recognized measures under U.S. GAAP.

Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in any applicable Prospectus Supplement with respect to a particular offering of Securities. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities. See “Certain Income Tax Considerations”.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated or organized under the laws of Alberta, Canada, that some or all of our officers and directors are residents of Canada, that some or all of the underwriters or experts named in this Prospectus are residents of Canada, and that all or a substantial portion of our assets and the assets of such persons are located outside the United States.

The individuals listed in the table below are each a director or executive officer of Westport who resides outside of Canada and has appointed the following agent for service of process:

Name of Person or Company	Name and Address of Agent
Ashoka Achuthan	Bennett Jones LLP, 4500 Bankers Hall East 855 – 2nd Street S.W., Calgary, Alberta, Canada T2P 4K7

Warren Baker	Bennett Jones LLP, 4500 Bankers Hall East 855 – 2nd Street S.W., Calgary, Alberta, Canada T2P 4K7

Douglas King	Bennett Jones LLP, 4500 Bankers Hall East 855 – 2nd Street S.W., Calgary, Alberta, Canada T2P 4K7

No underwriter has been involved in the preparation of, or has performed a review of, the contents of this Prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

Our outstanding securities are listed for trading on the Toronto Stock Exchange (“TSX”) under the trading symbol “WPT” and on the NASDAQ Global Select Market (“NASDAQ”) under the trading symbol “WPRT”. Unless otherwise specified in any applicable Prospectus Supplement, the Preferred Shares, Subscription Receipts, Warrants, Debt Securities, and Units will not be listed on any securities exchange. There is no market through which the Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units may be sold and purchasers may not be able to resell the Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units purchased under this Prospectus. This may affect the pricing of these securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See the “Risk Factors” section of the applicable Prospectus Supplement.

Our Securities may be sold pursuant to this Prospectus to or through underwriters, dealers, placement agents or other intermediaries or directly to purchasers or through agents at amounts and prices and other terms determined by us or any selling securityholders. In connection with any underwritten offering of securities, the underwriters may over-allot or effect transactions that stabilize or maintain the market price of the securities offered. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The Prospectus Supplement relating to a particular offering of Securities will identify each person who may be deemed to be an underwriter with respect to such offering and will set forth the terms of the offering of such Securities, including, to the extent applicable, the amounts, if any, to be purchased by underwriters, the plan of distribution for such securities, the initial public offering price, the proceeds expected to be received by us or any selling securityholder, the underwriting discounts or commissions and any other discounts or concessions to be allowed or reallowed to dealers. The managing underwriter or underwriters with respect to Securities sold to or through underwriters, if any, will be named in the related Prospectus Supplement.

You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus.

Our head office is located at 101 – 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2, and our registered office is located at 4500 – 855 2nd Street S.W., Calgary, Alberta T2P 4K7.

DEFINITIONS AND OTHER MATTERS

In this Prospectus and any Prospectus Supplement, unless otherwise indicated, references to “we”, “us”, “our”, “Westport” or the “Corporation” are to Westport Innovations Inc. All references to “dollars”, “Cdn.$” or “$” are to Canadian dollars and all references to “U.S.$” are to United States dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus and any Prospectus Supplement is determined using U.S. GAAP.

SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus and any Prospectus Supplement, and in certain documents incorporated by reference in this Prospectus, may constitute “forward-looking statements”. When used in such documents, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “project” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. In particular, this Prospectus and the documents incorporated by reference in this Prospectus contain forward-looking statements which include, but are not limited to, the manner in which the selling securityholders may sell Securities, the filing of one or more Prospectus Supplement(s), and the expansion of our product offering.

In addition to those forward-looking statements referred to above, readers should also refer to the AIF (as defined below), under the heading “Forward-Looking Information” and the Annual MD&A (as defined below) under the heading “Forward Looking Statements”, both of which are incorporated by reference into this Prospectus, for a list of some additional forward-looking statements made by us in this Prospectus and the documents incorporated by reference in this Prospectus.

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this Prospectus, any Prospectus Supplement and in the documents incorporated by reference into this Prospectus and other unforeseen risks, including, without limitation:

•	market acceptance of our products;

•	product development delays and delays in contractual commitments;

•	our business objectives and milestone expectations;

•	changing environmental regulations;

•	the ability to attract and retain business partners;

•	the success of our business partners and original equipment manufacturers (“OEMs”), with whom we partner;

•	future levels of government funding and incentives;

•	competition from other technologies;

•	price differential between compressed natural gas (“CNG”), liquefied natural gas (“LNG”) and liquefied petroleum gas (“LPG”) relative to petroleum-based fuels;

•	limitations on our ability to protect our intellectual property;

•	potential claims or disputes in respect of our intellectual property;

•	limitations in our ability to successfully integrate acquired businesses;

•	limitations in the development of natural gas refuelling infrastructure;

•	the ability to provide the capital required for research, product development, operations and marketing;

•	there could be unforeseen claims made against us;

•	our international business operations could expose us to factors beyond our control, such as currency exchange rates, changes in governmental policy, trade barriers, trade embargoes, and delays in the development of international markets for our products;

•	risks relating to our Common Shares and Debt Securities; and

•	those risks discussed in this Prospectus and the AIF under the heading “Risk Factors” and in the Annual MD&A under the heading “Forward Looking Statements”.

Any forward-looking statement is made only as of the date of this Prospectus or the applicable document incorporated by reference herein. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after we distribute this Prospectus, except as otherwise required by law.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Vice President, Investor Relations and

Communications at 101 – 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2, telephone (604) 718-2046. Copies of documents incorporated by reference are also available electronically at www.sedar.com.

We have filed the following documents with the securities commissions or similar regulatory authorities in certain of the provinces of Canada and such documents are specifically incorporated by reference in this Prospectus:

•	our annual information form dated March 9, 2015 for the year ended December 31, 2014 (the “AIF”);

•	our management proxy circular dated March 11, 2015 relating to the annual and special meeting of shareholders held on April 30, 2015 (the “Management Proxy Circular”);

•	our amended audited consolidated financial statements as at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, December 31, 2013 and December 31, 2012, together with the notes thereto, and the auditors’ reports thereon addressed to our shareholders and filed on SEDAR on July 23, 2015;

•	our amended management’s discussion and analysis of financial condition and results of operations dated July 23, 2015, for the fiscal year ended December 31, 2014 and filed on SEDAR on July 23, 2015 (the “Annual MD&A”);

•	our interim consolidated financial statements as at and for the three and six months ended June 30, 2015 and 2014; and

•	our interim management’s discussion and analysis of financial condition and results of operations dated July 29, 2015 for the three and six months ended June 30, 2015 (the “Q2 MD&A”).

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators to be incorporated by reference in a short form prospectus, including any annual information form, comparative annual financial statements and the auditors’ report thereon, comparative unaudited interim financial statements, management’s discussion and analysis of financial condition and results of operations, material change report (except a confidential material change report), business acquisition report and information circular, if filed by us with the securities commissions or similar authorities in the provinces of Canada after the date of this Prospectus shall be deemed to be incorporated by reference in this Prospectus.

To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with the SEC on Form 40-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this Prospectus forms a part. In addition, we have and will incorporate by reference into this Prospectus from documents that we file with the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Our U.S. filings are electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which may be accessed at www.sec.gov.

Any “template version” of any “marketing materials” (as such terms are defined in National Instrument 41-101 – General Prospectus Requirements) filed by the Corporation after the date of a Prospectus Supplement and before the termination of the distribution of Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) will be deemed to be incorporated by reference into such Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

Upon a new annual information form, audited annual financial statements and related management’s discussion and analysis being filed by us with, and where required, accepted by, the securities commission or similar regulatory authority in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador during the term of this Prospectus, the previous annual information form, the previous audited annual financial statements and related management’s discussion and analysis, all unaudited interim financial statements and related management’s discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of our financial year in which the new annual information form and related audited annual financial statements and management’s discussion and analysis are filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new unaudited interim financial statements and related management’s discussion and analysis being filed by us with the securities commission or similar regulatory authority in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador during the term of this Prospectus, all unaudited interim financial statements and related management’s discussion and analysis filed prior to the new unaudited interim consolidated financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new information circular relating to an annual meeting of holders of Common Shares being filed by us with the securities commission or similar regulatory authority in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador during the term of this Prospectus, the information circular for the preceding annual meeting of holders of Common Shares shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

One or more Prospectus Supplements containing the specific variable terms for an issue of the Securities and other information in relation to such Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement solely for the purposes of the offering of the Securities covered by any such Prospectus Supplement.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

We are subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation, and in accordance therewith we file reports and other information with the SEC and with the securities regulatory authorities in Canada. Under the MJDS adopted by Canada and the United States, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we are not required to publish financial statements as promptly as United States companies.

Investors may read any document that we have filed with the SEC and may also obtain copies of those documents by paying a fee at the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Investors should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. Investors may read and download some of the documents we have filed with the SEC at the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. We are also subject to filing requirements prescribed by the securities legislation of all Canadian provinces. These filings are available electronically from SEDAR at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation existing under the Business Corporations Act (Alberta). The majority of our officers and directors and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the United States.

We have appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws or the securities laws of any state of the United States.

We have been advised by our Canadian counsel that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by such counsel, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed C T Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of the Securities under this Prospectus.

WESTPORT INNOVATIONS INC.

Our governing corporate statute is the Business Corporations Act (Alberta). Our head office and principal place of business is at 101 – 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2. Our registered office is at 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7.

We have two material subsidiaries: Westport Power Inc. (“WPI”), which is 100% wholly-owned and incorporated pursuant to the Business Corporations Act (British Columbia), and Westport Fuel Systems Inc., a Delaware corporation, which is 100% wholly-owned through Westport Innovations (U.S.) Holdings Inc. (“Westport U.S.”), a Delaware corporation, which is wholly-owned by WPI.

Also, through Westport U.S., we own 100% of the voting securities of Westport Dallas Inc. (“Westport Dallas”, formerly known as BAF Technologies, Inc.), a Kentucky corporation. Westport Dallas owns 100% of the voting securities of ServoTech Engineering Inc., a Michigan corporation.

In addition, we own 100% of the voting securities of Westport Innovations (Hong Kong) Limited (“Westport HK”), a Hong Kong, China corporation. Westport HK owns 35% of the voting securities of Weichai Westport Inc., a Chinese corporation.

We, through WPI, own 50% of the voting securities of Cummins Westport Inc. (“CWI”), a Delaware corporation.

We, through WPI, own 100% of the voting securities of Westport Luxembourg S.a.r.l. (“Westport Lux”). Westport Lux owns 100% of the voting securities of Juniper Engines Italy S.r.l. (“Juniper”), an Italian corporation. Juniper owns 100% of the voting securities of Emer S.p.A., an Italian corporation, and 100% of the voting securities of OMVL S.p.A., an Italian corporation.

Westport Lux also owns 100% of the voting securities of Prins Autogassystemen B.V., a Netherlands company.

OUR BUSINESS

We are a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. Our technology and products enable light- (less than 5.9 litre), medium- (5.9 to 10 litre), heavy-duty (10 to 16 litre) and high-horsepower (greater than 16 litre) petroleum-based fuel engines and vehicles to use primarily gaseous fuels such as natural gas, giving users a cleaner and generally less expensive alternative fuel based on a more abundant natural resource. Through our partnerships and direct sales efforts, we sell natural gas and propane engines, fuel systems, and components to customers globally. Our strategic relationships with OEMs provide us with access to their manufacturing capacity, supply chain and global distribution networks without incurring the considerable investment associated with these assets. We commercialize our technology throughout the world where demand for clean, low emission engines exists.

Since our founding in 1995, we have invested over $782 million towards the research, development and commercialization of our proprietary technologies and related products. Our research and development efforts and investments have resulted in a substantial patent portfolio that serves as the foundation for our differentiated technology offerings and competitive advantage. Our technologies and related products enable combustion engines to use gaseous fuels, such as natural gas, propane, renewable natural gas (“RNG”) or hydrogen. The substitution of natural gas for petroleum-based fuel drives a reduction in harmful combustion emissions, such as particulate matter and greenhouse gases, in addition to providing a favorable fuel price from a more plentiful natural resource.

Westport intends to continue to advance its technology, product development, and commercialization programs in various application segments and geographic regions. Particular emphasis in the shorter term will be on our heavy duty commercial vehicle programs. Our business objectives and milestone expectations over the next twelve months are:

•	WestportTM High Pressure Direct Injection (“HPDI”) development programs are expected to shift from the design and development phase into the testing and validation phase with OEMs by early 2016 based on the current pace of progression in component readiness. Additionally, Westport will continue to advance and develop key proprietary components for Westport’s state of the art version, HPDI 2.0, for multiple OEMs during the next twelve months.

•	Westport plans to launch Low Pressure Pumps for LNG fuel systems in commercial vehicle applications by the end of 2015.

•	Westport intends to achieve its target of consolidated positive adjusted EBITDA by mid-2016.

•	Westport plans to engage in the sale of certain non-core assets during the remainder of 2015.

•	Westport intends to offer a dedicated or bi-fuel CNG Westport WiNG™ Power System vehicle on the model 2016 Ford F-150 truck later in 2015.

Westport expects its current cash balance, in combination with plans for non-core asset divestments, strategic initiatives, expected sales of new and existing products from core programs and continued cash conservation efforts to be sufficient to enable the Corporation to finance the aforementioned business objectives and transition it to positive consolidated adjusted EBITDA by mid-2016.

RECENT DEVELOPMENTS

On July 9, 2015, Westport announced that it had completed an engineering program with Daimler AG (“Daimler”) to develop and assess a Westport HPDI system for a Daimler heavy duty engine. The completion of this program resulted in the entitlement of a 2.4 million Euro payment to Westport from Daimler.

On May 29, 2015, Westport announced that Volvo Car Group’s new Drive-E powertrain bi-fuel engine will be showcased at the World Gas Conference in Paris, France. Volvo Cars is the first OEM to feature the new Westport system, which will be used in Volvo’s new two-litre, direct injection, four-cylinder Drive-E powertrain family, which is expected to be available on Volvo V60 and V70 2016 models.

On May 6, 2015, CWI announced that it will begin field tests this year in California in transit buses with a spark-ignited natural gas engine capable of producing Near Zero NOx emissions prior to the 2023 California Near Zero NOx schedule for Low NOx vehicles.

On May 5, 2015, Westport announced CWI’s intention to unveil the ISB6.7 G, a 6.7 liter medium-duty, factory built dedicated natural gas engine for school bus, shuttle bus, medium-duty truck and vocational applications at the opening reception at ACT Expo in Dallas, Texas. The new ISB6.7 G is currently in field trials with full production expected to commence in mid-2016.

On May 5, 2015, Westport announced its plans to offer 2016 Ford F-150 trucks for use with the compressed natural gas (CNG) Westport WiNGTM Power System, and certify to EPA and CARB standards. Westport is offering the 2016 Ford F-150 as a dedicated or bi-fuel CNG Westport WiNGTM Power System vehicle, which is expected to be available in the summer of 2015.

On March 11, 2015, Westport announced the introductions of its new combustion technology in Volvo Car Company’s new Drive-E powertrain bi-fuel engine. It is expected to be used on Volvo’s new two-litre, direct injection, four-cylinder Drive-E powertrain family, which is expected to be available on the Volvo V60 and V70 2016 models.

RISK FACTORS

A prospective purchaser of Securities should carefully consider the list of risk factors incorporated by reference in this Prospectus before purchasing our Securities. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks identified below, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties described in the documents incorporated by reference in this Prospectus may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects.

Risks Related to Our Business

We have incurred and continue to incur losses.

We have incurred substantial losses since our inception and continue to incur losses and experience negative cash flows. We cannot predict if or when we will operate profitably or generate positive cash flows or if we will be able to implement our business strategy successfully. Pursuing our strategy requires us to incur significant expenditures for research and product development, marketing, and general administrative activities. As a result, we need to continue to grow our revenues and gross margins to achieve and sustain profitability and positive operating cash flows, and we may need to raise additional capital.

We have negative operating cash flow.

We have reported net losses and negative cash flow from operations for the year ended December 31, 2014 and the three and six month periods ended June 30, 2015. To the extent that we have negative operating cash flow in future periods, we may need to deploy a portion of our existing working capital to fund such negative cash flow. We anticipate that some portion of the proceeds from any distribution of Securities under this prospectus will be used to fund negative cash flow from operating activities in future periods. See “Use of Proceeds”.

We may be unable to raise additional capital.

Execution of our business plan and our commercial viability could be jeopardized if we are unable to raise additional funds for our commercialization plans, to fund working capital, research and development projects, sales, marketing and product development activities, and other business opportunities. We attempt to mitigate this risk by generating funds from a variety of sources including: through the sale of our commercial products, through the sale of non-core assets including long-term investments, through funding from government agencies, industry and business partners, and through the issuance of shares or debt in the public equity markets or through strategic investors. In addition, we try to maintain reserves of cash and short-term investments and seek to obtain funding commitments before we take on any significant incremental initiatives. There can be no assurance that we will be able to secure additional funding, or funding on terms acceptable to us, to pursue our commercialization plans.

Sustained negative economic factors could negatively impact our business.

Global economic factors beyond our control such as a sustained and far reaching negative economic factors, more restrictive access to credit markets or other broad economic issues may negatively affect the natural gas vehicle (“NGV”) market, and reduce demand for our products as partners and potential customers defer replacing older vehicles or expanding their fleets. Our bad debt expense may increase, and we may need to assist potential customers with obtaining financing or government incentives to help customers fund their purchases of our products.

Potential fluctuations in our financial results make financial forecasting difficult.

We expect our revenues and results of operation to continue to vary significantly from quarter to quarter. Sales and margins may be lower than anticipated due to timing of customer orders and deliveries, unexpected delays in our supply chain, general economic and market-related factors, product quality, performance and safety issues, and competitive factors. The current economic environment also makes projecting financial results more difficult. In addition, the continuance and timing of government funding of our research and development programs is difficult to predict and may cause quarter to quarter variations in financial results. In addition, due to our early stage of commercialization on some products, we cannot accurately predict our future revenues or results of operations or the timing of government funding on our current research and development programs. We are also subject to normal operating risks such as credit risks, foreign currency risks, and global and regional economic conditions. As a result, quarter-to-quarter comparisons of our revenues and results of operation may not be meaningful. It is likely that in one or more future quarters our results of operation will fall below the expectations of securities analysts and investors. If this happens, the trading price of our Common Shares might be materially and adversely affected.

A market for engines with our fuel systems may be limited or may take longer to develop than we anticipate.

Although we have seen strong growth in CWI revenues and interest from municipalities and private fleets, engines with natural gas fuel systems represent an emerging market, and we do not know whether end-users will ultimately want to use them or pay for their initial incremental purchase price. The development of a mass market for our fuel systems may be affected by many factors, some of which are beyond our control, including: the emergence of newer, more competitive technologies and products; the future cost of natural gas and other fuels used by our systems; the future cost of diesel, gasoline and other alternative fuels that may be used by competitive technologies; the ability to successfully build the refuelling infrastructure necessary for our systems; regulatory requirements; availability of government incentives; customer perceptions of the safety of our products; and customer reluctance to try a new product.

If a market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of our products and may never achieve profitability.

Certain of our products may not achieve widespread adoption.

Our direct injection technology has been demonstrated in heavy-duty trucks, light-duty vehicles and high-horsepower applications. However, we do not know when or whether we will be successful in the commercialization of products for any of our target markets. There can be no assurance that engines using our direct injection technology will perform as well as we expect or that prototypes and commercial systems will be developed and sold in commercially viable numbers.

Our Westport fuel systems presently have higher initial capital costs than the incumbent competing technologies, and manufacturing costs of some of our products at a large-scale commercial level have not been confirmed. If we are unable to produce fuel systems that are economically competitive, on a life-cycle cost basis, in terms of price, reliability and longevity, operators of commercial vehicle fleets will be unlikely to buy products containing our fuel systems.

The application of our direct injection technology in high-horsepower applications is in its infancy. Our technology may not meet all the demands of these new applications, such as ultra high reliability, long life, high efficiency, high performance, refuelling convenience, emissions and safety regulations. Other technologies may provide better compromise. In these cases our market penetration may be lower than expected.

The absence of consistent commitments by governments to promote NGVs could negatively affect our business.

In past years, our business has benefited from the availability of government tax incentives, such as tax credits and grants or rebates to encourage the use of natural gas in trucks, buses and other vehicles and to encourage the development of fueling infrastructure. A lack or removal of government incentives can have a direct and significant negative impact on the sale and adoption of NGVs. The International Council on Clean Transportation has stated that in some cases the acceptance of alternative (i.e., neither gasoline nor diesel) propulsion technologies follow a pattern – a sudden surge in sales followed by a sudden collapse – that indicates they are strongly influenced by government policies (ICCT European Vehicle Market Statistics Pocketbook 2012).

Because the incremental cost of NGVs is higher than diesel vehicles, incentives are needed to help make the business case for some customers. Due to the variable nature of government funding and incentive programs, we are unable to ascertain if current programs will continue or be renewed or whether proposed legislation that favors NGVs will be passed and enacted into law. Continued uncertainty over the amount and availability of government incentives could cause customers to delay making purchasing decisions as they wait for programs to become available, or could cause customers to decide not to purchase an NGV or propane fueled vehicle product. While some of our customers have been able to qualify for programs offered by various levels of government in different jurisdictions, there is no certainty that this assistance will continue into the future.

In addition to incentives that support the purchase of an NGV or the fueling infrastructure for an NGV, Westport has entered into agreements with government agencies to help fund R&D programs. As with the variability of vehicle deployment incentives, there can be no assurance that we will succeed in being awarded future R&D funding from any government agencies at the same levels we have received in the past or at all.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, Canada’s Corruption of Foreign Public Officials Act, and similar foreign anti-bribery laws.

The U.S. Foreign Corrupt Practices Act (“FCPA”), Canada’s Corruption of Foreign Public Officials Act (“CFPOA”) and similar anti-bribery laws in other jurisdictions prohibit companies and their directors, officers, employees and agents from promising, offering or giving anything of value, including money, to foreign officials, including employees of government-owned businesses, for purposes of corruptly influencing such officials in their official duties in order to assist the company in obtaining or retaining business. During the last few years, the U.S. Department of Justice and the SEC and the Royal Canadian Mounted Police have brought an increasing number of FCPA and CFPOA enforcement cases, as applicable, many resulting in very large fines and deferred criminal prosecutions. We operate in many countries that are viewed as high risk for FCPA and CFPOA compliance. Our Code of Conduct mandates compliance with anti-bribery laws. We have instituted training programs for certain employees in various jurisdictions where we operate. Despite our training programs and compliance policies, there can be no assurance that all employees and third-party intermediaries (including our distributors and agents) will comply with anti-corruption laws. Any such violation could have a material adverse effect on our business. As part of our anti-corruption policies, in the event that we have reason to believe that our employees, agents, distributors or other third parties that transact Westport’s business have or may have violated applicable anti-corruption laws, including the FCPA and CFPOA, we may investigate or have outside counsel or agents investigate the relevant facts and circumstances. We have incurred and in the future may incur additional compliance costs associated with the implementation of our FCPA and CFPOA compliance policies and training programs, which could have a material impact on our business.

In any acquisition or joint venture we engage in, we expose ourselves to the possibility that the employees and agents of such businesses may not have conducted themselves in compliance with the applicable anti-corruption laws. In response to increasing FCPA and CFPOA enforcement actions in the U.S. and Canada, we have sought to impose contractual provisions and undertake cost appropriate due diligence. We cannot provide assurance that we will always be protected from the consequences of acts that may have violated the FCPA or CFPOA.

Violations of the FCPA or CFPOA may result in significant civil and criminal fines, as well as criminal convictions. Violations of the FCPA, CFPOA and other foreign anti-bribery laws, or allegations of such violations, could disrupt our business and cause us to suffer civil and criminal financial penalties and other sanctions, which are likely to have a material adverse impact on our business, financial condition, and results of operations.

Fuel price differentials are hard to predict and may be less favourable in the future.

The acceptance of natural gas-fuelled engines by customers depends in part on the price differential between natural gas, diesel and gasoline fuels. Natural gas has generally been, and currently is, less expensive than diesel fuel in many jurisdictions. This price differential is affected by many factors, including changes in the resource base for natural gas compared with crude oil, availability of shale gas, pipeline transportation capacity for natural gas, refining capacity for crude oil, and government excise and fuel tax policies. There can be no assurance that natural gas will remain less expensive than diesel and gasoline fuels. This may impact upon potential customers’ decisions to adopt natural gas as an energy solution in the short term.

Our growth is dependent on natural gas refuelling infrastructure that may not be built and commissioned.

For motor vehicles, natural gas must be carried on board in liquefied or compressed form, and there are few public or private refuelling stations available in most jurisdictions. There can be no assurance of the successful expansion of the availability of natural gas as a vehicle fuel or that companies will develop refuelling stations to meet projected demand. If customers are unable to obtain fuel conveniently and affordably, a mass market for vehicles powered by our technology is unlikely to develop.

Changes in environmental and regulatory policies could hurt the market for our products.

We currently benefit from, and hope to continue to benefit from, certain government environmental policies, mandates and regulations around the world, most significantly in the international automotive market and in the United States. Examples of such regulations include those that provide economic incentives, subsidies, tax credits and other benefits to purchasers of low emission vehicles, restrict the sale of engines that do not meet emission standards, fine the sellers of non-compliant engines, tax the operators of diesel engines and require the use of more expensive ultra-low sulphur diesel fuel. There can be no assurance that these policies, mandates and regulations will be continued. Incumbent industry participants with a vested interest in gasoline and diesel, many of which have substantially greater resources than we do, may invest significant time and money in an effort to influence environmental regulations in ways that delay or repeal requirements for clean vehicle emissions. If these are discontinued or if current requirements are relaxed, this may have a material impact on our competitive position.

We currently face, and will continue to face, significant competition.

Our products face, and will continue to face, significant competition, including from incumbent technologies, and in particular increased competition with respect to spark-ignited natural gas engine OEMs in China and aftermarket kit providers in Europe. As the market for natural gas engine products continues to grow this competition may increase. New developments in technology may negatively affect the development or sale of some or all of our products or make our products uncompetitive or obsolete. Other companies, many of which have substantially greater customer bases, businesses, and financial and other resources than us, are currently engaged in the development of products and technologies that are similar to, or may be competitive with, certain of our products and technologies. In addition, the terms of some of our joint venture agreements allow for the potential for the introduction of competing products in certain markets by our joint venture partners.

Competition for our products may come from current power technologies, improvements to current power technologies and new alternative power technologies, including other fuel systems and in particular increased competition with respect to spark-ignited natural gas engine OEMs in China and aftermarket kit providers in Europe. Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers using proven and widely accepted technologies. Many existing manufacturers have or had natural gas engine programs and could develop new engines without our help or components, using more conventional technologies or technologies from competitive companies. Additionally, there are competitors working on developing technologies such as cleaner diesel engines, bio-diesel, fuel cells, advanced batteries and hybrid battery/internal combustion engines, and new fuels in each of our targeted markets. Each of these competitors has the potential to capture market share in various markets, which could have a material adverse effect on our position in the industry and our financial results. For our products to be successful against competing technologies, especially diesel engines, they must offer advantages in one or more of these areas: regulated or un-regulated emissions performance, including CO2 reduction; fuel economy; fuel cost; engine performance; power density; engine and fuel system weight; and engine and fuel system price. There can be no assurance that our products will be able to offer advantages in all or any of these areas.

In high-horsepower applications, there are already engine manufacturers with significant experience with utilization of natural gas, for example in power generation and in marine applications. Westport may not be able to gain experience fast enough to capture a significant enough market share.

We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.

Failure to protect our existing and future intellectual property rights could seriously harm our business and prospects and may result in the loss of our ability to exclude others from practicing our technology or our own right to practice our technologies. If we do not adequately ensure our freedom to use certain technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation and/or be enjoined from using such intellectual property. Our patents do not guarantee us the right to practice our technologies if other parties own intellectual property rights that we need in order to practice such technologies. Our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. As is the case in many other industries, the web of intellectual property ownership in our industry is complicated and, in some cases, it is difficult to define with precision where one property begins and another ends. In any case, there can be no assurance that:

•	any of the rights we have under U.S. or foreign patents owned by us or other patents that third parties license to us will not be curtailed, for example, through invalidation, circumvention, challenge, being rendered unenforceable or by license to others;

•	we were the first inventors of inventions covered by our issued patents or pending applications or that we were the first to file patent applications for such inventions;

•	any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, or be issued at all;

•	our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technologies;

•	any of our trade secrets will not be learned independently by our competitors; or

•	the steps we take to protect our intellectual property will be adequate. In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries.

We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with our strategic partners and employees. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.

Certain intellectual property has been licensed to us from third parties who may also license such intellectual property to others, including our competitors. If necessary or desirable, we may seek further licenses under the patents or other intellectual property rights of others. However, we can give no assurances that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain or renew a license from a third party for intellectual property we use at present could cause us to incur substantial costs and to suspend the manufacture, shipment of products or our use of processes requiring such intellectual property.

We could become engaged in intellectual property litigation or disputes that may negatively affect our business.

From time to time, claims have been made by third parties that the practice of our technology infringes upon patents owned by those third parties. Although we have seen no valid basis for any of these claims, as our business grows, parties may attempt to take advantage of that growth and assert similar claims and demands for compensation. Our response to such claims will be commensurate with the seriousness of the allegations, their potential effect on our business and the strength of our position. We will examine a range of options, from formal legal action to obtain a declaratory judgment of non-infringement, to the initiation of design changes. We intend to vigorously defend our intellectual property.

As a result, while we are not currently engaged in any material intellectual property litigation, we could become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or in which the scope, validity and enforceability of our intellectual property rights is challenged. In addition, we may commence lawsuits against others who we believe are infringing upon our rights. Our involvement in intellectual property litigation or disputes, including any that may arise in respect of, including but not limited to our HPDI technology or LNG tanks, could be time consuming and result in significant expense to us, diversion of resources, and delays or stoppages in the development, production and sales of products or intellectual property, whether or not any claims have merit or such litigation or disputes are resolved in our favour. In the event of an adverse outcome as a defendant in any such litigation, we may, among other things, be required to:

•	pay substantial damages;

•	cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;

•	expend significant resources to develop or acquire non-infringing intellectual property;

•	discontinue processes incorporating infringing technology; or

•	obtain licenses to the infringing intellectual property.

Any such result could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results.

We are dependent on relationships with strategic partners.

Execution of our current strategy is dependent on cooperation with strategic partners for technology development, manufacturing and distribution. To be commercially viable, our fuel systems must be integrated into engines, and our engines must be integrated into chassis manufactured by OEMs. We can offer no guarantee that existing technology agreements will be renewed or advanced into commercialization agreements or that our strategic partners will not seek to renegotiate or amend those agreements before or after a product has been commercialized. We can offer no guarantee that even if technology agreements do exist with our strategic partners that OEMs will manufacture engines with our fuel systems or chassis for our engines, or if they do manufacture such products, that customers will choose to purchase them. Any integration, design, manufacturing or marketing problems encountered by OEMs could adversely affect the market for our products and our financial results. In addition, there can be no assurance of the commercial success of any joint ventures in which we are, or will become, involved.

Any change in our relationships with our strategic partners, whether as a result of economic or competitive pressures or otherwise, including any decision by our strategic partners to reduce their commitment to our products and technology in favour of competing products or technologies, to change or seek to change the terms of our contractual relationships with them or to bring to an end our various alliances, could have a material adverse effect on our business and financial results.

In addition, disputes regarding the rights and obligations of the parties have in the past and may in the future arise under our agreements with our strategic partners. These and other possible disagreements have in the past and may in the future lead to the renegotiation or modification of such agreements, or could lead to the termination of such agreements or delays in collaborative research, development, supply, or commercialization of certain products, or could require or result in litigation or arbitration. Moreover, disagreements have in the past and may in the future arise with our strategic partners over rights to intellectual property. These kinds of disagreements could result in costly and time-consuming litigation. Any such conflicts with our strategic partners could reduce our ability to obtain future collaboration agreements and could have a negative impact on our relationship with existing strategic partners.

We are dependent on relationships with our suppliers.

While we have negotiated supply agreements with various manufacturers and have entered into strategic supply agreements with certain suppliers, certain of these manufacturers and suppliers may presently be the sole supplier of key components for our products, and we are dependent on their ability to source materials, manage their capacity, workforce and schedules. In particular, we are dependent on sole suppliers for our injectors, tanks and pumps for our Westport heavy-duty systems and their ability to ramp up capacity and maintain quality and cost to support our production requirements. For a number of reasons, including but not limited to shortages of parts, labour disruptions, lack of capacity and equipment failure, a supplier may fail to supply materials or components that meet our quality, quantity or cost requirements or to supply any at all. If we are not able to resolve these issues or obtain substitute sources for these materials or components in a timely manner or on terms acceptable to us, our ability to manufacture certain products may be harmed, and we may be subjected to cancellation of orders or penalties for failed or late deliveries, which could have a material adverse effect on our business and financial results. Our products also use steel and other materials that have global demand. The prices and quantities at which those supplies are available fluctuate and may increase significantly. Competitive pressure, however, may not allow us to increase the sales price of our products. Any such increases may therefore negatively affect our margins and financial condition. We mitigate these risks by seeking secondary suppliers, carrying inventory and locking in long-term pricing when possible. There are no guarantees, however, that we will be successful in securing alternative suppliers or that our inventory levels will be sufficient for our production requirements.

We are dependent on our relationship with Cummins for CWI profits and cash flows.

CWI purchases all of its current and foreseeable engine products from Cummins-affiliated plants and distributors. Although the factories operate with modern technology and experienced management, there can be no assurance that the factory and distribution systems will always be able to perform on a timely and cost-effective basis. Any reduction in the manufacturing and distribution capabilities of Cummins-affiliated plants and distributors could have a material adverse effect on CWI’s business and financial results.

Under a Second Amended and Restated Joint Venture Agreement between Cummins, Westport and CWI (the “Amended JVA”), while Cummins is subject to exclusivity restrictions that generally limit Cummins’ ability to compete against CWI in North America in respect of spark-ignited natural gas or propane products within the displacement range of the CWI Products (as defined in the AIF), beginning in February 2017, Cummins will be permitted to market and sell a spark-ignited natural gas or propane engine within the displacement range of the CWI Products in North America should they choose to develop one based on a new Cummins heavy duty engine platform and without CWI’s assistance. In addition, the Amended JVA permits

Cummins to develop, market and sell products that compete with CWI outside of North America. The introduction by Cummins of new products that compete with CWI could have a material adverse effect on CWI’s sales of CWI Products and on CWI’s financial results.

Under the Amended JVA, the market scope for sales of CWI Products by CWI is primarily limited to North America. Cummins has the sole right to sell CWI Products outside of North America, and the revenues from such sales (as well as the corresponding costs and liabilities) will be credited to CWI. There can be no assurance that Cummins will continue to pursue sales of the CWI Products outside of North America or that the pricing for such CWI Products will be set at levels that will allow such CWI Products to compete effectively in the applicable markets. In addition, the limitation of CWI’s market scope primarily to North America subjects CWI to more concentrated market risk. Any decrease in demand within the North American market for the CWI Products, including as a result of the decrease in the cost of fuels that are alternatives to natural gas or conditions or events that impair or adversely affect the infrastructure for producing and transporting LNG could have a material adverse effect on CWI’s business and financial results.

The Amended JVA provides that substantially all significant decisions with respect to CWI and its business must be unanimously approved by the CWI board of directors and, in some instances, the shareholders of CWI. Because the CWI board of directors is evenly divided between Westport and Cummins designees and each of Westport and Cummins have 50% ownership of the common shares of CWI, any material change in the nature or scope of CWI’s business, require each of Westport’s and Cummins’ approval. Failure or delay by Cummins or Westport and their respective designees to the CWI board of directors to approve any such matters could have a material adverse effect on CWI’s business and financial results. In addition, the declaration and payment of any dividends by CWI requires unanimous approval of the CWI board of directors and is subject to the business judgment of the CWI board of directors, taking into account the factors specified in the Amended JVA. Failure or delay by CWI to pay dividends could have a material adverse effect on Westport’s cash flows and liquidity.

The Amended JVA provides that upon a change of control of Westport, Cummins may elect to terminate the Amended JVA (in which case Cummins is obligated to repurchase Westport’s shares of CWI at a price determined based on a formula in the Amended JVA) or continue the Amended JVA upon certain modified terms. These provisions may make it less likely that Westport will experience a change of control or may diminish any takeover premium that a third party would pay for its shares.

Our limited production trials, commercial launch activities and field tests could encounter problems.

We conduct limited production trials and field tests on a number of our products as part of our product development cycle, and we are working on scaling up our production capabilities. These trials, production readiness activities and field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, and the failure to maintain and service the test prototypes properly. Some of these potential problems and delays are beyond our control. Any problem or perceived problem with our limited production trials and field tests could hurt our reputation and the reputation of our products and delay their commercial launch.

We may have difficulty managing the expansion of our operations.

To support the launch, and increase sales and service, of our technology and related products, we may be required to expand the scope of our operations rapidly. This may include a need for a significant and rapid increase in employees and an increase in the size, or relocation, of our premises and changes to our information systems, processes and policies. Such rapid expansion may place a significant strain on our senior management team, support teams, information technology platforms and other resources. In addition, we may be required to place more reliance on our strategic partners and suppliers, some of whom may not be capable of meeting our production demands in terms of timing, quantity, quality or cost. Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by any rapid expansion could harm our business, prospects, results of operations or financial condition.

Warranty claims could diminish our margins.

There is a risk that the warranty accrual included in our cost of product revenue is not sufficient, and we may recognize additional expenses as a result of warranty claims in excess of our current expectations. Such warranty claims may necessitate a redesign, re-specification, a change in manufacturing processes, and/or recall of our products, which may have an adverse impact on our finances and on existing or future sales. Although we attempt to mitigate against these risks through our sales and marketing initiatives and our product development, quality assurance, support and service programs, there can be no assurance that such initiatives and programs are adequate or that sales of our commercial products will continue to grow and contribute financially. Even in the absence of any warranty claims, a product deficiency such as a manufacturing defect or a safety issue could be identified, necessitating a product recall, which could itself have an adverse impact on our finances and on existing or future sales.

New products may have different performance characteristics from previous products. In addition, we have limited field experience with existing commercialized products, including but not limited to the WiNG System and our Westport heavy-duty systems from which to make our warranty accrual estimates.

We could become subject to product liability claims.

Our business exposes us to potential product liability claims that are inherent to natural gas, LPG and hydrogen and products that use these gases. Natural gas, LPG and hydrogen are flammable gases and are potentially dangerous products. Any accidents involving our products or other natural gas, LPG or hydrogen-based products could materially impede widespread market acceptance and demand for our engines and fuel systems. In addition, we may be subject to a claim by end-users or others alleging that they have suffered property damage, personal injury or death because our products did not perform adequately. Such a claim could be made whether or not our products perform adequately under the circumstances. From time to time, we may be subject to product liability claims in the ordinary course of business, and we carry a limited amount of product liability insurance for this purpose. However, our current insurance policies may not provide sufficient or any coverage for such claims, and we cannot predict whether we will be able to maintain our insurance coverage on commercially acceptable terms.

Natural gas, LPG, hydrogen and products that use these gases entail inherent safety and environmental risks that may result in substantial liability to us.

Natural gas, LPG and hydrogen are flammable gases and are potentially dangerous products. Our operations, including our research and development and manufacturing processes, are subject to all of the risks and hazards inherent to natural gas, LPG and hydrogen and products that use these gases, including equipment defects, malfunctions and failures and natural disasters, which could result in uncontrollable flows of natural gas, fires, explosions and other damages. Although we believe that our procedures for using, handling, storing and disposing of natural gas, LPG, hydrogen and other hazardous materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from natural gas, LPG, hydrogen and other hazardous materials and we may incur liability as a result of such contamination or injury. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our insurance and other resources, in which event Westport could incur significant costs that could have a material adverse effect upon its financial condition.

We could become liable for environmental damages resulting from our research, development or manufacturing activities.

The nature of our business and products exposes us to potential claims and liability for environmental damage, personal injury, loss of life, and damage to or destruction of property. Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future. Our operations may not comply with future laws and regulations, and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims. In addition, depending on the nature of the claim, our current insurance policies may not provide sufficient or any coverage for such claims.

We have foreign currency risk.

Although we report our financial results in U.S. dollars, many of our operating expenses are in Canadian dollars and Euros. Foreign exchange gains and losses are included in results from operations. A decline in the U.S. dollar relative to the Canadian dollar, or a decline in the Euro relative to the U.S. dollar, could negatively impact margins and other financial results. We have not entered into foreign exchange contracts to hedge against gains and losses from foreign currency fluctuations. In fiscal 2014, on average, the U.S. dollar appreciated 9.4% against the Canadian dollar and appreciated 13.6% against the Euro.

We could lose or fail to attract the human capital necessary to run our business.

Our success depends in large part on our ability, and that of our affiliates, to attract and retain key management, engineering, scientific, manufacturing and operating human capital. As we develop additional capabilities, we may require more skilled employees. Given the highly specialized nature of our products, these employees must be highly skilled and have a sound understanding of our industry, business or our technology. Recruiting employees for the alternative fuel industry is also highly competitive. Although to date we have been successful in recruiting and retaining qualified employees, there can be no assurance that we will continue to attract and retain the human capital needed for our business. The failure to attract or retain qualified employees could have a material adverse effect on our business.

If we do not properly manage foreign sales and operations, our business could suffer.

We expect that a substantial portion of our future revenues will be derived from sales outside of Canada, and we operate in jurisdictions where we may lack sufficient expertise, local knowledge or contacts. Establishment of an international market for our products may take longer and cost more to develop than we anticipate and is subject to inherent risks, including unexpected changes in government policies, trade barriers, difficulty in staffing and managing foreign operations, longer payment cycles, and foreign exchange controls that restrict or prohibit repatriation of funds. As a result, if we do not properly manage foreign sales and operations, our business could suffer.

We may not realize the anticipated benefits from joint ventures, investments or acquisitions.

Our joint ventures, and any future joint venture, investment or acquisition, could expose us to certain liabilities, including those that we fail or are unable to identify during the investment or acquisition process. In addition, joint ventures and acquisitions often result in difficulties in integration, and, if such difficulties were to occur, they could adversely affect our results. The integration process may also divert the attention of, and place significant demands on, our managerial resources, which may disrupt our current business operations. As a result, we may fail to meet our current product development and commercialization schedules. Additionally, we may not be able to find suitable joint venture partners, investments or acquisitions, which could adversely affect our business strategy.

We could be adversely affected by risks associated with acquisitions.

We may, in the future, seek to expand our business through acquisitions. Any such acquisitions will be in part dependent on management’s ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. In certain circumstances, acceptable acquisition targets might not be available. Acquisitions involve a number of risks, including: (i) the possibility that we, as a successor owner, may be legally and financially responsible for liabilities of prior owners; (ii) the possibility that we may pay more than the acquired company or assets are worth; (iii) the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of integrating the operations and employees of an acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; (vi) the inability to integrate, train, retain and motivate key employees of an acquired business; and (vii) the potential disruption of our ongoing business and the distraction of management from our day-to-day operations. These risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key human capital, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.

We could be adversely affected by the operations of our joint ventures and joint venture partners.

We operate in many parts of the world that have experienced social unrest, political and economic instability and resulting governmental corruption. While we have policies in place to ensure adequate monitoring of our activities and compliance with Canadian, United States and local laws and regulations in the countries in which we operate, we also operate, and intend to operate in the future, through various joint venture arrangements. Our level of control over joint venture operations may be restricted or shared, and we may be unable to control the actions of joint venture partners or their employees. Despite our policies mandating compliance with Canadian, United States and local laws, we cannot assure you that our internal control policies and procedures always will protect us from reckless or negligent acts committed by our joint ventures or their employees or agents. Such employees or agents of the joint venture or joint venture partners may undertake actions that would result in a violation of law, including but not limited to, tax laws, customs laws, environmental laws, labour laws, permitting laws and regulations, industry laws or international anti-corruption and anti-bribery laws, including Canadian anti-corruption laws and the FCPA. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our business and operations. Geopolitical tensions may affect the performance of our joint ventures and operations in Asia.

Economic sanctions may impact the business of certain of our foreign subsidiaries and joint ventures.

Some of our foreign subsidiaries, joint ventures or future acquisitions may sell our products to customers in countries that may be subject to sanctions and embargoes imposed by, including but not limited to, the U.S. and Canadian governments. Although these sanctions and embargoes may not prohibit our foreign subsidiaries and joint ventures from selling products and providing services in these countries, they may prohibit us and our domestic subsidiaries and joint ventures, as well as employees of our foreign subsidiaries and joint ventures who are U.S. or Canadian citizens, from participating in, approving or otherwise facilitating any aspect of the business activities in those countries. The constraints on our ability to have U.S. or Canadian persons, including our senior management, provide managerial oversight and supervision over sales in embargoed countries may negatively affect the financial or operating performance of such business activities. We routinely monitor changes in economic sanctions laws and adapt our procedures to remain in compliance with such laws.

We may be subject to risks relating to our information technology systems.

We rely on information technology systems to process, transmit and store electronic information and manage and operate our business. A breach in security could expose us and our customers and suppliers to risks of misuse of confidential information, manipulation and destruction of data, operational disruptions and downtime, which in turn could adversely affect our reputation, competitive position, business or results of operations.

Risks Related to Our Common Shares

Our Common Share price may fluctuate.

The stock market in general, and the market prices of securities of technology companies in particular, can be extremely volatile, and fluctuations in our Common Share price may be unrelated to our operating performance. Our Common Share price could be subject to significant fluctuations in response to many factors, including: actual or anticipated variations in our results of operations; the addition or loss of customers; announcements of technological innovations, new products or services by us or our competitors; changes in financial estimates or recommendations by securities analysts; conditions or trends in our industry; our announcements of significant acquisitions, strategic relationships, joint ventures or capital commitments; additions or departures of key employees; general market conditions; and other events or factors, many of which may be beyond our control. Additionally, the price of our Common Shares has historically been strongly correlated with the differential between the prices of natural gas, diesel fuel and crude oil. The prices of such commodities have been subject to significant volatility. As of August 5, 2015, the 52-week trading price of our Common Shares on NASDAQ and the TSX ranged from a low of U.S.$3.24 to a high of U.S.$15.85, and a low of $3.82 to a high of $17.35, respectively.

Litigation, including litigation due to Common Share price volatility or other factors, could cause us to incur substantial costs and divert our management’s time and attention.

From time to time, we may become involved in, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others, including litigation related to the volatility of the market price of our Common Shares. On an ongoing basis, we attempt to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our financial statements, we do not believe that any of the proceedings or claims to which we are party will have a material adverse effect on our financial position; however, we cannot provide any assurance to this effect.

We do not currently intend to pay any cash dividends on our Common Shares in the foreseeable future; therefore, our shareholders may not be able to receive a return on their Common Shares until they sell them.

We have never paid or declared any cash dividends on our Common Shares. We do not anticipate paying any cash dividends on our Common Shares in the foreseeable future because, among other reasons, we currently intend to retain any future earnings to finance our business. The future payment of dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, our general financial condition and other factors our board of directors may consider appropriate in the circumstances. Until we pay dividends, which we may never do, our shareholders will not be able to receive a return on their Common Shares unless they sell them.

If we are characterized as a passive foreign investment company, U.S. holders may be subject to adverse U.S. federal income tax consequences.

Based in part on current operations and financial projections, we do not expect to be a passive foreign investment corporation (“PFIC”) for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. However, we must make an annual determination as to whether we are a PFIC based on the types of income we earn and the types and value of our assets from time to time, all of which are subject to change. Therefore, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our Common Shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we use any cash that we raise. If we were to be treated as a PFIC for any taxable year during which you hold Common Shares, certain adverse U.S. federal income tax consequences could apply to U.S. holders.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.

We are a foreign private issuer under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Exchange Act and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell our Common Shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the U.S. Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

In order to maintain our current status as a foreign private issuer, a majority of our Common Shares must be either directly or indirectly owned by non-residents of the United States unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of our Common Shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from corporate governance requirements of the NASDAQ Listing Rules that are available to foreign private issuers.

United States investors may not be able to obtain enforcement of civil liabilities against us.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that we are governed by the Business Corporations Act (Alberta), a statute of the Province of Alberta, Canada, that the majority of our officers and directors and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and that all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of our directors and officers or the experts named in this Prospectus or enforce judgments obtained in the United States courts against us, certain of our directors and officers or the experts named in this Prospectus based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against us, our directors and officers or the experts named in this Prospectus. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers or the experts named in this Prospectus to enforce liabilities based solely upon United States federal or state securities laws.

DESCRIPTION OF COMMON SHARES

The following description of our Common Shares is a summary only and is qualified in its entirety by reference to our articles of incorporation, which have been filed with the securities commission or similar regulatory authority in each of the provinces of Canada, and are available for review at www.sedar.com.

We are authorized to issue an unlimited number of Common Shares. As of June 30, 2015, we had 64,172,920 Common Shares issued and outstanding. Each Common Share entitles the holder to: (i) one vote per share held at meetings of shareholders; (ii) receive such dividends as declared by us, subject to any contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding Preferred Shares and our credit facilities; and (iii) receive our remaining property and assets upon dissolution or winding up. Our Common Shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares.

In the event of our merger or consolidation with or into another entity in connection with which our Common Shares are converted into or exchanged for shares or other securities of another entity or property (including cash), all holders of our Common Shares will thereafter be entitled to receive the same kind and number of securities or kind of property (including cash). Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of Preferred Shares having liquidation preferences, if any, the holders of our Common Shares will be entitled to receive pro rata our remaining assets available for distribution.

DESCRIPTION OF PREFERRED SHARES

The following description of our Preferred Shares is a summary only and is qualified in its entirety by reference to our articles of incorporation, which have been filed with the securities commission or similar regulatory authority in each of the provinces of Canada, and are available for review at www.sedar.com.

We are authorized to issue an unlimited number of Preferred Shares issuable in series with no par value, none of which are currently outstanding. Our board of directors has the authority to determine, with respect to any series of Preferred Shares, the rights, privileges, restrictions and conditions of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board may, except where otherwise provided in the provisions applicable to such series, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Corporation or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates at which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

Subject to any rights, privileges, restrictions and conditions that may have been determined by the directors to apply to any series of Preferred Shares, the holders of our Preferred Shares shall have no right to receive notice of or to be present at or vote either in person, or by proxy, at any of our general meetings by virtue of or in respect of their holding of Preferred Shares.

Subject to any rights, privileges, restrictions and conditions that may have been determined by the directors to apply to any series of Preferred Shares or any restrictions in any of our debt agreements, the directors shall have complete uncontrolled discretion to pay dividends on any class or classes of shares or any series within a class of shares issued and outstanding in any particular year to the exclusion of any other class or classes of shares or any series within a class of shares out of any or all profits or surplus available for dividends.

On our winding-up, liquidation or dissolution or upon the happening of any other event giving rise to a distribution of our assets other than by way of dividend amongst our shareholders for the purposes of winding-up its affairs, subject to any rights, privileges, restrictions and conditions that may have been determined by the Board to attach to any series of Preferred Shares, the holders of all Common Shares and Preferred Shares shall be entitled to participate pari passu.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The following description of the terms of Subscription Receipts sets forth certain general terms and provisions of Subscription Receipts in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Subscription Receipts offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts.

Subscription Receipts may be offered separately or in combination with one or more other Securities. The Subscription Receipts will be issued under a subscription receipt agreement. A copy of the subscription receipt agreement will be filed by us with the applicable securities commission or similar regulatory authorities after it has been entered into by us and will be available electronically at www.sedar.com.

Pursuant to the subscription receipt agreement, original purchasers of Subscription Receipts may have a contractual right of rescission against Westport, following the issuance of the underlying Common Shares or other securities to such purchasers upon the surrender or deemed surrender of the Subscription Receipts, to receive the amount paid for the Subscription Receipts in the event that this Prospectus and any amendment thereto contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days from the closing date of the offering of Subscription Receipts.

The description of general terms and provisions of Subscription Receipts described in any Prospectus Supplement will include, where applicable:

•	the number of Subscription Receipts offered;

•	the price at which the Subscription Receipts will be offered;

•	if other than Canadian dollars, the currency or currency unit in which the Subscription Receipts are denominated;

•	the procedures for the exchange of the Subscription Receipts into Common Shares or other securities;

•	the number of Common Shares or other securities that may be obtained upon exercise of each Subscription Receipt;

•	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•	the terms applicable to the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	the material tax consequences of owning the Subscription Receipts; and

•	any other material terms, conditions and rights (or limitations on such rights) of the Subscription Receipts.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Subscription Receipts that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Subscription Receipts described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Subscription Receipts.

DESCRIPTION OF WARRANTS

The following description of the terms of Warrants sets forth certain general terms and provisions of Warrants in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Warrants offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Warrants.

Warrants may be offered separately or in combination with one or more other Securities. Each series of Warrants will be issued under a separate warrant agreement to be entered into between us and one or more banks or trust companies acting as warrant agent. The applicable Prospectus Supplement will include details of the warrant agreements covering the Warrants being offered. The warrant agent will act solely as our agent and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. A copy of the warrant agreement will be filed by us with the applicable securities commission or similar regulatory authorities after it has been entered into by us and will be available electronically at www.sedar.com.

Pursuant to the warrant agreement original purchasers of Warrants may have a contractual right of rescission against Westport, following the issuance of the underlying Common Shares or other securities to such purchasers upon the exercise or deemed exercise of the Warrants, to receive the amount paid for the Warrants and the amount paid upon exercise of the Warrants in the event that this Prospectus and any amendment thereto contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days from the closing date of the offering of Warrants.

The description of general terms and provisions of Warrants described in any Prospectus Supplement will include, where applicable:

•	the designation and aggregate number of Warrants offered;

•	the price at which the Warrants will be offered;

•	if other than Canadian dollars, the currency or currency unit in which the Warrants are denominated;

•	the designation and terms of the Common Shares that may be acquired upon exercise of the Warrants;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•	the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which that amount of securities may be purchased upon exercise of each Warrant;

•	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Warrants and the related Securities will be transferable separately;

•	the minimum or maximum amount, if any, of Warrants that may be exercised at any one time;

•	whether the Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions; and

•	any other material terms, conditions and rights (or limitations on such rights) of the Warrants.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Warrants that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Warrants described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Warrants.

DESCRIPTION OF DEBT SECURITIES

The following description of the terms of Debt Securities sets forth certain general terms and provisions of Debt Securities in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Debt Securities offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Debt Securities. Debt Securities may be offered separately or in combination with one or more other Securities. We may, from time to time, issue Debt Securities and incur additional indebtedness other than through the issuance of Debt Securities pursuant to this Prospectus.

The Debt Securities will be issued under an indenture (as amended, restated, supplemented or replaced from time to time, the “Indenture”), among us and Computershare Trust Company, National Association, as U.S. trustee (the “U.S. Trustee”), and Computershare Trust Company of Canada, as Canadian trustee (the “Canadian Trustee” and, together with the U.S. Trustee, the “Trustees”).

We have summarized select portions of the Indenture below. The summary is not complete, and is qualified in its entirety by reference to the Indenture. The Indenture has been filed as an exhibit to the registration statement and will be available electronically at www.sedar.com and www.sec.gov. You should read the Indenture for provisions that may be important to you. Capitalized terms used in the summary have the meaning specified in the Indenture.

General

Unless otherwise specified in any Prospectus Supplement, at the time of issuance, the Debt Securities will be our senior, direct, unsecured obligations and, as such, will rank pari passu in right of payment with all of our existing and future senior unsecured indebtedness and senior in right of payment to all of our subordinated indebtedness. The Debt Securities will be effectively subordinated (i) to all existing and future indebtedness or other liabilities of our subsidiaries and (ii) to all of our existing and future secured indebtedness to the extent of the value of the collateral securing that indebtedness. For the avoidance of doubt, we are permitted to issue subordinated Debt Securities under the Indenture.

The Indenture does not limit the aggregate principal amount of Debt Securities that may be issued under it and provides that Debt Securities may be issued under it from time to time in one or more series. We may specify a maximum aggregate principal amount for the Debt Securities of any series.

Unless otherwise specified in any Prospectus Supplement, the Indenture does not afford the holders of the Debt Securities the right to require us to repurchase or redeem the Debt Securities in the event of a highly-leveraged transaction.

We are not obligated to issue all Debt Securities of one series at the same time and, unless otherwise provided in any Prospectus Supplement, we may reopen a series, without the consent of the holders of the outstanding Debt Securities of that series, for the issuance of additional Debt Securities of that series. Additional Debt Securities of a particular series will have the same terms and conditions as outstanding Debt Securities of such series, except for the issue date and, in some cases, the public offering price and the first interest payment date, and will be consolidated with, and form a single series with, such outstanding Debt Securities; provided, however, that if such additional Debt Securities are not fungible with the outstanding Debt Securities of such series for U.S. federal income tax purposes, the additional Debt Securities will have a separate CUSIP number.

The Prospectus Supplement and any applicable supplemental indenture will set forth, among other things:

•	the title of the Debt Securities;

•	the price or prices (expressed as a percentage of the principal amount) at which the Debt Securities will be issued;

•	whether the Debt Securities will be senior Debt Securities or subordinated Debt Securities, and if they are subordinated Debt Securities, the terms of the subordination;

•	any limit on the aggregate principal amount of the Debt Securities which may be issued;

•	the date or dates on which the Debt Securities will mature, on which we will pay the principal of the Debt Securities and the right, if any, to extend such date or dates;

•	the rate or rates (which may be fixed or variable) per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the Debt Securities will bear interest, if any, the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date, whether and under what circumstances Additional Amounts on such Debt Securities shall be payable, the notice, if any, to Holders regarding the determination of interest on a floating rate Debt Security and the manner of giving such notice, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

•	the right, if any, to extend the interest periods and the duration of that extension;

•	the place or places where principal of, and premium and interest, if any, on, the Debt Securities will be payable;

•	the terms and conditions upon which we may redeem or repurchase the Debt Securities;

•	any obligation we have to redeem or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a holder of Debt Securities;

•	the dates on which and the price or prices at which we will repurchase Debt Securities at the option of the holders of Debt Securities and other detailed terms and provisions of these repurchase obligations;

•	the denominations in which the Debt Securities will be issued, if other than minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof;

•	whether the Debt Securities will be issued in the form of certificated Debt Securities or global Debt Securities;

•	if other than the principal amount, the portion of the principal amount of the Debt Securities payable upon declaration of acceleration of the maturity date;

•	the designation of the currency, currencies or currency units in which payment of principal of, and premium and interest, if any, on, the Debt Securities will be made if other than U.S. dollars;

•	any provisions relating to any security provided for the Debt Securities;

•	any addition to or change in the events of default described in this prospectus or in the Indenture with respect to the Debt Securities and any change in the acceleration provisions described in this prospectus or in the Indenture;

•	any addition to or change in the covenants described in this prospectus or in the Indenture with respect to the Debt Securities;

•	whether the Debt Securities may be exchangeable for and/or convertible into our Common Shares or any other security, including any contingent conversion provisions and any provisions intended to prevent dilution of those conversion rights;

•	the applicability of the legal defeasance and the covenant defeasance provisions of the Indenture;

•	any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the Debt Securities;

•	any other terms of the Debt Securities (which may modify or delete any provision of the Indenture as it applies to that series).

The foregoing is not intended to be an exclusive list of the terms that may be applicable to any offered Debt Securities.

We may issue Debt Securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the Indenture. We will provide you with information on the Canadian and U.S. federal income tax considerations and other special considerations applicable to any of these Debt Securities in any Prospectus Supplement, as applicable.

If we denominate the purchase price of any of the Debt Securities in a currency or currencies other than U.S. dollars, or if the principal of and any premium and interest on any series of Debt Securities is payable in a currency or currencies other than U.S. dollars, we will provide you with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such foreign currency or currencies in the applicable Prospectus Supplement.

Exchange and Transfer

Debt Securities may be transferred or exchanged at the office of the registrar or co-registrar designated by us.

We will not impose a service charge for any transfer or exchange, but we may require holders to pay any tax or other governmental charges associated with any transfer or exchange.

In the event of any potential redemption of Debt Securities of any series, we will not be required to register the transfer of or, exchange any, debt security of that series selected or called for redemption, in whole or in part, except the unredeemed portion being redeemed in part.

We may initially appoint the U.S. Trustee as the registrar. Any transfer agent, in addition to the registrar initially designated by us, will be named in the Prospectus Supplement. We may designate additional transfer agents or change transfer agents or change the office of the transfer agent. However, we will be required to maintain a transfer agent in each place of payment for the Debt Securities of each series.

Global Securities

The Debt Securities of any series may be represented, in whole or in part, by one or more global securities. Each global security will:

•	be registered in the name of a depositary that we will identify in a Prospectus Supplement;

•	be deposited with the U.S. Trustee as custodian for the depositary or its nominee; and

•	bear any required legends.

No global security may be exchanged in whole or in part for Debt Securities registered in the name of any person other than the depositary or any nominee unless:

•	the depositary has notified us that it is unwilling or unable to continue as depositary or has ceased to be qualified to act as depositary, and in either case we fail to appoint a successor depositary registered as a clearing agency under the Exchange Act within 90 days of such event;

•	we execute and deliver to the U.S. Trustee an officer’s certificate to the effect that such global securities shall be so exchangeable; or

•	an event of default with respect to the Debt Securities represented by such global securities shall have occurred and be continuing and the depositary notifies the U.S. Trustee of its decision to exchange the global securities for definitive securities.

As long as the depositary, or its nominee, is the registered owner of a global security, the depositary or nominee will be considered the sole owner and holder of the Debt Securities represented by the global security for all purposes under the Indenture. Except in the above limited circumstances, owners of beneficial interests in a global security:

•	will not be entitled to have the Debt Securities registered in their names;

•	will not be entitled to physical delivery of certificated Debt Securities; and

•	will not be considered to be holders of those Debt Securities under the Indenture.

Payments on a global security will be made to the depositary or its nominee as the holder of the global security. Some jurisdictions have laws that require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

Institutions that have accounts with the depositary or its nominee are referred to as “participants.” Ownership of beneficial interests in a global security will be limited to participants and to persons that may hold beneficial interests through participants. The depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of Debt Securities represented by the global security to the accounts of its participants. Each person owning a beneficial interest in a global security must rely on the procedures of the depositary (and, if such person is not a participant, on procedures of the participant through which such person owns its interest) to exercise any rights of a holder under the Indenture.

Ownership of beneficial interests in a global security will be shown on and effected through records maintained by the depositary, with respect to participants’ interests, or by any participant, with respect to interests of persons held by participants on their behalf. Payments, transfers and exchanges relating to beneficial interests in a global security will be subject to policies and procedures of the depositary. The depositary policies and procedures may change from time to time. Neither we nor the Trustees will have any responsibility or liability for the depositary’s acts or omissions or any participant’s records with respect to beneficial interests in a global security.

Payment and Paying Agent

The provisions of this subsection will apply to the Debt Securities unless otherwise indicated in the Prospectus Supplement. Payment of interest on a debt security on any interest payment date will be made to the person in whose name the debt security is registered at the close of business on the regular record date. Payment on Debt Securities of a particular series will be payable at the office of a paying agent or paying agents designated by us. However, at our option, we may pay interest by mailing a check to the record holder provided that global notes will be paid via the depositary in accordance with its polices and procedures.

We may also name any other paying agents in the Prospectus Supplement. We may designate additional paying agents, change paying agents or change the office of any paying agent. However, we will be required to maintain a paying agent in each place of payment for the Debt Securities of a particular series.

Subject to any applicable abandoned property law, all moneys paid by us to a paying agent for payment on any debt security that remain unclaimed at the end of two years after such payment was due will be repaid to us. Thereafter, the holder may look only to us for such payment.

Consolidation, Merger and Sale of Assets

Except as otherwise set forth in the applicable Prospectus Supplement, we may not amalgamate, reorganize, merge or consolidate with or into any other person, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our properties and assets in one or more related transactions, to any person, unless:

•	either: (i) the transaction is an amalgamation, reorganization, merger or consolidation and we are the surviving corporation; or (ii) the successor or surviving person is a corporation, limited liability company, partnership, trust or other entity organized or existing under the laws of the United States, any state of the United States, the District of Columbia or the laws of Canada or any province or territory thereunder and expressly assumes our obligations on the Debt Securities and under the Indenture pursuant to a supplemental indenture in form reasonably satisfactory to the Trustees;

•	immediately after giving effect to the transaction and treating our obligations in connection with or as a result of such transaction as having been incurred as of the time of such transaction, no default or event of default shall have occurred and be continuing under the Indenture; and

•	certain other conditions are met.

Events of Default

Event of default means, with respect to any series of Debt Securities, any of the following:

•	default in the payment of any interest on any debt security of that series when it becomes due and payable, and continuance of that default for a period of 90 days;

•	default in the payment of principal of, or premium on, any debt security of that series when due and payable;

•	default in the performance or breach of any other material covenant or warranty by us in the Indenture (other than a covenant or warranty that has been included in the Indenture solely for the benefit of a series of Debt Securities other than that series), which default continues uncured for a period of 90 days after we receive written notice from the U.S. Trustee or we and the U.S. Trustee receive written notice from the holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of that series as provided in the Indenture;

•	certain events of bankruptcy, insolvency or reorganization of our company; and

•	any other event of default provided with respect to Debt Securities of that series that is described in the applicable Prospectus Supplement and supplemental indenture.

No event of default with respect to a particular series of Debt Securities (except as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an event of default with respect to any other series of Debt Securities. The occurrence of an event of default under the Indenture may constitute an event of default under our bank credit agreements in existence from time to time. In addition, the occurrence of certain events of default or an acceleration under the Indenture may constitute an event of default under certain of our other indebtedness outstanding from time to time.

If an event of default (other than an event of default resulting from certain events of bankruptcy, insolvency or reorganization) with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then the U.S. Trustee or the holders of not less than 25% in aggregate principal amount of the outstanding Debt Securities of that series may, by a notice in writing to us (and to the trustee if given by the holders), declare to be due and payable immediately the principal (or, if the Debt Securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) of, and accrued and unpaid interest, if any, on all Debt Securities of that series. In the case of an event of default resulting from certain events of bankruptcy, insolvency or reorganization, the principal amount (or such specified amount) of and accrued and unpaid interest, if any, on all outstanding Debt Securities will become and be immediately due and payable without any declaration or other act on the part of the U.S. Trustee or any holder of outstanding Debt Securities. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, the holders of a majority in aggregate principal amount of the outstanding Debt Securities of that series may rescind and annul the acceleration if all events of default, other than the non-payment of accelerated principal and interest, if any, with respect to Debt Securities of that series, have been cured or waived and all sums paid or advanced by the U.S. Trustee and the reasonable compensation expenses and disbursements of each of the Trustees and its agents and counsel have been paid as provided in the Indenture.

The Indenture provides that neither the U.S. Trustee nor the Canadian Trustee will be under any obligation to exercise any of its rights or powers under the Indenture at the request of any holder of outstanding Debt Securities, unless the U.S. Trustee or Canadian Trustee, as applicable, receives security or indemnity satisfactory to it against any loss, liability or expense. Subject to certain rights of the U.S. Trustee, the holders of a majority in principal amount of the outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the U.S. Trustee or exercising any trust or power conferred on the U.S. Trustee with respect to the Debt Securities of that series.

No holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture or for the appointment of a receiver or trustee, or for any remedy under the Indenture, unless:

•	that holder has previously given to the U.S. Trustee written notice of a continuing event of default with respect to Debt Securities of that series; and

•	the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series have made written request, and offered security or indemnity satisfactory to the U.S. Trustee, to institute the proceeding as U.S. Trustee, and the U.S. Trustee has not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days.

Notwithstanding the foregoing, the holder of any Debt Security will have an absolute and unconditional right to receive payment of the principal of, and premium and any interest on, that Debt Security on or after the due dates expressed in that Debt Security and to institute suit for the enforcement of such payment.

The Indenture requires us, within 120 days after the end of our fiscal year, to furnish to the U.S. Trustee, with a copy to the Canadian Trustee, a statement as to compliance with the Indenture. The Indenture provides that the U.S. Trustee may withhold notice to the holders of Debt Securities of any series of any default or event of default (except in payment on any Debt Securities of that series) with respect to Debt Securities of that series if the U.S. Trustee in good faith determines that withholding notice is in the interest of the holders of those Debt Securities.

Modification and Waiver

We may amend or modify the Indenture without the consent of any holder of Debt Securities of the series affected by the modifications or amendments in order to:

•	cure any ambiguity, defect or inconsistency, provided that the interests of the holders are not materially adversely affected;

•	conform the text of the Indenture or the Debt Securities to any corresponding provision of this “Description of Debt Securities” or any “Description of Notes” or similar provisions (including in any Prospectus Supplement) as evidenced by an officer’s certificate;

•	provide for uncertificated Debt Securities in addition to or in place of certificated Debt Securities;

•	provide for the assumption of our obligations in the case of a merger or consolidation and our discharge upon such assumption provided that the provision under “Merger, Consolidation, or Sale of Assets” of the Indenture is complied with;

•	add covenants or make any change that would provide any additional rights or benefits to the holders of the Debt Securities;

•	to comply with the requirements of the SEC to obtain or maintain the qualification of the Indenture under the U.S. Trust Indenture Act of 1939, as amended;

•	make any change that does not adversely affect the interests of any holder of Debt Securities in any material respect, as evidenced by an officer’s certificate;

•	provide for the issuance of additional Debt Securities;

•	add guarantors or co-obligors with respect to the Debt Securities;

•	secure the Debt Securities; or

•	add or appoint a successor or separate trustee.

Other amendments and modifications of the Indenture or the Debt Securities issued may be made with the consent of the holders of at least a majority of the aggregate principal amount of the outstanding Debt Securities of the affected series, and our compliance with any provision of the Indenture with respect to the Debt Securities may be waived by written notice to the U.S. Trustee, with a copy to the Canadian Trustee, by the holders of a majority of the aggregate principal amount of the outstanding Debt Securities of the affected series. However, no modification or amendment may, without the consent of the holder of each outstanding debt security of the affected series:

•	reduce the principal amount, any premium or change the fixed maturity of any Debt Securities or alter or waive any of the provisions with respect to the redemption or repurchase of the Debt Securities;

•	reduce the rate (or alter the method of computation) of or extend the time for payment of interest, including default interest, on any of the Debt Securities;

•	waive a default or event of default in the payment of principal of or premium, if any, or interest on the Debt Securities, except a rescission of acceleration of the Debt Securities by the holders of at least a majority in aggregate principal amount of the then outstanding Debt Securities and a waiver of the payment default that resulted from such acceleration;

•	make the principal of or premium, if any or interest on any of the Debt Securities payable in currency other than that stated in the Debt Securities;

•	change any place of payment where the Debt Securities or interest thereon is payable;

•	make any change in the provisions of the Indenture relating to waivers of past defaults or the rights of holders of the Debt Securities to receive payments of principal of or premium, interest, if any, on the Notes and to institute suit for the enforcement of any such payments;

•	make any change in the foregoing amendment and waiver provisions except to increase the percentage vote of holders of the Debt Securities required;

•	make any change that adversely affects the right of any holder of the Debt Securities to convert or exchange any Debt Securities into our Common Shares or any other security; or

•	reduce the percentage in principal amount of any Debt Securities, the consent of the holders of which is required for any of the foregoing modifications or otherwise necessary to modify or amend the Indenture or to waive any past defaults.

Except for certain specified provisions, the holders of at least a majority in principal amount of the outstanding Debt Securities of an affected series may, on behalf of the holders of all Debt Securities of such series, waive our compliance with provisions of the Indenture. The holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series may, on behalf of the holders of all the Debt Securities of such series, waive any past default under the Indenture with respect to such Debt Securities and its consequences, except a default in the payment of the principal of, or premium or any interest on, any Debt Security or in respect of a covenant or provision that cannot be modified or amended without the consent of all of the holders of the outstanding Debt Securities of the affected series; provided, however, that the holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series may rescind and annul an acceleration and its consequences, including any related payment default that resulted from the acceleration.

Defeasance of Debt Securities and Certain Covenants in Certain Circumstances

Legal Defeasance. The Indenture provides that, in certain circumstances, we may be discharged from any and all obligations in respect of the Debt Securities of any series (except for certain obligations to register the transfer or exchange of Debt Securities, to replace stolen, lost or mutilated Debt Securities, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents). We will be so discharged upon the deposit with the U.S. Trustee, in trust, of money and/or U.S. government obligations, or in the case of Debt Securities payable in a foreign currency, funds in such currency or government obligations of such foreign governments, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, premium and interest in accordance with the terms of the Indenture and the Debt Securities of that series.

This discharge may occur only if, among other things, we have delivered to the U.S. Trustee an opinion of counsel stating that we have received from, or there has been published by, the U.S. Internal Revenue Service a ruling or, since the date of execution of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the beneficial owners of the Debt Securities of the applicable series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred.

Defeasance of Certain Covenants. The Indenture provides that, upon compliance with certain conditions, we may omit to comply with certain covenants set forth in the Indenture, and any omission to comply with those covenants will not constitute a default or an event of default with respect to the Debt Securities of the applicable series, or covenant defeasance.

The conditions include:

•	depositing with the U.S. Trustee money and/or U.S. government obligations or in the case of Debt Securities payable in a foreign currency, funds in such currency or government obligations of such foreign governments, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants, a nationally recognized investment bank or a nationally recognized appraisal or valuation firm to pay and discharge each installment of principal of, premium and interest in accordance with the terms of the Indenture and the Debt Securities of the applicable series; and

•	delivering to the U.S. Trustee an opinion of counsel to the effect that the beneficial owners of the Debt Securities of the applicable series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the deposit and related covenant defeasance and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and related covenant defeasance had not occurred.

Discharge. The Indenture provides that, in certain circumstances, we may discharge certain obligations to holders of Debt Securities that have not already been delivered to the U.S. Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by depositing with the U.S. Trustee, in trust, money and/or U.S. government obligations, or in the case of Debt Securities payable in a foreign currency funds in such foreign currency and/or government obligations of such foreign government, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient (without reinvestment) to pay the entire indebtedness on such Debt Securities with respect to principal and any premium, interest and additional amounts to the date of such deposit (if such Debt Securities have become due and payable) or with respect to principal, any premium and interest to the maturity or redemption date thereof, as the case may be.

DESCRIPTION OF UNITS

We may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units.

The particular terms of each issue of Units will be described in the related Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of Units offered;

•	the price at which the Units will be offered;

•	if other than Canadian dollars, the currency or currency unit in which the Units are denominated;

•	the terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately;

•	the number of Securities that may be purchased upon exercise of each Unit and the price at which and currency or currency unit in which that amount of Securities may be purchased upon exercise of each Unit;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; and

•	any other material terms, conditions and rights (or limitations on such rights) of the Units.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Units that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Units described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Units.

PRIOR SALES

The following description of securities issuances contains information with respect to all issuances of our securities for the 12-month period prior to the date of this Prospectus.

We have issued the following Common Shares during the twelve month period prior to the date of this Prospectus:

Date	Price per Common Share(1)(2) ($)	Number of Common Shares(3)
2014
June	11.11 - 30.62	105,839
July	3.29 - 35.45	10,407
August	9.10 - 21.05	9,000
September	4.27 - 14.90	30,378
October	6.65	181,511
November	6.65 - 33.83	92,887
December	10.71 - 21.54	29,846

2015
January	5.25 - 35.45	111,215
February	4.51	325,073	(4)
March	6.65 - 35.45	187,647
April	6.65 - 31.02	14,215
May	14.90 - 31.02	9,834
June	6.65 - 31.02	44,215
July	17.64 - 31.02	9,649
August 1 – 5	—	—

Notes:
(1)	Represents a price range indicating the lowest and highest prices at which Common Shares were issued during the relevant period. With respect to Common Shares issued on exercise of stock options the exercise price of such options has been utilized as the issuance price.
(2)	Common Shares issued upon exercise of performance share units or restricted share units have no exercise price. The price per Common Share set forth in the above table is the fair value per Common Share as of the grant date.
(3)	Unless otherwise noted, all Common Shares were issued upon exercise of stock options or units granted under the Westport Omnibus Plan (as defined in the Management Proxy Circular) or Westport’s previously existing stock option plan.
(4)

All Common Shares issued were based upon earn-out consideration as per the acquisition agreement to acquire Alternative Fuel Vehicle Sweden AB. The price per Common Share was the share price on date of issuance ($4.51 per share). Pursuant to the acquisition agreement the earn-out payments were payable in Common Shares and were tied to revenue and production milestones to be achieved no later than December 31, 2014.

We have, during the last twelve months, granted the following performance share units (“PSUs”), restricted share units (“RSUs”) and stock options, pursuant to the Westport Omnibus Plan.

Share-based Awards
Date	Number of securities granted (#)		Per Share market value of shares underlying securities at time of unit issuance ($)
October 31, 2014	594,100	(1)	6.65
October 31, 2014	3,434,924	(2)	6.65
May 8, 2015	1,894	(2)	5.28	(3)
May 28, 2015	2,660,000	(1)(4)	5.46	(3)
May 28, 2015	2,681,738	(2)	5.46	(3)

Notes:
(1)	Represents a grant of PSUs pursuant to the Westport Omnibus Plan.
(2)	Represents a grant of RSUs pursuant to the Westport Omnibus Plan.
(3)	Represents the per share market value in U.S.$ of the shares underlying the securities on the NASDAQ at the time of unit issuance.
(4)	Vesting of these 2,660,000 PSUs is conditional upon shareholders of Westport approving an increase in the number of awards available for issuance pursuant to the Westport Omnibus Plan.

MARKET FOR SECURITIES

Our outstanding Common Shares are listed and posted for trading on the TSX under the trading symbol “WPT” and on NASDAQ under the trading symbol “WPRT”. The following table sets forth the market price ranges and the aggregate volume of trading of the Common Shares on the TSX and NASDAQ for the periods indicated.

	TSX				NASDAQ
	High ($)	Low ($)	Close ($)	Volume (Shares)	High (U.S.$)	Low (U.S.$)	Close (U.S.$)	Volume (Shares)
Period
2014
June	19.34	15.58	19.24	2,136,876	18.14	14.26	18.02	15,537,423
July	20.32	17.73	18.73	1,865,951	18.98	16.60	17.24	16,939,182
August	18.59	15.53	15.65	986,272	17.15	14.26	14.41	10,732,692
September	15.68	11.62	11.76	1,563,620	14.41	10.37	10.51	14,855,248
October	9.22	5.97	6.93	2,992,221	8.25	5.29	6.17	41,600,389
November	7.32	5.20	5.24	1,525,381	6.48	4.64	4.72	18,629,023
December	5.15	3.95	4.39	5,499,330	4.59	3.40	3.74	25,653,664

2015
January	4.59	3.82	4.22	1,176,855	3.91	3.24	3.35	10,759,427
February	8.41	4.26	6.90	3,699,798	6.74	3.37	5.51	32,046,066
March	7.42	4.80	4.98	2,270,808	5.97	3.82	3.94	12,664,549
April	5.96	4.92	5.46	748,717	4.93	3.90	4.53	7,642,450
May	7.46	5.35	6.58	1,148,123	6.18	4.47	5.29	16,509,897
June	7.36	5.70	5.89	616,750	5.95	4.58	4.74	8,817,811
July	6.61	4.97	5.24	1,972,403	5.10	3.80	4.01	8,594,106
August (1 – 5)	5.14	4.90	4.90	44,702	4.00	3.71	3.73	1,074,600

CONSOLIDATED CAPITALIZATION

Other than the issuance of an aggregate of 10,271 Common Shares pursuant to the exercise of stock options and units granted under Westport’s securities based compensation plans, there have been no material changes in our share and loan capitalization which have occurred subsequent to June 30, 2015.

USE OF PROCEEDS

Unless otherwise indicated in an applicable Prospectus Supplement relating to an offering of Securities, we expect to use the net proceeds we receive from the sale of Securities to finance future growth opportunities including acquisitions and investments, to finance our capital expenditures, to reduce our outstanding indebtedness, for working capital purposes or for general corporate purposes. The amount of net proceeds to be used for each of the principal purposes will be described in the applicable Prospectus Supplement. We have negative operating cash flow and it is expected that a portion of the net proceeds we receive from the sale of Securities will be used for working capital to fund negative operating cash flow. All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents will be paid out of our general funds. From time to time, we may issue debt securities or incur additional indebtedness other than through the issue of Securities pursuant to this Prospectus. We will not receive any proceeds from any sales of Securities by any selling securityholders pursuant to a secondary offering. More detailed information regarding anticipated expenses associated with any underwriter, broker, dealer manager or similar securities industry professionals in respect of any sales by us or a selling securityholder will be described in any applicable Prospectus Supplement.

Previous Use of Proceeds

On September 26, 2013, we filed a prospectus supplement (the “2013 Supplement”) to our base shelf prospectus dated June 20, 2013 for an offering of 6,000,000 Common Shares (the “2013 Offering”). The net proceeds of the 2013 Offering were U.S.$148,150,650 and were expected to be used, as set out in the 2013 Supplement, approximately as set out in the below table:

Objective	Expected Use of Proceeds	Actual Use of Proceeds
Development of a direct injection natural gas system for multiple automotive OEMs which aligns with the introduction of direct injection gasoline engines.	U.S.$20 million to U.S.$40 million	U.S.$2.1 million

Off-road and marine engine development program.	U.S.$20 million to U.S.$40 million	U.S.$9.7 million

Development of natural gas products with truck and engine OEMs. Technology development for engines would include both Westport HPDI and spark ignited engine technologies to vertically integrate natural gas engine products into their product line.	U.S.$30 million to U.S.$70 million	U.S.$106.9 million

Establish dedicated Westport production within leading heavy duty commercial vehicle suppliers for the development and production or proprietary natural gas engine fuel injection equipment and vehicle fuel storage components.	U.S.$40 million to U.S.$50 million	$U.S.4.8 million

General corporate purposes, including but not limited to, advanced technology license and joint commercialization programs to support next generation natural gas vehicles, working capital requirements, infrastructure development, market creation activities, potential acquisitions of businesses, technologies or other assets, debt repayments, general and administrative expenses, and supply chain development.	Any remaining net proceeds.	$U.S.24.7 million

Our actual use of proceeds for development of a direct injection natural gas system for multiple automotive OEMs were lower than expected. This was a result of reducing development costs in certain programs due to limited customer and OEM commitments. The reduced spending has not had a significant impact on our objectives.

Our actual use of proceeds for off-road and marine engine development program were lower than expected. This is mainly due to the downturn of the mining industry resulting in a customer putting their natural gas mine haul truck program on hold with Westport. Upon stoppage, Westport maintained minimal spend to support certain designated activities . The reduced spending has not had a significant impact on our objectives.

Our actual use of proceeds for development of natural gas products with truck and engine OEMs was higher than expected. Technology development for engines, which includes both Westport HPDI and spark ignited engine technologies to vertically integrate natural gas engine products into product lines, was higher than expected. This is due to a longer than expected development program. The impact of this is that more resources have been consumed in the development and the timeline to commercial production has been extended.

Our actual use of proceeds to establish dedicated Westport production within leading heavy duty commercial vehicle suppliers for the development and production of proprietary natural gas engine fuel injection equipment and vehicle fuel storage components was lower than expected. This is due to the longer than expected development program. The impact of this is that the timeline to commercial production has been extended.

SELLING SECURITYHOLDERS

This Prospectus may also, from time to time, relate to the offering of Securities by way of a secondary offering by certain selling securityholders. The terms under which the Securities will be offered by selling securityholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any offering of the Securities by selling securityholders will include, without limitation, where applicable: (i) the names of the selling securityholders; (ii) the number or amount of our Securities of the class being distributed owned, controlled or directed by each selling securityholder; (iii) the number or amount of our Securities of the class being distributed for the account of each selling securityholder; (iv) the number or amount of Securities of any class, to be owned, controlled or directed by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding Securities; (v) whether the Securities of the class being distributed are owned by the selling securityholders both of record and beneficially, of record only or beneficially only; (vi) if the selling securityholder purchased the Securities of the class being distributed within two years preceding the date of the Prospectus Supplement, the date or dates the selling securityholder acquired the Securities; and (vii) if the selling securityholder acquired the Securities of the class being distributed in the 12 months preceding the date of the Prospectus, the cost thereof to the securityholder in the aggregate and on a per Security basis.

PLAN OF DISTRIBUTION

New Issue

We may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements.

The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

In connection with the sale of Securities, underwriters may receive compensation from us or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers, placement agents or other intermediaries that participate in the distribution of Securities may be deemed to be underwriters and any discounts or commissions received by them from us and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.

If so indicated in the applicable Prospectus Supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable Prospectus Supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

The Prospectus Supplement relating to any offering of Securities will also set forth the terms of the offering of the Securities, including, to the extent applicable, the initial offering price, the proceeds to us, the underwriting discounts or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Underwriters with respect to any offering of Securities sold to or through underwriters will be named in the Prospectus Supplement relating to such offering.

Under agreements which may be entered into by us, underwriters, dealers, placement agents and other intermediaries who participate in the distribution of Securities may be entitled to indemnification by us against certain liabilities, including liabilities under applicable securities legislation. The underwriters, dealers, placement agents and other intermediaries with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Any offering of Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units that is not a secondary offering will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units will not be listed on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units may be sold and purchasers may not be able to resell Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Certain dealers may make a market in the Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units or as to the liquidity of the trading market, if any, for the Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units.

Subject to applicable securities legislation, in connection with any offering of Securities under this Prospectus, the underwriters, if any, may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be discontinued at any time.

Secondary Offering

This prospectus may also, from time to time, relate to the offering of our Securities by certain selling securityholders. The selling securityholders may sell all or a portion of our Securities beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If our Securities are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. Our Securities may be sold by the selling securityholders in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, as follows:

•	on any national securities exchange or quotation service on which the Securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144 under United States Securities Act of 1933, as amended (the “U.S. Securities Act”);

•	broker-dealers may agree with the selling securityholders to sell a specified number of such Securities at a stipulated price per Security;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling securityholders effect such transactions by selling our Securities to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of our Securities for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of our Securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of our Securities in the course of hedging in positions they assume. The selling securityholders may also sell our Securities short and deliver our Securities covered by this Prospectus to close out short positions and to return borrowed Securities in connection with such short sales.

The selling securityholders may also loan or pledge our Securities to broker-dealers that in turn may sell such Securities. The selling securityholders may pledge or grant a security interest in some or all of the Securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell our Securities from time to time pursuant to this Prospectus or any supplement to this Prospectus filed under General Instruction II.L. of Form F-10 under the U.S. Securities Act, amending, if necessary, the list of selling securityholders to include, pursuant to a prospectus amendment or Prospectus Supplement, the pledgee, transferee or other successors in interest as selling securityholders under this Prospectus. The selling securityholders also may transfer and donate our Securities in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus.

The selling securityholders and any broker-dealer participating in the distribution of our Securities may be deemed to be “underwriters” within the meaning of the U.S. Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the U.S. Securities Act. At the time a particular offering of our Securities is made, a Prospectus Supplement, if required, will be distributed which will identify the selling securityholders and provide the other information set forth under “Selling Securityholders”, set forth the aggregate amount of our Securities being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, our Securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states our Securities may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any securityholder will sell any or all of our Securities registered pursuant to the registration statement, of which this Prospectus forms a part.

The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of Canadian securities legislation and the U.S. Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M under the U.S. Exchange Act, which may limit the timing of purchases and sales of any of our Securities by the selling securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of our Securities to engage in market-making activities with respect to our Securities. All of the foregoing may affect the marketability of our Securities and the ability of any person or entity to engage in market-making activities with respect to our Securities.

Once sold under the shelf registration statement, of which this Prospectus forms a part, our Securities will be freely tradable in the hands of persons other than our affiliates.

EARNINGS COVERAGE

If we offer Debt Securities or Preferred Shares having a term to maturity in excess of one year, under this Prospectus and any applicable Prospectus Supplement, the applicable Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such securities.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences which may be applicable to a purchaser of Securities offered thereunder, and may also include a discussion of certain United States federal income tax consequences to the extent applicable. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement, certain legal matters relating to the offering of the securities will be passed upon for us by Bennett Jones LLP and Willkie Farr & Gallagher LLP. In addition, certain legal matters in connection with any offering of securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and United States law.

The partners and associates of Bennett Jones LLP, as a group, and the partners and associates of Wilkie Farr & Gallagher LLP, as a group, each beneficially own, directly or indirectly, less than 1% of our securities.

AUDITORS

Our financial statements as at and for the year ended December 31, 2014, which are incorporated by reference into this Prospectus, have been audited by Deloitte LLP, independent auditors as indicated in their report dated March 9, 2015. Deloitte LLP has also audited the effectiveness of the Corporation’s internal control over financial reporting, as indicated in their report dated March 9, 2015, and July 23, 2015 and have expressed an adverse opinion because of a material weakness which is described in the Management’s Annual Report on Internal Control over Financial Reporting (revised), which is incorporated by reference into the Registration Statement of which this prospectus forms a part in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Deloitte LLP has advised the Corporation that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and in accordance with the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States).

Our financial statements as at December 31, 2013 and for the years ended December 31, 2013 and 2012, which are incorporated by reference into this Prospectus, were audited by KPMG LLP, independent registered public accounting firm, as indicated in their report dated February 25, 2014 which is also incorporated by reference herein, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. KPMG LLP has advised the Corporation that for those years they were independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and in accordance with the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States).

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement on Form F-10 of which this Prospectus forms a part:

•	the documents referred to under “Documents Incorporated by Reference” in this Prospectus;

•	the consent of our auditors Deloitte LLP;

•	the consent of our former auditors KPMG LLP;

•	the consent of our Canadian counsel Bennett Jones LLP;

•	the consent of our United States counsel Willkie Farr & Gallagher LLP;

•	powers of attorney from our directors and officers;

•	Form of Debt Indenture;

•	Statement of Eligibility under the Trust Indenture Act of 1939 on Form T-1;

•	Statement of Eligibility under the Trust Indenture Act of 1939 on Form T-1;

•	The Interim Consolidated Financial Statements as at and for the three months period ended March 31, 2015 and 2014; and

•	Interim Management’s Discussion and Analysis of financial condition and results of operations dated May 7, 2015 for the three months ended March 31, 2015.

PURCHASERS’ STATUTORY AND CONTRACTUAL RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment thereto. The legislation further provides a purchaser with remedies for rescission or damages if the prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser or any amendment contains a misrepresentation or are not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation in the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

Original purchasers of Warrants (if offered separately) and Subscription Receipts will have a contractual right of rescission against us in respect of the conversion, exchange or exercise of such Warrant or Subscription Receipt, as the case may be.

The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the Warrant or Subscription Receipt, as the case may be, the amount paid upon conversion, exchange or exercise upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the convertible, exchangeable or exercisable security that was purchased under a prospectus, and therefore a further payment at the time of conversion, exchange or exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights, or consult with a legal advisor.

CERTIFICATE OF THE CORPORATION

Dated: August 6, 2015

This short form base shelf prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

(SIGNED) DAVID R. DEMERS Chief Executive Officer	(SIGNED) ASHOKA ACHUTHAN Chief Financial Officer

On behalf of the Board of Directors of the Corporation

(SIGNED) M.A. (JILL) BODKIN Director	(SIGNED) DOUGLAS R. KING Director

C-1